2022 ANNUAL REPORT



Your partners from the first. Paul M. Abraham • Ashley M. Adamczyk • Alexandria M. Adams • Jennifer C. Addis • Nana K. Addo • Stefan H. Adkins • Erica Aguilar • Jennifer L. Aker • Damaris A. Alarcon Soliz • Tonia M. Albright Amanda S. Alburitel • Jamie T. Alexander • Shelli A. Alexander • Debbie P. Alfredo • Brenda A. Allison • Madison L. Allman • Kristina L. Alvarado • Cristina M. Alvarez • Marie G. Alvarez • Amber B. Amor • Amber L. Anderson Solomon L. Anderson • Margie S. Anglemyer • Gabrielle K. Anglin • Jessica M. Angon • Tara A. Antonucci • PeterVenice C. Aposacas • Karle J. Armitage • Scott H. Armitage • Luke M. Armstrong • Angela M. Arndt • Chloe T. Arndt Lane C. Arnett • Emily M. Arroyo • Stephanie A. Arven • Helen M. Atkinson • Quentin G. Aubrey • Joseph D. Avery • Erik C. Back • Christy M. Bader • Braden A. Baer • Jack G. Bahbah • Heather M. Bailey • Miikelle J. Bailey • June L. Bails Lisa A. Balazsi-Vogler • Ida M. Balazsi • Christine L. Baldwin • John V. Ball Jr. • Kathryn A. Ballge • Angela D. Banicki • Sarah M. Banicki • Jamie M. Bankert • Donna M. Banks • Amy M. Barbour • Linsey Barkowski • Shanon G. Barnhart Deborah A. Barton • Robert E. Bartos • Kiona G. Bass • Kimberly L. Bates • Brett A. Bauer • Laurence R. Bauer • Aretas O. Bayley • Abakar O. Bechir • Gina L. Beckner • Eric W. Beckstedt • Stephanie L. Becvar • John D. Bedient Madeline I. Beggs • Terri R. Belcher • Diana S. Bell • Ryan S. Bell • Stephanie A. Bell • Tristan A. Bell • Caroline M. Bellamy • Holly M. Bellegante • Todd M. Bemenderfer • Alec S. Bencsics • Andrew J. Bencsics • John M. Benefield Kim A. Bennett • Mary A. Benson • Angeline D. Beres • Allison B. Berger • Andrew C. Besemer • Angela M. Beserra • Stephanie Beserra • Zachary M. Best • Kelsey D. Bettcher Monhaut • Kurt T. Beuchel • Dawn E. Bidlack Carolyn H. Biggs • Amanda L. Bikowski • Barry A. Bilger • Trina R. Billsborough • Alexis P. Bird • Elizabeth M. Birk • Jana L. Bishop • Kayla M. Bishop • Brian J. Bittner • Skyler C. Blake • Alicia M. Blascovich • Nicole L. Blatchford Bryce A. Bloode • Katherine J. Bloss • Amy L. Bobson • Kathy L. Boles • Ashleigh J. Bolze • Bradley H. Bontrager • Chelsey J. Borden • Morgan C. Boren • Cheryl L. Borsch • Danielle J. Borsodi • Donald W. Bosler Jr. • Terry Boufis Nancy A. Bourlier • Angela M. Bowers • Sue A. Bowers • Katelin N. Bowman • Thomas L. Bowman • Rhonda A. Boyd • Regan S. Boyn • Ellen S. Bozovsky • Amy M. Bracken • Sean M. Brady • Kourtnie N. Branam • Linda K. Brantley Craig R. Brechtel • Jacob R. Brentlinger • Joseph B. Brice • Amber L. Briggs • Patricia J. Brioli • Brittany N. Brockie • Kristin M. Brothers • Kaley A. Brower • Chaliyah Brown • Kelli A. Brown • Malek A. Brown • Payton A. Brown Thomas J. Brown • Tyler G. Brown • Kirk S. Browning • Elizabeth J. Brumblow • Douglas A. Bryant • Dawn A. Bublitz • Jeffrey A. Buckley • Kimberly S. Buckley • Fidencio Bueno Jr. • Jeffrey L. Buhr • Andrea M. Bullock • Kristine M. Burggraf Anselm B. Burkart Jr. • Amy J. Burnau • Amy L. Burridge • William B. Burton • Steve M. Bush • Nancy L. Buss • Marta J. Bustos • Paige R. Byer • Christine A. Cable • Peter J. Cahill • Rebecca S. Campbell • Mary E. Campos • Brenda Capps Skylar J. Carney • Lisa R. Caron • Kenneth B. Carr • Douglas R. Carroll • Edwin S. Carter • Crystal M. Cartwright • Tiara L. Cartwright • Gabriel M. Casey • Tara A. Casper • Christine I. Caudill • Jason T. Cavanaugh • Jose A. Cazarez Jr. Timothy J. Ceravolo • Mai Y. Chabon • Mark D. Chabra • Joseph S. Chamberlin • Terrence X. Chamushala • Weijia Chan • Charity C. Chapman • Sharna M. Chapman • Tirang Chaudhary • Leticia Chavez • Heather M. Chimienti • Zamiki Chism Chosani S. Chitaya • Kaitlyn N. Chops • Alissa S. Chupp • Lacey J. Cichra • Abigail N. Claar • Kimberly L. Clanton • Erik D. Clapsaddle • LaTosha Y. Clay • Taylor Clere • Paige V. Closson • Terri L. Clouse • Abigail L. Coffee • Lindsay M. Cogswell Justin A. Cohee • Mindie L. Colanese • Sharon M. Colburn • Kelli M. Colby • Sean R. Coleman • Shelly M. Colip • Charles A. Cone • Erin R. Conley • Shelley A. Connors • Victoria L. Conrad • Daniel P. Conroy • Tanya K. Conroy Christa L. Cook • Elaine K. Cook • Matthew M. Cook • Jason W. Cooper • Julie L. Cooper • Heather N. Corneil • Nancy M. Coughlin • Stephanie Coulter • Charity C. Cowgill • Jolinda S. Cox • Brittany D. Cozzie • Michelle A. Crabtree Christopher L. Craft • Russell D. Cramer • Scott A. Cramer • Rebecca J. Crawford • Andrea L. Creasbaum • David W. Cripe • Larry W. Cripe • Sarah M. Crizer • Shaneika J. Crockett • Jackson R. Cross • Hannah N. Crumley • Julie Cruz Ryan T. Culp • Taylor J. Culp • Richard J. Curran • Beth A. Curtis • Lori A. Cuson • Kimberly D. Dance • Tara K. Daniel • Kelsey R. Danko • Jennifer L. Darnell • Matthew S. Darrah • Suhail U. Daruvala • Bryce K. Davis • Catherine V. Davis Christopher M. Davis • Kimberley K. Davis • Lisa J. Davis • Alexia K. Dawson • Terri L. Day • Kimberly D. De Cook • Margaret A. De Craene • Katelynn M. De La Fuente • JoElla L. De Pra • Julie L. Deak • Ashley J. Deal • Kayla M. DeBoer Mitchell K. DeCraene • Susan R. DeFreez • Victoria M. DeHart • Faith M. Dejong • Jose E. Del Abra Maya • Gerardo Del Real • Amy J. DeLee • Diana Delgado • Caren C. Delp • Cheryl L. Dennis • Alex D. Deranek • Stacia M. DeYoung Kayla P. Dials • Kelton R. Dickey • Steven M. Dieringer • Rebecca K. Dietrich • Julie B. Diffendarfer • Milexa J. Dillon • Shayna M. Dittmar • Charles C. Ditto • Cynthia K. Dixon • Diamond L. Dixon • Glenda L. Dixon • Marci L. Dixon Quentin R. Dodd • Deborah L. Doelling • Andrew T. Dolan • Linda S. Dombrowski • Nancy Dominguez • Caleb S. Doonan • Lisa M. Doty • Mark D. Dougherty • Tina H. Dougherty • Amy L. Dowden • Josephine M. Dragus • Amanda N. Drake Glenn W. Drury • Emily A. Dueweke • Bradley R. Dunlap • Arianna A. Dunn • Lisa M. Dunn • Nichole M. Duplay • Lisa Dutoi • Cathy L. Duttlinger • Donna J. Duttlinger • Amy B. Dutton • Paul M. Eads • Carol A. Easterday • Jon K. Edwards Tracy L. Edwards • Andrea M. Ehresman • Hannah J. Eicher • Rosalie M. Emma • Jennifer R. Engdahl • Grace E. Engel • Abigail G. Erkelens • Aaron J. Espelage • Morgan J. Estridge • Amy E. Evans • Sarah L. Evans • Kimberly A. Evard Chidi-ebere O. Ezekiel • Madison R. Fadely • Terrece L. Fairgood • Taiping Fan • Benjamin A. Fanning • David L. Farkas • Deborah A. Farkas • Jacob B. Farrer • Katherine L. Fashbaugh • April L. Felts • Ann M. Feltz • Ryan J. Fenstermaker Haley N. Fernandez Hernandez • Adriana Fernandez • Margaret E. Ferrara • Eduardo Ferreira • Samantha L. Fife • Terry W. Fike • Benjamin J. Finan • Paul A. Finley • Eric G. Firstenberger • Sandra K. Fisher • Michael S. Flack Julie A. Flanigan • Mary P. Fleece • Renee N. Fleming • Sara D. Flitter • Alicia A. Flores • Tracy A. Foreman • Adam D. Foster • Stefanie J. Fouche-Troupe • Mara S. Fox • Rena B. Fox • S Andrew Fox • Hailey E. Franklin • Shannon E. Franko Ashley L. Franks • Debra K. Franks • Lagena M. Frantz • Beth A. Fraser • Colin T. Freas • Wendy E. Freeman-Campbell • Kayla R. Freeman • Brianna D. Fried • Hunter M. Friedrich • Vanessa M. Fritz • Alec Fullenkamp • Kathy A. Gaedtke Jackson C. Galin • Jennifer A. Gallagher • Gregory A. Gardner • Kailey E. Gardner • Emily M. Garren • Anthony C. Gartee • Malorie M. Gasper • Jacqueline S. Gearhart • Kimberly A. Geiger • Brianna M. Gemmer • Chad M. Gentry Bryant D. Gerber • Donna J. Gerencser • Jason R. German • Vincent A. Gerstbauer • Marcus D. Giden • Paul W. Gifford Jr. • Brittany S. Gilbert • Jimmie D. Gilbert • Kimberlee N. Giles • Matthew S. Gilman • Dana K. Giszewski Kimberly M. Gladhill • Amy L. Glenn • Kevin J. Gnagey • Sarai L. Godwaldt • Ashley J. Goepfrich • Matthew K. Golden • Jessica L. Gondell • Stephanie J. Gonzales • Gabriela P. Gonzalez • Rosangel Gonzalez • Victoria A. Gonzalez Cynthia M. Good • Mary R. Goodhew • Ava L. Goodrich • Richard M. Gordon • Jennifer L. Gore • Dustin Gosztola • Mark D. Gould • Megan A. Graham • Madelynne L. Greathouse • Brian D. Green • Keyante N. Green • Teresa Green Alan Gregory • Tamara J. Griffin Byrne • Michael J. Griffin • Cassi N. Griffith • John B. Griffith • Olivia R. Griggs • Shelby R. Grunden • Bailey M. Gulstrom • Jacob N. Gural • Rosario M. Gutierrez • Amanda Y. Guzman Canales Jane E. Guzman • Joseph C. Hacker • Jaimie C. Hageman • Jamiebeth M. Haines • Cynthia J. Hale • John Ross L. Haley • Ericka A. Hall • Raquel L. Hall • Tammy S. Hall • Megan R. Hamand • Adam C. Hamilton • Ferris L. Hamman Lori L. Hammonds • Rachel M. Hammonds • Alex J. Hanba • Savannah F. Handley • Douglas P. Hanes • Bradley R. Haney • Deanna M. Hanley • Ann K. Hanover • Chazati L. Hardel • Robert A. Harman • Trina S. Harmon Jennifer M. Harrington • Jim Harris • Morgan G. Hartz • Tracy D. Harvey • Amy L. Hase • Todd T. Hatch • Erin M. Hathaway • Mary E. Hayden • Angela E. Hayes • Derek R. Hayes • Jeannette M. Hayes • Juli K. Hayes • Matthew J. Hayes Wenona L. Hays • Laura L. Hazlett • Amy L. Hechlinski • Christine Mae M. Hedglen • Frances J. Hegyi • Matthew R. Heidet • Tammy A. Heidinger • Eric H. Heintzelman • Mary H. Hektor • Audrey Hembree • Kathleen R. Hennessy Geoffrey R. Henry • Tehya D. Henry • Parker A. Hensley • Adam L. Henson • Beau C. Hepler • John W. Herman Jr • Mariangelica Hernandez Garcia • David P. Hernandez • Yaritza Hernandez Lopez • Tracie L. Hernandez Julianna D. Herring • BethAnn M. Hettinger • Cristabel H. Hewitt • Kendra L. Hicks • Eileen J. Higgins • Matthew J. Highbarger • Zoe D. Hightire • Paige K. Hillebrand • Maria A. Himes • Miranda L. Hinds • Amy R. Hines • Gavin W. Hitt Tara D. Hitt • Colleen A. Hodge • Aaron M. Hoeppner • Kathy L. Hoffa • Lee M. Hoffman • Robbin R. Holcomb • Cindy L. Holderbaum • Jill S. Holleman • Phillip Hollett • Jonathan D. Hollister • Debra A. Holloman • Christine E. Holmes John D. Holmes • Larry V. Holston Jr. • Lisa J. Holt • Carmen E. Hoober • Kaitlyn C. Hope • Holly R. Horan • Judith L. Horner • Lindsey M. Horner • Sofia E. Horvath • David P. Hudak • Tashia V. Hudson • Alisha M. Humbert • James H. Hunt Jr. Jennifer M. Hunt • Joseph B. Hunting • Anthony T. Hurley • Lloyd R. Ingram • Ashlyn M. Irk • Rima Ismail • Hannah L. Jackowiak • Patricia A. Jackowiak • Briana L. James • Elaine M. Jamrog • Catherine E. Janowiak • Amanda M. Jaynes Lori Jean • Anthony T. Jegier • Almika Jenkins • Shelley L. Jennings • Laura J. Jeter • Nia N. Jimenez • Brent A. Johnson • Ian M. Johnson • Mark L. Johnson • Sarah R. Johnson • Sarah J. Johnston • Chasity Jones • Gregory A. Jones Tracy L. Jones • Michala A. Joseph • Amber N. Jozwik • Lyle V. Juillerat • Lorra A. Junk • Angelica L. Junkin • Tina M. Kaczorowski • Sherryl A. Kalk • Karen A. Karason • Angel L. Karbalaeali • Thomas G. Kassakatis • Garrett T. Kautz Danuta E. Kawecki • Marissa E. Kay • Noreen A. Kazi • Sean B. Kearns • Sabrina Keel • Ryan A. Keller • Peggy A. Kelley • Courtney Kelly • Brandon J. Kemp • Timothy R. Kemp • Patrick C. Kennedy • William W. Kepperling II Shannon R. Kesvormas • Kevin M. Kettle • Kimberly K. Kimpel • Larry A. King Jr. • Karen J. King • Karen M. King • Jack R. Kirk II • Daniel P. Kleiman • Kathy I. Kline • JoAnne M. Klowetter • Kirsten A. Klupp • Mark A. Knight • Joshua A. Knill Courtney L. Knotts • Carey A. Koch • Jessica L. Koerner • Patricia A. Kondek • Carrie L. Kosac • Kevin S. Kosten • Ryan S. Kosten • Inder J. Koul • Nikole M. Kovalak • Robin L. Koziczynski • Chrystal D. Kreiger • Emily R. Kronewitter Elizabeth A. Kruk • Jenna A. Kujawski • Stephanie L. Kuruzar • Thomas A. Kurzhal • Ashley A. Kwak • Brian J. Kwiatkowski • Jessica L. Kwiatkowski • Andrea M. Labere • Aaron M. Lachiewicz • Patricia L. Lahey • Debrielle C. Lane Raeanna L. Lane • Daniel A. Lara • Heather M. Lardino • Aubrie E. Lares • Lisa M. Larkin • Jennifer R. Lash • Kimberly A. Latson • Judith C. Lauer • Christopher D. Lawrence • Destiney J. Laxton • Maria D. Leanos Mota • Macie E. Leathers Cheung Wan Lee • Christopher W. Lee • Eleanor C. Lee • Sonya L. Lee • Jennifer R. Lehman • Judith L. Leininger • Marie A. Leinz • Tiffany A. Lemak • Connie K. Lemler • Alfred L. Lemmon II • Chase M. Lemons • Andrew S. Lewis Anthony J. Lewis • Carol L. Lewis • Daniel C. Lichty • Dan H. Lifferth • Jennifer M. Lincoln • Wanda W. Lincoln • Jethra D. Link • Jessica Linn • Ryan P. Lisenko • Andria S. Lomeli • Rhonda L. Longley • Karen S. Lopez Gutierrez Clara F. Lorentzen • Crystal L. Love • Judy K. Love • Pamela L. Lovely • Sherry L. Lovitt • Dustin L. Lowry • Adriana L. Lucas • Jennifer L. Lukaszewski • Brittny M. Lupresto • Tyler J. Lyons • Aurora Machado • Bela P. Machan Angel Magana-Tejeda • Julie A. Maggio • Tristan K. Malicki • Gavin Maliro • Emily K. Mammolenti • Nichole M. Mammolenti • Igor Manelis • Mark A. Manering • Cynthia M. Mangrum • Cynthia L. Mann • Kelsey J. Manson • Jennifer R. Manthey Kaitlyn J. Mappin • Alyssa J. Mariel • Jessica L. Markin • Victoria R. Marks • Benjamin J. Marlatt • Laura D. Marquardt • Elizabeth N. Martens • James W. Martindale • Lincoln A. Martinez • Elizabeth G. Masson • Gerald O. Mast John F. Mater • Robert J. Mater • Ingrid E. Mathias Leuthold • Dorothy L. Matter • Mercedes L. Matter • Shawn T. Matthews • Rochelle A. Matysak • Amy K. Mauro • Sabrina L. Maxfield • Susan E. May • Lawrence J. Mayers • Kala E. Maynard Samuel M. Mbugua • Joseph S. Mc Clintock • Deborah K. Mc Cormick • John A. Mc Creary • Leigh A. Mc Crorey • Kimberly J. Mc Donald • Luping W. Mc Ginness • Katelyn V. Mc Griff • Andrew T. Mc Guire • Sheila J. Mc Kinney Renee A. McCaffery • Christian B. McCauley • Susan E. McClements • Andrea L. McCoskey • Linda M. McCoy • Holly M. McCune • Shelby R. McDowell • DeJuan V. McDuell • Amanda M. McFarland • Timothy D. McFeeters Cassidy R. McIntyre • Tammi L. Meister • Sarah C. Melendy • Elsy G. Mendoza Matute • Elaine B. Merrick • Joseph S. Merusi • Abigail D. Meseberg • Mary L. Meyers • Richard J. Michalski • Kanetha K. Michelbrink • Melanie K. Micozzi Drew A. Mikel • Amanda L. Miller • Amanda L. Miller • Cynthia L. Miller • Gage M. Miller • Jerry A. Miller • Kailee E. Miller • Neil H. Miller • James R. Millin III • Kathleen S. Mills • Robyn R. Minix • Tara D. Minix • Jose A. Miranda • Lisa A. Misch Brian A. Mitchell • Tyler A. Mitchell • Brent A. Mithoefer • Erin E. Moberg • Erica L. Molden • Matthew J. Moll • James A. Mollison • Kiara C. Moore • Tyler J. Moore • Jocelyn A. Moreno • Marquis A. Moreno • Jann E. Morris Andrea L. Morton • Debra S. Moser • Teresa A. Moss • Brittlyn R. Mow • Katherine M. Mroz • Catherine C. Mrozinski • Griselda Munoz • Christopher J. Murphy III • Kevin C. Murphy • Michael H. Murphy • Sarah A. Murphy Amanda M. Myers • April A. Nagy • Luis A. Navarro Portillo • John R. Near • Tamara S. Nees • Blair K. Neidlinger • James M. Neldon • Pamela K. Nelson-Boehnlein • Charles J. Nelson • Melissa M. Nelson • Sara K. Nelson • Linda M. Nelund Scott A. Nessi Medina • YBinh Ngo • Hannah B. Nichols • Holly K. Nichols • Quiante L. Nickens • Latrisha K. Nickolson • Michael L. Niezgodski • Janelle R. Nijak • Susann U. Nilsson • Nathanael I. Nixon • Perminus K. Njogu • Romulo Nobrega Ashley R. Noffsinger • Matthew L. Noll • Courtney Northrop • Kenneth R. Nowacki • Suzanne T. Nowicki • Amy J. Nuest • Angela M. Nurnberg • Jacqueline J. O Blenis • Joseph R. O Dell • Patrick M. O Leary • Amy M. Oak Courtney R. Oberholzer • Todd Obren • Anthony R. Obringer • Kelly J. Ogiego • Jason M. Olejnik • Jovani A. Ordonez • Lindsey L. Ortiz Bautista • Valeria Ortiz • Micah A. Osborn • Crystal Osler • Kandis M. Ousley • Alyssa D. Overmyer Melinda M. Overmyer • Matthew C. Owen • Jonathon C. Painter • Karen S. Pal • Paula J. Pallo • Alicia M. Parisey • Stanley J. Park • Molly K. Parker • Jennifer M. Parks • Kaleb J. Parrett • Vishal S. Patel • Robert E. Patrick Cassandra N. Patterson • Donesha S. Paul • Kimberly A. Paul • Anne M. Pauwels • Samuel W. Payne • Leslie L. Pazdur • Eric C. Peat • Jeffrey L. Peat • Sajata J. Peck • Florinda Y. Pedraza • Lacey G. Perkins • Catherine S. Perryman Eric M. Person • Lisa A. Pesaresi • Coley A. Pesce • Cody Petrowsky • Chanh Phasouk Lewis • Bryan D. Phillippi • Michael J. Phillips • Andrew D. Piasecki • Robert C. Piechocki • Thomas D. Pietrzak • Rene S. Pipp • Kyler A. Pippenger Shane A. Pippenger • Nathan W. Piwowar • Addison E. Pixley • Robert A. Plant • Deborah A. Pogotis • Annika B. Polinski • Tiffany N. Pope • Krista L. Porman • Matthew S. Porter • Christian W. Pottschmidt • Imani F. Poua • Allyson E. Powers Lauren E. Powers • Nicholas J. Press • Jennifer E. Prestine • Rebecca J. Pritchard • Lee M. Pritchett • Raquel A. Pritchett • Rebecca E. Puente • Kevin V. Putz • Julie K. Quinn • Chael A. Raica • Joshua T. Rambo • Erika Ramirez Jennifer S. Ramirez • Karina Ramirez • Michael D. Randall • Santa A. Rando • Judie A. Rankin • Cindy S. Rash • Ann M. Rathburn-Lacopo • Donna M. Reed-Hamilton • Thomas R. Reilly • Karrie Remmo • Amanda R. Repetsky • Iveth Reyes Joel M. Reyes • Michelle R. Reyes • Kevin P. Reynolds • Courtney E. Rhoades • Melonie R. Rhodes • Jason M. Rice • Jennifer L. Rice • Dawn A. Richards • Susan J. Richmond • Katherine E. Riffett • Amber N. Riggs • Katherine A. Riker Daniel F. Riley • Gina M. Ritter • Shelby N. Ritter • Becky S. Rizor • Evelyn M. Roderich • Caleb M. Rodriguez • Enmanuel Rodriguez • Alicia R. Roennow • William P. Rohwer • Melissa Roldan Quintanilla • Wayne R. Roller • Robert E. Romano Christin R. Romine • Abagail E. Romines • Anna L. Roose • Leslee L. Rose • Taylor M. Rose • Cheyenne E. Rosenbaum • Abby E. Rowe • Tabitha M. Rowe • Della R. Rozenblit • Richard Rozenboom • Karina N. Rubrake • Allyson R. Ruder PaTrisha M. Ruff • Emily L. Ruffles • Janet L. Rumpf • Jodie M. Russell • LynnAnn Russo • Marisa A. Rutherford • Debra D. Rykovich • Lori A. Ryman • Delia M. Salazar Nicholls • Samantha M. Sales-Salmeron • Cora R. Sallee Janet L. Sammut • Allyson M. Sanchez • Daniel R. Sanchez • Sue L. Sands • Patricia M. Sarkisian • Tori A. Satchwell • Kathleen G. Sauer • Mark E. Saylor • Andrea A. Schaefer • Daniel R. Schaub II • Matthew C. Schiele • Veronica S. Schimmel Adam C. Schmeltz • Sarah K. Schmidt • Crystal E. Schnick • Alexa R. Schrader • Sarah E. Schrader • Candice R. Schuessler • Beth A. Schultz • Kelly A. Schulz • Teresa K. Schwelnus • Bethany R. Scott • Denise L. Scott • Eric J. Scott Linlee D. Scutchfield • Skylar Seals • Katherine A. Seaman • Deenee M. Searfoss • Holly A. Searfoss • Kristy S. Sears-Curtis • Terry L. Seely • Kennedy L. Sensing • Shaean Seward • Sarah E. Shaw • Caitlin T. Sheler • Mollie A. Sheley Scott L. Shelly • Shayla K. Shembarger • Jesteen Shepherd • Rebecca L. Sherman • Diana S. Sherwood • Shane R. Shidaker • Andrea G. Short • Kaitlyn D. Shuler • Laura Shumate • Bobbi S. Shupert • Candy L. Sickels • Thomas J. Siddons Stephanie L. Siglawski • Jeffery J. Simon • Brooke A. Singleton • Lisa M. Sisco • Janice Skok • Suzanne R. Slavinskas • Derek S. Sleman • Charles C. Slomski • Neil A. Smerlinski • Chelsea R. Smith • Christian D. Smith • Debra L. Smith Elizabeth H. Smith • Kelsey M. Smith • Lindsey N. Smith • Mya E. Smith • Jeffrey D. Smoker • Kelly L. Snavely • Hayley P. Snider • Cynthia S. Snowden • Graham R. Snyder • Tangee R. Sobchak • Kathleen D. Solomon • Angela R. Sorg Alvaro Soto Garciav • Bruno Souza • Rachel R. Spanley • Dominique M. Spears • Robert M. Spencer • Rebecca L. Spicer • Justin W. Spyker • Luke P. Squires • Pamela L. Staples • Emma E. Steadman • Pamela Stearns • Madelynn J. Steinke Elizabeth Stemm • Amber M. Stephenson • Jessica E. Stephenson • Michelle R. Stesiak • James C. Stewart-Brown • Scott W. Stewart • Sheri L. Stitzel • James A. Story • Adam J. Straessle • William C. Strafford • Megan M. Strainis Keith R. Strong • Gregory J. Stroupe • Elizabeth A. Styles • Brooke A. Suitors • Dawn M. Sumption • Aubree E. Sutton • Emily M. Swanson • Krystal M. Sweet • Patricia M. Swihart • Martha J. Syson • Nataliya Szalay • Jerry D. Szmanda Michael Szymanski • Kim M. Tagliaferri • Yi Hui Tan • Austin W. Taylor • Mark E. Taylor • Thomas A. Tearney • Alexandra R. Temme • Jasmine T. Terrell • Emma K. Tharp • Julie L. Thode • Meredith R. Thomas • Angela M. Thompson Kimberlyn K. Thompson • Kurt B. Thompson • Matthew J. Thompson • Abigail R. Thornburg • Kari L. Thornton • Jennifer N. Thorson • Antonio J. Thundy • Douglas M. Thurber • Katlin R. Tibbs • Peter A. Timler • Nicole M. Timmis Melissa S. Tobias • Eric J. Tomlinson • Sharon L. Tompkins • Scott M. Tonkovich • Elizabeth M. Tosh • Melissa R. Town • Teihlia L. Trammel • Billie J. Treber • Alexice S. Trejo • Cindy B. Trenerry • Wade N. Trimmer • Amanda M. Troike Robert A. Troup • Brian T. Troutt • Cynthia T. Truax • Kianna J. Trujillo • Danielle C. Trumbull • Kandis M. Tubb • Daphna Q. Tubbs • Dawn M. Tungate • Steven A. Turcotte • Alison D. Tusing • Clifford D. Tuttle • Patricia J. Tyl Brittaney D. Unger • Travis E. Uselton • Clarisse M. Uwitonze • Jeannie Valencourt • Erin E. Van Dieren • Brian E. Van Duyn • Kellen J. Van Hulle • Jennifer R. Van Leeuwen • Tyler S. Van Zant • Katlynn S. Vanator • Opal K. Vandemark Lucas A. VanMatre • Andrew L. Vardell • Maria I. Varela • Joseph E. Vasquez • Gloria Vaughan Mckown • Laura E. Vaughn • Leticia Vazquez Fuentes • Cristal Verduzco Ceja • Tanya E. Vermande • Rebecca J. Vervaet • Trisha L. Vervynckt Matthew D. Vessely • David J. Veurink • Jacqueline S. Vida • Andres Vital Rosales • David A. Voors • Cassondra R. Wagner • Amy R. Wagoner • Craig R. Wales • Amanda H. Waliszewski • Kristina J. Walker • Danielle R. Wallace Caleb J. Walma • Julia E. Walsh • Emily J. Walton • Adam J. Walz • Zachary R. Warchus • Katie R. Wasilewski • Charles D. Waterbury II • Grace A. Waters • Janet M. Watson-Hillmann • Amber M. Watson • April L. Watson • Erik G. Watson Jessica A. Watts • Timothy J. Weaver • Kimberley A. Webb • Danielle D. Wedel • Gloria R. Weesner • Zina B. Weidow • Cecile A. Weir • Cari R. Wells • Emily K. Wellsand • Darby L. Wenger • Kimberly A. Wenrick • Deborah A. Wentland David A. Wertz • Annabelle J. West • Joshua A. Wheeler • Julian P. Whetton • Alan C. Whipps • Amy L. White • Tatianna White • Victoria E. White • William J. White • Lauren E. Whitesell • Jennifer L. Whitmer • Keisha M. Whitt David L. Wieger • Shannon M. Wilder • Jan E. Wilhelm • Madison J. Wilkey • Dana L. Willard • Travis J. Willard • Crystal T. Williams • Jeffrey A. Williams • Lue C. Williams • Marshall G. Williams • Michelle A. Williams • Hannah E. Wilson Jody L. Wilson • Melody A. Wilson • Tamara L. Wilson • Jeanette M. Win • Emily K. Winchell • Susan E. Wine • Stacey J. Wing • Julli B. Wirt • Tracy L. Wise • Philip A. Wiseman • Lee M. Wisler • Phillip A. Witt • Andrea S. Wittendorf Lisa M. Wogatzke • April L. Wolford • Kelly L. Woloszyn • Stephanie G. Worm • Teresa D. Wright • Megan M. Wroblewski • Dinghong Wu • Kelly J. Wunder • Jonathon B. Wyatt • Emily K. Wykoff • Kristine M. Yantis Sedlock • Latoya S. Yarber Jared N. Yoder • Amy L. Young • Rachel E. Young • Matthew J. Zakrowski • Luis Zapata • Marcus I. Zarembka • Ronald W. Zeltwanger • Amberleigh E. Zigler • Pempho A. Ziwawo

Forbes

Best in State Bank
2022 Forbes Survey

Forbes

Best Mid-size Employer
2021-2023 Forbes Survey

Best Employer for Diversity
2022 Forbes Survey

Best Employer for Veterans
2020-2021 Forbes Survey

SBA
Small Business Administration

2013 – 2022 Indiana SBA Community
Lender Gold Level Award

#1 SBA Lender in our
Indiana Footprint

2019 Indiana Rural Lender of the Year

monitor

Ranked #22 | 2022 Top 50
U.S. Bank Finance/Leasing Company

Ranked #37 | 2022 Top 100 Largest
Equipment Finance/Leasing
Companies in the U.S.

KBW

Bank Honor Roll
2019 - 2022



★ ★ ★ ★ ★
BauerFinancial

5 Star "Superior" Rating

Highest rating possible. Based on capital
ratio, profitability/loss trend, credit quality
and CRA ratings

CONTENTS



Strong. Stable. Local. Personal. We are a top-rated community bank recognized for outstanding performance and exceptional service to clients.

Staying true to our values has helped us succeed. Integrity; outstanding client service; teamwork; superior quality; and community leadership are at the heart of everything we do. We adhere to solid, basic lending principles, allowing us to maintain a strong financial standing.

1st Source Corporation

CORPORATE DESCRIPTION

1st Source Corporation is the largest locally controlled financial institution headquartered in the northern Indiana-southwestern Michigan area serving the region since 1863. While delivering a comprehensive range of consumer, commercial and digital banking services, 1st Source has distinguished itself with highly personalized services and distinctive convenience. 1st Source also provides specialized financing for solar installations throughout the U.S. and nationally for automobiles and light trucks for leasing and rental agencies, medium and heavy duty trucks and construction equipment, as well as nationally and internationally for new and pre-owned private and cargo aircraft.

The Corporation has 79 banking centers in 18 counties in Indiana, Michigan and one county in Florida, 10 1st Source Insurance offices, nine Wealth Advisory Services locations, and 19 locations nationwide for the 1st Source Specialty Finance Group. 1st Source is proud of its tradition of providing superior service to clients while playing a leadership role in the continued development of the communities it serves.

2022 In Brief:

2022 net income was $120.51 million compared to $118.53 million earned in 2021. Diluted net income per common share for 2022 was $4.84, up from $4.70 the previous year. Return on average total assets was 1.49% compared to 1.53% a year ago. Return on average common shareholders' equity was 13.81% for 2022, compared to 13.07% for 2021. The average common shareholders' equity-to-average assets ratio for 2022 was 10.81% compared to 11.73% last year.

At year-end, total assets were $8.34 billion, up 3.00% from a year earlier. Loans and leases were $6.01 billion, up 12.44%, deposits were $6.93 billion, up 3.73% from 2021 and common shareholders' equity was $864.07 million, a decrease of 5.70% from a year earlier.

The allowance for loan and lease losses at year-end was 2.32% of total loans and leases, compared to 2.38% the prior year. The ratio of nonperforming assets to loans and leases was 0.45% for 2022, compared to 0.77% for 2021.

Net Income Summary

(000s)	2022	2021	$ Change	% Change
Net interest income	$263,469	$236,638	$26,831	11.3 %
Provision (recovery of provision) for credit losses	13,245	(4,303)	17,548	407.8 %
Net interest income after provision	250,224	240,941	9,283	3.9 %
Noninterest income*	81,239	86,398	(5,159)	(6.0)%
Noninterest expense*	174,676	172,454	2,222	1.3 %
Income before income taxes	156,787	154,885	1,902	1.2 %
Income tax expense	36,255	36,328	(73)	(0.2)%
Net income	120,532	118,557	1,975	1.7 %
Net income attributable to noncontrolling interests	(23)	(23)	-	- %
Net income available to common shareholders	$120,509	$ 118,534	$1,975	1.7 %

* Excludes leased equipment depreciation

Pre-Tax Pre-Provision Earnings *(in millions)*



Net Income and Cash Dividends



Average Deposits



Average Loans and Leases



Loan and Lease Quality (% of Loans and Leases)



FINANCIAL HIGHLIGHTS

Earnings and Dividends

(Dollars in thousands, except per share amounts)	**2022**	2021	2020	2019	2018
Net interest income	**$ 263,469**	$ 236,638	$ 225,820	$ 223,866	$ 213,906
Provision (recovery of provision) for credit losses	**13,245**	(4,303)	36,001	15,833	19,462
Noninterest income	**91,262**	100,092	103,889	101,130	97,050
Noninterest expense	**184,699**	186,148	187,367	189,009	186,467
Net income available to common shareholders	**120,509**	118,534	81,437	91,960	82,414
Common cash dividends	**32,102**	31,340	29,764	29,021	25,686
Per common share					
Diluted net income	**$ 4.84**	$ 4.70	$ 3.17	$ 3.57	$ 3.16
Cash dividends	**1.26**	1.21	1.13	1.10	0.96
Book value	**35.04**	37.04	34.93	32.47	29.56
Return on average common shareholders' equity	**13.81 %**	13.07 %	9.41 %	11.50 %	11.09 %
Return on average assets	**1.49 %**	1.53 %	1.14 %	1.41 %	1.34 %

Statement of Condition

Average Balances: *(Dollars in thousands)*					
Assets	**$ 8,073,111**	$ 7,731,147	$ 7,120,009	$ 6,528,274	$ 6,151,439
Earning assets	**7,661,168**	7,338,639	6,684,246	6,104,673	5,761,761
Investments	**1,845,351**	1,443,380	1,058,060	1,014,659	951,812
Loans and leases	**5,566,701**	5,437,817	5,463,436	5,000,161	4,755,256
Allowance for loan and lease losses	**133,028**	139,141	130,776	105,340	99,258
Deposits	**6,711,376**	6,342,527	5,736,602	5,276,736	4,963,663
Interest bearing liabilities	**5,002,168**	4,784,697	4,546,548	4,440,905	4,288,617
Shareholders' equity	**872,721**	906,951	865,278	799,736	743,173

Average Common Shareholders' Equity



Avg. Common Equity ($MM)
Avg. Common Equity/Assets (%)
1000
800
600
400
200
15.0
14.0
13.0
12.0
11.0
10.0
743.2
799.7
865.3
907.0
872.7
12.08
12.25
12.15
11.73
10.81
2018
2019
2020
2021
2022

Return on Average Assets *(as a percent)*



1.60
1.30
1.00
0.70
0.40
0.10
1.34
1.41
1.14
1.53
1.49
2018
2019
2020
2021
2022

Return on Average Common Shareholders' Equity *(as a percent)*



14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
11.09
11.50
9.41
13.07
13.81
2018
2019
2020
2021
2022

Diluted Net Income Per Common Share



$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
3.16
3.57
3.17
4.70
4.84
2018
2019
2020
2021
2022

2022 ANNUAL SHAREHOLDERS' LETTER

INTRODUCTION

2022 was a good year for 1st Source in terms of net income, one much better than we had anticipated. We benefited from a widening interest rate margin between our cost of funds and our interest income due to seven rate increases by the Federal Reserve over the last year and a continuing high level of liquidity in corporate and personal deposit accounts. This was enhanced by strong loan growth which accelerated throughout the year. As the year was closing there was increasing competition for deposits and businesses and individuals increased the use of their cash.

The Federal Reserve (the Fed) did a wonderful job addressing the challenges brought on by the COVID-19 pandemic in 2020 and 2021. They used monetary policy initiatives to reduce interest rates substantially to ensure that the economy would not fall into a deep recession or depression. The Federal Government also supplied substantial fiscal stimulus to the markets in the form of the Paycheck Protection Program (PPP) forgivable loans, individual stimulus payments, and through a variety of other gift and lending programs. These achieved their intended effect and kept the economy from whipping into a negative tailspin, but those stimulus programs may have overshot their goals and created their own set of problems. Unfortunately, with people being pent up for so long, the consumer emerged wanting more goods and services just at a time when supply chains were tight to closed. This led to inflating prices, which the Fed originally identified as transitory, only to learn later that the price increases and expectations for such were building themselves into the economy. Similarly, the Russian invasion of Ukraine, the West's response with significant economic restrictions, and the war's impact on agriculture and energy costs clearly constrained the Fed's ability to affect the economy through monetary policy. It turned out that inflation was more than transitory, and the Fed responded by raising interest rates and announcing its intention to unwind its balance sheet built through its Quantitative Easing initiatives following the 2008 financial crises.

Knowing the very negative impact of high inflation on the economy, the Fed decided to move early in 2022 to curb inflationary expectations and reduce price and wage increases that could adversely affect everyone. The first rise was in March at 25 basis points. That was followed with a 50 basis point increase in May and four successive rate increases of 75 basis points each in June, July, September and November, and then finishing with a lower 50 basis point increase in December. So, for the full year, the Fed Funds Rate moved up 4.25%. Having lived through and trying to manage my own personal finances and this Bank's in the latter 1970s after wage and price controls and a series of other failed Government attempts to direct the economy and the inflationary pain of the early 1980s, I agree with the Fed's decision to tighten quickly and to stamp out increasing inflation even if it means slower economic growth and higher unemployment for a while. Everyone gets hurt by inflation, and it can lead to catastrophic economic results in the long term. In any case, 1st Source benefited from these higher rates as deposit costs did not move as fast as interest rates charged on loans.

Obviously, the great tragedy of 2022 is the suffering the people of Ukraine are having to endure to fight for their country's right to exist. Europeans are suffering from much higher energy costs and the costs of millions of refugees seeking shelter from the ravages of the war. Also, the rising hostility with China and its continued desires to repatriate Taiwan, strains of ethnic and religious battles in the Middle East and Africa, and the belligerent nature of Kim Jong Un's military build-up all threaten the global security of which we are all beneficiaries.

At 1st Source we can't know the future, but we can build a strong balance sheet, maintain strong capital and reserves, and be prepared to handle whatever challenges the world presents. Having the right people who believe in our Mission of service and a culture built on integrity, committed to doing the right thing in the right way, and not becoming infected by human hubris, helps us prepare for a future of continued success, not next year or the year after but ten and twenty years from now. I am blessed with such people as colleagues throughout the Bank! They love our customers, and our customers love them whether they be in personal banking, business banking, specialty finance, investment or wealth management, or insurance. And these colleagues are backed up by people just as committed serving them, and through them our customers, and they are in everything from loan or deposit operations, payments, accounting, compliance, information technology, administration, legal, treasury management, card products, marketing, funds management, credit, workout, audit, loan review, buildings and ground management, digital support, call centers, the vault, human resources, training, and a host of other important but unheralded jobs. I am also blessed with a leadership team that wants to continue our 160 years of success.



Our success is the result of a collaborative effort among all our teams.

PERFORMANCE

In 2022 we achieved net income of $120.51 million up from $118.53 million in 2021 and earnings per share of $4.84 for 2022 versus $4.70 the year before. All the details of our earnings and their comparisons year-to-year can be found in the Form 10-K attached hereto. From an overall standpoint, the largest impact on earnings was total interest income of $293.82 million, up $39.04 million from $254.77 million the prior year while interest expense of $30.35 million was up only $12.21 million from 2021. In 2021 there was a recovery of the provision for credit losses of $4.30 million, positively impacting earnings while 2022 required a $13.25 million increase in the provision due to loan growth. This reduced income for 2022. The provision which follows the CECL model adopted in 2020 accounts for historical losses and recognizes the difficult economy that might lie ahead as well as taking into account concentration and systemic clumping risks in our portfolios. We have always believed it appropriate to plan for difficulty ahead and be prepared for it when it comes, as it surely does.

Total noninterest income was down by $8.83 million primarily due to much lower mortgage volumes while noninterest expense was down $1.45 million between 2021 and 2022.

The primary changes in our balance sheet can be found in our loan growth of $664.95 million for the year to $6.01 billion and in our deposit growth of $249.20 million to $6.93 billion. Investment securities started the year at $1.86 billion and finished the year at $1.78 billion with the difference due to market value adjustments. And, with the rising interest rates, the mark to market adjustment for "available-for-sale securities" rose to an unrealized loss of $147.69 million at the close of 2022 from $9.86 million at the end of 2021.

PLANNING AND BUSINESS INITIATIVES

2022 marks the end of our previous three-year planning cycle and the beginning of another. We undertake a strategic planning initiative every three years setting five-year aspirational goals and then building a set of three-year objectives with the initiatives necessary to achieve them. We assume an economic scenario and a variety of alternatives, and then lay out what we expect to achieve. We are almost never right in what we predict will happen, but we plan for flexibility and keep our eye on our longer-term goals knowing we have to bob and weave as we work our way through the three years that then ensue. The last three years is a very good example of that. We never planned for an event as devastating as the pandemic became. We worked our way through the period taking advantage of opportunities and setting up programs to mitigate risks, and in the end, we achieved most of our goals both financial and otherwise.

SUSTAINABILITY: INTERNAL AND IN THE MARKET

I would like to write that we have figured sustainability out. That is not the case, but we are working on it. We are working to understand our carbon footprint and to do what we can to reduce it. To that end, we have undertaken a number of initiatives with varying results. Our operations staff has been working to lower our carbon footprint by reducing paper use, encouraging electronic and digital adoption of work processes, recycling waste, installing LED lighting and purchasing recycled materials. These have had positive outcomes. The use of digital systems has been designed to reduce the use of paper and takes steps out of our processes. Sometimes we are more efficient with these new systems and sometimes less so as we learn how to use them more effectively.

We have been more successful in helping clients positively impact the environment by proactively encouraging and supporting the use of sustainable energy sources. We do this as a tax equity investor and as a sustainability lender. For over five years, we have been investing in the tax equity of solar projects and financing their development and operation. This time is the minimum required to know whether our tax equity approach has worked financially. To be sure, we have earned from financing solar projects, closing 2022 with $381 million in outstanding loans. But until the close of this year, we had not yet experienced the full cycle of a tax equity investment. Just prior to year-end we achieved our first milestone. Two of our first tax equity investments were converted and we were bought out by the developer, leading to $2.2 million in additional income from those projects. We know this does not guarantee that every project in which we have invested will have a similar outcome, but it does encourage us to continue to pursue appropriate solar tax equity and finance opportunities where we can add value due to our knowledge and experience.

1st Source Bank has now funded over $100 million in tax equity investments in renewable energy projects, ending the year with $109 million invested. We are pleased to provide our clients with a streamlined financing process which includes tax equity and debt financing. We have also recently financed, as part of our solar projects, battery installations to improve their economic performance. Battery storage is a growing field with technological changes making it more important and successful in the sustainability market. We will continue to study opportunities and dimension risks as we grow this business and meet our client needs. Thus far our portfolio offsets 277,000 metric tons of carbon greenhouse emissions annually.

Our sustainable energy financing initiative supports local communities in our home markets and across the country. Two specific ways our efforts directly benefit communities are the financing of education-related projects (higher education institutions, community school systems, etc.) and community solar projects (state programs facilitated by utilities that offer solar benefits to residents, religious and civic organizations, municipalities, and small-to-large businesses). As of 2022, we have financed ten education-related projects across seven states, representing 44 megawatts of power and another 22 community solar projects across five states, representing 220 megawatts of renewable energy capacity. We view these as

SUSTAINABILITY - CONTINUED

great opportunities to continue to have a positive sustainability impact within communities across the United States.

In 2022, we expanded our sustainable energy financing initiative with a tax equity investment and financing of a hydroelectric facility built for the University of Notre Dame as part of its efforts to become carbon neutral. This 2.5-megawatt facility will provide an estimated 7% of Notre Dame's electrical needs and will offset 9,700 tons of carbon dioxide annually.

We are pleased with our success in these markets and will continue to look for opportunities to expand our sustainable energy portfolio. This is an important initiative we started seven years ago that has growing momentum. However, we are mindful of the fact that we are still new to these businesses, and we know there are still some hard lessons to learn.

Similarly, we have worked hard to understand the opportunity and risks in financing electric vehicles whether they be cars, light trucks, heavy duty yard tractors, construction machinery, and other work vehicles. There has been a lot of hype around this, and we do not know yet the longer-term impact of the availability of supportive infrastructure, competitive new entrants to the manufacturing and sales markets, disposition and environmental challenges around battery disposition, or the appearance of new sustainability alternatives like hydrogen. All of these have an impact on the markets and vehicle values which are hard to predict. Nonetheless, we will proceed to finance those electric vehicles that we think make sense and will work to mitigate embedded risks. Today, just over 1% of the vehicles we have financed in our auto rental and commercial leasing portfolios are electric.

In summary, we are committed to being good stewards of our environment by helping with sustainable energy development and through good energy management and recycling practices.



Warsaw community solar array financed by 1st Source Bank.
Bench made from recycled plastic lids gathered by colleagues.

PEOPLE

The pandemic created a whole set of challenges as people began to refocus on their families and their health. Turnover increased across the country and many people left the workforce for good. Businesses closed due to the pandemic or reduced their staffs significantly due to lower volumes of business. This was especially true in retail businesses, hospitality and entertainment. 1st Source did not close, nor did we lay people off. We continued to serve clients, and we tried to keep people working together as teams in our offices. In some cases, individuals were allowed to work from home due to their being high risk from a health standpoint. Almost all our people returned to the office by the end of 2021. Having said that, we still lost people who decided working with the public was just too stressful or who stayed home to care for their children.

Starting salaries were rising across the market to entice people back to work elsewhere and we responded to make sure we are competitive in getting the right people to join us. During the pandemic in 2021 and 2022, starting pay was raised from $12.00 an hour to $15.00 with programs put in place in our banking centers and call centers to allow increases to $18.00 relatively quickly with the achievement of specified goals. We changed our dress code from requiring coats and ties for men and professional dress for women to business casual. We increased both vacation and personal days, increased tuition reimbursements for those pursuing continuing education, expanded pay ranges, and increased our merit guideline levels. Being mindful of the stresses people were experiencing at home and in the workplace, we offered enhanced employee assistance programs and mental wellness benefits. We also developed clearer progression steps and career paths for our banking center-based employees and focused on increasing our diversity to ensure equity and inclusion across the Bank. Lastly, we continued to provide strong retirement benefits and provided increased payments to our profit-sharing plan. We will continue to look for ways to improve our competitiveness in the market and attract good people who believe in our values, being part of our long-term success, and who love being in service to others.

Developing people is critically imperative to our long-term performance. What sets us apart and is at the core of our success is understanding our purpose as a business and our Mission of service and how we deliver it in each of our individual capacities. Building knowledge and commitment to the 1st Source Way (our structured service development program), teaching managers how to be servant leaders and to coach success among those for whom they are responsible, are important components in our commitment to delivering Outstanding Client Service. Our Human Resources team and our LEAD and Lean initiatives touched over 370 colleagues in 2022. This is just a start in a continuous journey to be better and to serve better. In a world of noise, derision, fake news, and social rumor mongering, we must stay focused on and continually reinforce our values.

We also must look out years into the future and make sure we are bringing the right people along for future leadership. They need to be purposefully educated, tested, vetted, and experienced to be ready to step into the shoes of another who retires or transitions. And this needs to be done at all levels. Each June we commit our management team to doing a rigorous talent review analyzing all officers. In that process, we discuss individual development plans in place or needed for our colleagues' continued growth. Annually, I also review with the Board's Executive Compensation and Human Resources Committee potential needs at the Senior and Executive levels ten years out and discuss efforts to ensure continued personal growth.

This year is an example of the fruits of our multi-year effort. Andrea Short was promoted to CEO of the Bank after she returned from the Harvard Business School's Advanced Management Program. I sent one of her predecessors, Duke Jones, to the same program years ago to make sure he would be a better President. As part of her development, Andrea had previously attended the University of Chicago Booth School of Business Chicago Management Institute and Northwestern University Kellogg School of Management Executive Education classes. This customized development ensured she had the background, the education, and the experience to lead effectively at the next level. In her career here, she has demonstrated commitment to our values and to selfless leadership. The education, experience, and demonstrated values led to her promotion to Bank CEO as part of our longer-term planning. Similarly, Kevin Murphy, Chief Digital Officer, was promoted to Executive Vice President of the Bank and 1st Source Corporation after having moved through multiple jobs, divisions, and positions as part of his management experience and long-term training. He has served as Web Development Manager, Treasury Services Product Manager, Head of Electronic Banking, President of the Central Region and Chief Information Officer. As part of his development, he attended the University of Notre Dame's Executive MBA program to learn new tools and to further refine his analytical and presentational skills. He graduated Magna Cum Laude. He has also distinguished himself in leadership in the regional community serving on the Boards of the History Museum, the YMCA, The Boys and Girls Club, Holy Cross College and as Vice Chair of the Center for Hospice. Similar educational and work experiences are being developed and encouraged of officers throughout the Bank and as part of our three-year planning process. We will look for further opportunities to develop longer term leadership talent.

No matter what their training or background, our future leaders must demonstrate an innate respect and love of others, an intellectual curiosity that leads to their continual learning, a humble yet confident servant leadership attitude, mastery with demonstrable results in their areas of responsibility, and a willingness and ability to coach others. From a business perspective, they must have a true understanding of the balance between opportunity and risk in the economic equation of consumer and commercial banking, the power of frugality and paranoia in running a risk-based business that relies on

a multitude of exogenous events to ensure success and they must show they are optimistic about the future but obsessively paranoid about to what prevents us from getting to the future.



Kevin Murphy – Chief Digital Officer
Andrea Short – President and Chief Executive Officer

DIVERSITY, EQUITY, AND INCLUSION (DEI)

We certainly made good progress in 2022, but after our initial successes in 2021, with colleagues who had been prepared for years, 2022 was more difficult to duplicate. It takes time to learn and master one's responsibilities and to grow to the next level. Our focus is less on the year-to-year hiring and promotion numbers and more on the substantive development of people's mastery and professionalism, giving them greater opportunities for advancement. And, of course, being the largest financial institution in our market, our success developing people, diverse and otherwise, makes us a target of everyone around us looking for people with the experiences we have provided. Turnover is always a concern but building the right population of people who master their areas of responsibility, are committed to our Mission, with shared values built on integrity, in a diverse and equitable company is more critically important to us.

We accelerated our DEI efforts in 2021 and experienced great momentum from our professional level diversity hiring and promotion goals – aggressively pursuing a larger number of internal diverse promotions. We have continued that positive momentum this year with 16% of all exempt hires and promotions among underrepresented groups. We are very intentional about our outreach efforts to attract diversity from the markets we serve and then proactively build individual development plans during the onboarding process. All exempt diversity hires and promotions are "required" to have a development plan in place supporting their growth, full inclusion and preparation for expanded opportunities as professionals, and including management. To be successful in the long term, it is critical that we reflect the communities we serve. Also, internally we continue to educate toward a more inclusive environment that is understanding of, and managing better, our biases. We have continued our conversations around unconscious and conscious biases and are learning of

DIVERSITY, EQUITY, AND INCLUSION - CONT'D

the richness of our individual experiences and perspectives and how they can help us all succeed. 214 colleagues went through the diversity training program this year and we've continued regular DEI communications with diversity messaging. We also introduced DEI inclusion months, elevating the importance of this initiative across the bank. We've increased our internal DEI discussion groups and we continue to focus on training and education for all our colleagues. Collectively, they completed over 1,180 courses which included over 38,000 training modules.

In summary, we continue to grow in our diversity knowledge and experience and believe our efforts will lead to continuing improvement in the years ahead.


Personal Accounts
CHECKING

ORGANIZATION AND STRUCTURE

We are a community bank with specific geographic markets and have organized our businesses accordingly. It is a simple model with a President responsible in each geographic market for the growth of clients, deposits, loans, and other financial products offered to individuals and businesses alike. Our products and services are delivered through banking facilities for which each President has responsibility. Credit underwriting, marketing, operational and systems support are provided by centralized services. Similarly, some product areas such as Treasury Services, Wealth Management, SBA Lending, and Insurance are centrally managed. Our specialty transportation financing businesses – auto and light truck, construction machinery, and private aircraft – are organized around verticals of similar equipment. Each is led by a President responsible for client growth, deposit and loan growth, pricing, credit quality and profitability. They are also supported by the centralized services mentioned above. This gives clear line of sight over responsibility and accountability of our leaders for their business units and their working together to balance risk with growth.

HIGHLIGHTS

While detailed financial numbers are outlined in the Form 10-K, I did want to focus on some of our financial and other highlights from the year if for no other reason than to shine a bright light on some of the things my esteemed colleagues accomplished.

I am listing achievements made as part of our 2022 plan and for our three-year goals set in 2019 for 2022.

- For the tenth year in a row the U.S. Small Business Administration (SBA), Indiana District, recognized 1st Source Bank with a Gold Level Award in the Community Lender category. The award honors 1st Source Bank for delivering the greatest number of SBA loans in Indiana in 2022 among Community Banks with less than $10 billion in assets.
- Solar financing outstandings reached $381 million at December 31, 2022, and to date our tax equity investments reached $109 million.
- With 2022 proving to be one of the most difficult years in decades for investors, by keeping an eye on the longer term and working closely with clients, our Wealth Advisory team added relationships and had a positive growth in asset flows of over $100 million. And we hired several new experts in trust and investments adding to one of the largest and most credentialed Wealth teams in the region.
- We introduced an entirely new 1stsource.com, our website, to make it more client friendly and easier to use with enhanced frequently asked questions, more robust financial education, and more useful advisory content.
- At the close of the year, we introduced a digital mobile account opening capability for potential new depositors increasing and improving our digital offerings.
- Across our markets, we and our sister organization 1st Source Foundation partnered, sometimes together and sometimes separately, with our local United Ways, Junior Achievement and its Biz-Town, Boys and Girls Clubs, The Boy Scouts, Bashor Home, local and regional health care institutions, and many other not-for-profits to address the growing needs of the communities we serve. Between the Bank and the Foundation over $3 million was contributed to deserving and successful community service organizations.
- Our Specialty Finance Group grew to become the 37th of the top 100 finance businesses in the U.S. and 22nd of the top 50 bank equipment finance units. Of course, we are not looking to be the biggest just the best at what we do for our clients and our shareholders.
- We were identified as the number one Community Development Lender in Indiana ranked by dollars and number two in loans made in dollar amount and as a percent of assets.
- Three of 1st Source's Board members, Melody Birmingham, Tracy D. Graham and myself, were included in the inaugural lists of Indiana's most 250 influential people.
- Of the over 6,750 and over $850 million of PPP loans provided through 1st Source, 99% have been totally forgiven with less than $1 million remaining in repayment.

CLOSING REMARKS

In closing, I want to thank my colleagues once again across the bank for their commitment to service, for living our values built on the most important: personal and corporate integrity, and for believing in our Mission of helping clients achieve security, build wealth, and realize their dreams. Thank you also to our managerial leadership for coming together to work as a team to address challenges and find solutions, and to our Board for its oversight and wise counsel. Let me also recognize a director retiring from our Board this year. He joined us as a well-respected business leader in the Elkhart market and he brought us knowledge and experience managing multimarket, multiproduct international businesses and service on public company boards. Vinod Khilnani has served on our Board since 2013 and in that time has provided sage advice as we expanded our international financing and developed our governance guidelines. He has served as the Audit, Finance and Risk Committee Chairperson, a member of the Loan and Funds Management Committee, the Executive Compensation and Human Resources Committee, and the Governance and Nominating Committee. The Board joins me in thanking him for his commitment and leadership and we wish him Godspeed in his retirement.

Thank you to all of you as shareholders. Know we are committed to continuing to lead and manage this company for long term performance built on quality values driven by a Mission of service, making a difference in our clients' lives. Thank you for your support and we invite you to join us as a client if you have not already done so. You may open your account digitally at 1stsource.com.

Yours,









SERVICES

PERSONAL

Checking

Savings
Certificates of Deposit
IRAs
Health Savings Accounts

Loans
Personal
Automobile
Home Equity
Mortgage
Boat, RV, Motorcycle

Trust and Estate Administration
Trust Administration
IRA/401(k) Management
Special Needs Trust
Estate Settlement
Bill Payment Services
Charitable Trust & Foundation Administration

Wealth Advisory Services
Investment Management
Estate Planning
Charitable Strategies
Retirement Planning
Education Planning
Tax Planning
Insurance Solutions

Private Banking
Relationship Management
Premier Convenience in Day-to-Day Banking
Deposit/Treasury Services Specialization
Mortgage Loans
Lines of Credit (secured and unsecured)
Checking

ASSET MANAGEMENT

Traditional & Roth IRAs
Rollover Services
Mutual Funds, Stocks & Bonds

BUSINESS

Loans & Leasing
Treasury Services
Merchant Card Services
Business 401(k) Plans
Retirement Plan Services
Renewable Energy Financing

SPECIALTY EQUIPMENT FINANCE

Aircraft & Helicopter
Auto & Light Truck
Medium & Heavy Duty Trucks
Construction Equipment
Shuttle Bus
Step Vans
Funeral Cars
Motor Coaches

INSURANCE

Personal
 Homeowners
 Rental
 Flood
 Umbrella Liability Coverage
 Life & Health
 Disability Income
 Automobile
 Snowmobile
 Recreational Vehicle
 Boat

Business
 Commercial Auto
 Commercial Property
 Crime
 Employment Practices
 Key Man Life
 Environmental Liability
 General Liability
 Umbrella/Excess Liability
 Workers' Compensation
 Crop Insurance

LOCATIONS

Kalamazoo

St. Joseph
Stevensville
Dowagiac

MICHIGAN

Niles

Granger

Michigan City

South Bend

Elkhart

Middlebury

New Carlisle

Osceola

Dunlap

Portage

Chesterton

Mishawaka

INDIANA

LaPorte

Goshen

Auburn

Westville

North Liberty

Nappanee

Valparaiso

Walkerton

LaPaz

Bremen

Kouts

LaCrosse

Plymouth

Knox

Columbia City

Fort Wayne

Hebron

Argos

Warsaw

New Haven

Winamac

Rochester

Huntington

Bluffton

Lafayette

SARASOTA, FL

Scope of coverage
through Bank Locations



Specialty Finance
Group Locations

x

SHAREHOLDERS' INFORMATION

2022 STOCK PERFORMANCE & DIVIDENDS

1st Source Corporation common stock is traded on the Over-The-Counter Market and is listed on the NASDAQ Global Select Market under the symbol "SRCE." 1st Source is also listed on the National Market System tables in many daily papers under the symbol "1stSrc."

High and low common stock prices, cash dividends paid for 2022 and book value were:

Quarter Ended	High	Low	Cash Dividends Paid
March 31	$ 52.70	$ 45.78	$ 0.31
June 30	48.42	42.29	0.31
September 30	51.29	42.38	0.32
December 31	59.94	46.40	0.32

Book value per common share at December 31, 2022: $35.04

ANNUAL MEETING OF SHAREHOLDERS

The virtual Annual Meeting of Shareholders has been called for 8:00 a.m. EDT, April 20, 2023, at www.virtualshareholdermeeting.com/SRCE2023.

Access to the annual meeting is limited to shareholders only and a control number is required to log in. If your shares are held in "street name" (that is, through a broker), you can gain access to the meeting by logging into you brokerage firm's website to link through to the meeting.

COMMON STOCK LISTING

The NASDAQ Global Select Market
Market Symbol: "SRCE"
CUSIP #336901 10 3

1stsource.com

For the latest shareholder information, log on to www.1stsource.com.
Scroll to bottom of home page and click "Investor Relations."

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TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

American Stock Transfer and Trust Company
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449

INDEPENDENT AUDITORS

FORVIS, LLP
111 E Wayne Street
Suite 600
Fort Wayne, IN 46802

SHAREHOLDER INQUIRIES

1st Source Corporation
Brett A. Bauer,
Chief Financial Officer
Post Office Box 1602
South Bend, IN 46634
(574) 235-2000
shareholder@1stsource.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 0-6233

1st Source Corporation
(Exact name of registrant as specified in its charter)

Indiana	**35-1068133**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 North Michigan Street	
South Bend, IN	**46601**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(574) 235-2000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock — without par value	SRCE	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting common stock held by non-affiliates of the registrant as of June 30, 2022 was $870,592,534

The number of shares outstanding of each of the registrant's classes of stock as of February 10, 2023: Common Stock, without par value — 24,700,618 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the 2023 Proxy Statement for the 2023 annual meeting of shareholders to be held April 20, 2023, are incorporated by reference into Part III.

Part I

Item 1. Business.

1ST SOURCE CORPORATION

1st Source Corporation, an Indiana corporation incorporated in 1971, is a bank holding company headquartered in South Bend, Indiana that provides, through its subsidiaries (collectively referred to as "1st Source", "we", and "our"), a broad array of financial products and services. 1st Source Bank ("Bank"), its banking subsidiary, offers commercial and consumer banking services, trust and wealth advisory services, and insurance to individual and business clients through most of our 79 banking center locations in 18 counties in Indiana and Michigan and Sarasota County in Florida. 1st Source Bank's Specialty Finance Group, with 19 locations nationwide, offers specialized financing services for construction equipment, new and pre-owned private and cargo aircraft, and various vehicle types (cars, trucks, vans) for fleet purposes. While our lending portfolio is concentrated in certain equipment types, we serve a diverse client base. We are not dependent upon any single industry or client. At December 31, 2022, we had consolidated total assets of $8.34 billion, total loans and leases of $6.01 billion, total deposits of $6.93 billion, and total shareholders' equity of $864.07 million.

Our principal executive office is located at 100 North Michigan Street, South Bend, Indiana 46601 and our telephone number is (574) 235-2000. Access to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports is available, free of charge, at www.1stsource.com soon after the material is electronically filed with or furnished to the Securities and Exchange Commission (SEC). Information on our website is not incorporated by reference into this Form 10-K or our other public filings. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

1ST SOURCE BANK

1st Source Bank is a wholly owned subsidiary of 1st Source Corporation that offers a broad range of consumer and commercial banking services through its lending operations, retail branches, and fee based businesses.

Commercial, Agricultural, and Real Estate Loans — 1st Source Bank provides commercial, small business, agricultural, and real estate loans to primarily privately owned business clients mainly located within our regional market area. Loans are made for a wide variety of general corporate purposes, including financing for industrial and commercial properties, financing for equipment, inventories and accounts receivable, and acquisition financing. Other services include commercial leasing, treasury management services and retirement planning services.

Renewable Energy Financing — 1st Source Bank provides financing for commercial solar projects across the contiguous United States, with a focus in the Northeast and Midwest states. 1st Source Bank's approach provides solar developers with one-stop shop financing including construction loans, permanent loans, and tax equity investments for community solar, commercial and industrial, small utility scale, university, and municipal projects. Project sizes generally range from five megawatts to 20 megawatts.

Consumer Services — 1st Source Bank provides a full range of consumer banking products and services through our banking centers and at 1stsource.com. The traditional banking services include checking and savings accounts, certificates of deposits and Individual Retirement Accounts. 1st Source offers a full line of on-line and mobile banking products which includes on-line and mobile account opening, person-to-person payments, mobile deposit, outside account aggregation, money management budgeting solution and bill payment. As an added convenience, a strategically located Automated Teller Machine network serves our customers and supports the debit and credit card programs of the bank. Consumers also have the ability to obtain consumer loans, credit cards, real estate mortgage loans and home equity lines of credit in any of our banking centers or on-line. In a number of our markets, 1st Source also offers insurance products through 1st Source Insurance offices or in our banking centers. Finally, 1st Source offers a variety of financial planning, financial literacy and other consultative services to our customers.

Trust and Wealth Advisory Services — 1st Source Bank provides a wide range of trust, investment, agency, and custodial services for individual, corporate, and not-for-profit clients. These services include the administration of estates and personal trusts, as well as the management of investment accounts for individuals, employee benefit plans, and charitable foundations.

Specialty Finance Group Services — 1st Source Bank, through its Specialty Finance Group, provides a broad range of comprehensive equipment loan and lease products addressing the financing needs of a broad array of companies. This group can be broken down into four areas: construction equipment; new and pre-owned aircraft; auto and light trucks; and medium and heavy duty trucks.

> Construction equipment financing includes financing of equipment (i.e., asphalt and concrete plants, bulldozers, excavators, cranes and loaders, etc.) to the construction industry. Construction equipment finance receivables generally range from $50,000 to $25 million with fixed or variable interest rates and terms of one to ten years.

Aircraft financing consists of financings for new and pre-owned general aviation aircraft (including helicopters) for private and corporate aircraft users, aircraft distributors and dealers, air charter operators, air cargo carriers, and other aircraft operators. For many years, on a limited and selective basis, 1st Source Bank has provided international aircraft financing, primarily in Mexico and Brazil. Aircraft finance receivables generally range from $500,000 to $25 million with fixed or variable interest rates and terms of one to ten years.

The auto and light truck division (including specialty vehicles such as step vans, vocational work trucks, motor coaches, shuttle buses and funeral cars) consists of fleet financings to automobile and light truck rental companies, commercial leasing companies, and single unit to fleet financing for users of specialty vehicles. The auto and light truck finance receivables generally range from $50,000 to $38 million with fixed or variable interest rates and terms of one to eight years.

The medium and heavy duty truck division provides fleet financing for highway tractors, medium duty trucks and trailers to the commercial trucking industry. Medium and heavy duty truck finance receivables generally range from $50,000 to $20 million with fixed or variable interest rates and terms of three to eight years.

SPECIALTY FINANCE GROUP SUBSIDIARIES

The Specialty Finance Group also consists of separate wholly owned subsidiaries of 1st Source Bank which include: Michigan Transportation Finance Corporation, 1st Source Specialty Finance, Inc., SFG Aircraft, Inc., 1st Source Intermediate Holding, LLC, SFG Commercial Aircraft Leasing, Inc., and SFG Equipment Leasing Corporation I.

1ST SOURCE INSURANCE, INC.

1st Source Insurance, Inc. is a wholly owned subsidiary of 1st Source Bank that provides insurance products and services to individuals and businesses covering corporate and personal property, casualty insurance, individual and group health insurance and life insurance. 1st Source Insurance, Inc. has ten offices.

1ST PORTFOLIO MANAGEMENT, INC.

1st Portfolio Management, Inc. is a wholly owned subsidiary of 1st Source Bank that owns and manages certain available-for-sale investment securities.

CONSOLIDATED VARIABLE INTEREST SUBSIDIARIES

1st Source Bank is the managing general partner in the following subsidiaries that have interests in tax-advantaged investments with third parties: 1st Source Solar 2, LLC, 1st Source Solar 3, LLC, 1st Source Solar 4, LLC, 1st Source Solar 5, LLC, 1st Source Solar 6, LLC, 1st Source Solar 7, LLC and 1st Source Solar 8, LLC.

OTHER CONSOLIDATED SUBSIDIARIES

We have other subsidiaries that are not significant to the consolidated entity.

1ST SOURCE MASTER TRUST

Our unconsolidated subsidiary includes 1st Source Master Trust. This subsidiary was created for the purpose of issuing $57.00 million of trust preferred securities and lending the proceeds to 1st Source. We guarantee, on a limited basis, payments of distributions on the trust preferred securities and payments on redemption of the trust preferred securities.

COMPETITION

The activities in which we and the Bank engage are highly competitive. Our businesses and the geographic markets we serve require us to compete with other banks, some of which are affiliated with large bank holding companies headquartered outside of our principal market. We generally compete on the basis of client service and responsiveness to client needs, available loan and deposit products, the rates of interest charged on loans and leases, the rates of interest paid for funds, other credit and service charges, the quality of services rendered, the convenience of banking facilities, and in the case of loans and leases to large commercial borrowers, relative lending limits.

In addition to competing with other banks within our primary service areas, the Bank also competes with other financial service companies, such as credit unions, industrial loan associations, securities firms, insurance companies, small loan companies, finance companies, mortgage companies, real estate investment trusts, certain governmental agencies, credit organizations, and other enterprises.

Additional competition for depositors' funds comes from United States Government securities, private issuers of debt obligations, and suppliers of other investment alternatives for depositors. Many of our non-bank competitors are not subject to the same extensive Federal and State regulations that govern bank holding companies and banks. Such non-bank competitors may, as a result, have certain advantages over us in providing some services.

We compete against these financial institutions by being convenient to do business with, and by taking the time to listen and understand our clients' needs. We deliver personalized, one-on-one banking through knowledgeable local members of the community always keeping the clients' best interest in mind while offering a full array of products and highly personalized services. We rely on our history and our reputation in northern Indiana dating back to 1863.

OUR PEOPLE

At December 31, 2022, we had approximately 1,150 colleagues on a full-time equivalent basis. As a service-driven business, our long-term success depends on our people. And as the Company grows, the importance of our talent strategy has only intensified. For these reasons, we are committed to taking a multi-dimensional approach to talent and culture.

Diversity, Equity, and Inclusion — At 1st Source, we cultivate and advance diversity in all forms as part of building a strong culture, a culture in which inclusion and belonging are paramount, and where all of our colleagues strive to be open and inclusive leaders and teammates. Our culture is what unifies our colleagues across our diverse business model, ensures we are best positioned to serve our diverse clients and propels our continuous evolution.

- Since 2021, all employees have completed a series of facilitated training sessions on unconscious bias within six months of hire.

- Diversity in leadership starts with our Board of Directors and we are proud to report that five of our twelve Board Members (42%) are women or minority.

- For the sixth consecutive year, more than 21% of our new hires were diverse colleagues.

- In 2022, Forbes Magazine recognized the Company again as one of America's best employers for diversity and in 2021 as one of America's best employers for veterans. While we appreciate such recognition, our work here is never done and we are committed to continuous improvement in this area.

Training and Talent Development — We believe a critical driver of our future growth is the ability to grow leaders. We are committed to identifying and developing talent to help our colleagues accelerate their growth and achieve their career goals. We provide developmental opportunities for our colleagues at all levels through a robust set of formal and informal programs.

- 1st Source University focuses on enabling colleagues to build skills and knowledge in specific facets of our business. These educational experiences and resources include topics such as client relationships, technology, investments, compliance, leadership and management, and professional development.

- In 2022, 1st Source colleagues completed over 38,000 training modules consisting of over 1,180 different courses covering topics such as regulations, leadership development, relationship building, cybersecurity, soft skills, and unconscious bias.

- The 1st Source L.E.A.D. program is a set of immersive experiences and collaborative interactions, developing leadership capability over a fourteen-month period. The program is built around a series of best-in-class leadership principles and their application by participants as they lead their current teams.

- The Commercial Banker Development Program is a rotational program for recent college graduates designed to expose participants to fundamentals of commercial banking, including the funding and pricing of commercial loans, credit analysis and relationship sales.

- The Tuition Reimbursement Program reflects our philosophy of continuous learning and provides for reimbursement of tuition related expenses incurred through approved and accredited public and private not-for-profit institutions of higher education. In 2022, we reimbursed over $137,000 to colleagues for tuition reimbursement with an average of $3,600 per colleague who used the benefit.

- The Ivy Tech Bank Cohort Education Program was developed and made available through a partnership between 1st Source and Ivy Tech Community College to provide opportunities for obtaining a college degree among colleagues in the hourly and lower-level salaried workforce. The program was an important investment in education which then jumpstarted colleague interest in returning to school at Ivy Tech and other universities. We have moved from a low of 16 colleagues attending eight colleges and universities in the year prior to the program creation, to now almost 50 colleagues who are attending 22 different schools. Many in our first cohort of students have gone on to obtain their bachelor's degree and found success in new growth opportunities at 1st Source.

Community Engagement — Our organization is only as strong as the communities we serve. Our colleagues give their time, talent, and treasure to a wide variety of organizations in their local communities. 1st Source and our colleagues are proud to support our local schools, nonprofits, and faith groups while continuing to promote increased financial literacy through our straight talk and sound advice.

- In 2022, our colleagues donated approximately 13,000 hours to a total of 900 different organizations.

- In 2022, our colleagues contributed over $189,000 to local United Way organizations.

- In 2022, 1st Source contributed over $745,000 to over 450 deserving and successful community service organizations.

REGULATION AND SUPERVISION

General — 1st Source and the Bank are extensively regulated under federal and state law. To the extent the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws or regulations may have a material effect on our existing and prospective business and operations. We are unable to predict the nature or the extent of the effects on our business, operations and earnings that fiscal or monetary policies, economic controls, or new federal or state legislation or regulation may have in the future.

We are a registered bank holding company under the Bank Holding Company Act of 1956, as amended (BHCA), and, as such, we are subject to regulation, supervision, and examination by the Board of Governors of the Federal Reserve System (Federal Reserve). We are required to file annual reports with the Federal Reserve and to provide the Federal Reserve such additional information as it may require.

The Bank, as an Indiana state bank and member of the Federal Reserve System, is subject to prudential supervision by the Indiana Department of Financial Institutions (DFI) and the Federal Reserve Bank of Chicago (FRB Chicago). As such, 1st Source Bank is regularly examined by and subject to regulations promulgated by the DFI and the Federal Reserve. Because the Federal Deposit Insurance Corporation (FDIC) provides deposit insurance to the Bank, we are also subject to supervision and regulation by the FDIC (even though the FDIC is not our primary Federal regulator). The Bank is also subject to regulations promulgated by the Consumer Financial Protection Bureau (CFPB) and to supervision for compliance with such regulations by the DFI and the FRB Chicago.

Bank Holding Company Act — Under the BHCA our activities are limited to (i) business so closely related to banking, managing, or controlling banks as to be a proper incident thereto and (ii) non-bank activities, determined by law or regulation, to be closely related to the business of banking or of managing or controlling banks. We are also subject to capital requirements applied on a consolidated basis in a form substantially similar to those required of the Bank. The BHCA also requires a bank holding company to obtain approval from the Federal Reserve before (i) acquiring or holding more than 5% voting interest in any bank or bank holding company, (ii) acquiring all or substantially all of the assets of another bank or bank holding company, or (iii) merging or consolidating with another bank holding company.

Capital Standards — The federal bank regulatory agencies use capital adequacy guidelines in their examination and regulation of bank holding companies and banks. If capital falls below the minimum levels established by these guidelines, a bank holding company or bank must submit an acceptable plan for achieving compliance with the capital guidelines and, until its capital sufficiently improves, will be subject to denial of applications and appropriate supervisory enforcement actions. For banks, the FDIC's prompt corrective action regulations establish five capital levels for financial institutions ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized"), and impose mandatory regulatory scrutiny and limitations on institutions that are less than adequately capitalized. At December 31, 2022, the Bank was categorized as "well capitalized," meaning that our total risk-based capital ratio exceeded 10.00%, our Tier 1 risk-based capital ratio exceeded 8.00%, our common equity Tier 1 risk-based capital ratio exceeded 6.50%, our leverage ratio exceeded 5.00%, and we are not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level for any capital measure. The various regulatory capital requirements that we are subject to are disclosed in Part II, Item 8, Financial Statements and Supplementary Data — Note 20 of the Notes to Consolidated Financial Statements.

As of December 31, 2022, we were in compliance with all applicable regulatory capital requirements and guidelines.

In September 2019, the Federal Reserve and other federal banking agencies adopted a final rule, effective January 1, 2020, creating a community bank leverage ratio ("CBLR") for institutions with total consolidated assets of less than $10 billion and that meet other qualifying criteria. The CBLR provides for a simple measure of capital adequacy for qualifying institutions. Qualifying institutions that elect to use the CBLR framework and that maintain a leverage ratio of greater than 9% will be considered to have satisfied the generally applicable risk-based and leverage capital requirements in the regulatory agencies' capital rules and to have met the well-capitalized ratio requirements. Management reviewed the CBLR framework and has determined that 1st Source and the Bank will not elect to use the CBLR framework.

Securities and Exchange Commission (SEC) and The NASDAQ Stock Market (NASDAQ) — We are also subject to regulations promulgated by the SEC and certain state securities commissions for matters relating to the offering and sale of our securities. We are subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as administered by the SEC. We are listed on the NASDAQ Global Select Market under the trading symbol "SRCE," and we are subject to the rules of NASDAQ for listed companies.

Gramm-Leach-Bliley Act of 1999 — The GLBA expanded the types of financial activities a bank may conduct through a financial subsidiary and established a distinct type of bank holding company, known as a financial holding company, which may engage in an expanded list of activities that are "financial in nature." These activities include securities and insurance brokerage, securities underwriting, insurance underwriting, and merchant banking. We do not currently intend to file notice with the Federal Reserve to become a financial holding company or to engage in expanded financial activities through a financial subsidiary of the Bank.

Financial Privacy — The GLBA also includes privacy protections for nonpublic personal information held by financial institutions regarding their customers. In accordance with the GLBA, Federal banking regulators adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about customers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. The privacy provisions of the GLBA affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors. We are also subject to various state laws, including the recently enacted California Consumer Privacy Act, that generally require us (directly or indirectly through our vendors) to protect the personal information of individual customers and notify them if confidentiality of their personal information is or may have been compromised as the result of a data security breach or failure.

USA Patriot Act of 2001 — The USA Patriot Act of 2001 (USA Patriot Act) substantially broadened the scope of anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations on financial institutions. The regulations adopted by the Treasury under the USA Patriot Act require financial institutions to maintain appropriate controls to combat money laundering activities, perform due diligence of private banking and correspondent accounts, establish standards for verifying customer identity, and provide records related to suspected anti-money laundering activities upon request from federal authorities. A financial institution's failure to comply with these regulations could result in fines or sanctions, including restrictions on conducting acquisitions or establishing new branches, and could also have other serious legal and reputational consequences for the institution. We have established policies, procedures and systems designed to comply with these regulations.

Community Reinvestment Act — The Community Reinvestment Act of 1977 requires that, in connection with examinations of financial institutions within their jurisdiction, the federal banking regulators must evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. Federal banking regulators are required to consider a financial institution's performance in these areas as they review applications filed by the institution to engage in mergers or acquisitions or to open a branch or facility.

Laws and Regulations Governing Extensions of Credit — The Bank is subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to 1st Source or our subsidiaries, and on investments in our securities and the use of our securities as collateral for loans to any borrowers. These restrictions may limit our ability to obtain funds from the Bank for our cash needs, including funds for acquisitions and for payment of dividends, interest and operating expenses. Further, the BHCA, certain regulations issued by the Federal Reserve, state laws and many other federal laws govern extensions of credit and generally prohibit a bank from extending credit, engaging in a lease or sale of property, or furnishing services to a customer on condition that the customer request and obtain additional services from the bank's holding company or from one of its subsidiaries.

The Bank is also subject to numerous restrictions imposed by the Federal Reserve Act on extensions of credit to insiders of 1st Source and/or the Bank – executive officers, directors, principal shareholders, or any related interest of such persons.

Reserve Requirements — The Federal Reserve's regulations require depository institutions to maintain reserves against their transaction account deposits. In March 2020, in response to the COVID-19 pandemic, the Federal Reserve set the reserve requirement ratio for all net transaction accounts to zero percent, and this requirement remained in place throughout 2022; therefore, all of the Bank's net transaction accounts as of December 31, 2022 were exempt from reserve requirements.

Dividends — The ability of the Bank to pay dividends is limited by state and federal laws and regulations that require the Bank to obtain the prior approval of the DFI and the FRB Chicago before paying a dividend that, together with other dividends it has paid during a calendar year, would exceed the sum of its net income for the year to date combined with its retained net income for the previous two years. The amount of dividends the Bank may pay may also be limited by certain covenant agreements and by the principles of prudent bank management. See Part II, Item 5, Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities for further discussion of dividend limitations.

Monetary Policy and Economic Control — The commercial banking business in which we engage is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount window," open market operations, the imposition of changes in reserve requirements against member banks' deposits and assets of foreign branches, and the imposition of, and changes in, reserve requirements against certain borrowings by banks and their affiliates, are some of the tools of monetary policy available to the Federal Reserve. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments, and deposits, and such use may affect interest rates charged on loans and leases or paid on deposits. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks and are expected to do so in the future. The monetary policies of the Federal Reserve are influenced by various factors, including economic growth, inflation, unemployment, short-term and long-term changes in the international trade balance, and in the fiscal policies of the U.S. Government. Future monetary policies and the effect of such policies on our future business and earnings, and the effect on the future business and earnings of the Bank cannot be predicted.

Sarbanes-Oxley Act of 2002 — The Sarbanes-Oxley Act of 2002 (SOA) includes provisions intended to enhance corporate responsibility and protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws, and which increase penalties for accounting and auditing improprieties at public traded companies. The SOA generally applies to all companies, including 1st Source, that file or are required to file periodic reports with the SEC under the Exchange Act.

Among other things, the SOA also addresses functions and responsibilities of audit committees of public companies. The statute, by mandating certain stock exchange listing rules, makes the audit committee directly responsible for the appointment, compensation, and oversight of the work of the company's outside auditor, and requires the auditor to report directly to the audit committee. The SOA authorizes each audit committee to engage independent counsel and other advisors, and requires a public company to provide the appropriate funding, as determined by its audit committee, to pay the company's auditors and any advisors that its audit committee retains.

Consumer Financial Protection Laws — The Bank is subject to numerous federal and state consumer financial protection laws and regulations that extensively govern its transactions with consumers. These laws include, but are not limited to, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, and the Service Members Civil Relief Act. The Bank must also comply with applicable state usury and other credit and deposit related laws and regulations and other laws and regulations prohibiting unfair, deceptive and abusive acts and practices. These laws and regulations, among other things, require disclosures of the cost of credit and the terms of deposit accounts, prohibit discrimination in credit transactions, regulate the use of credit report information, restrict the Bank's ability to raise interest rates and subject the Bank to substantial regulatory oversight. Violations of these laws may expose us to liability from potential lawsuits brought by affected customers. Federal bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce these consumer financial protection laws, in which case we may be subject to regulatory sanctions, civil money penalties, and customer rescission rights. Failure to comply with these laws may also cause the Federal Reserve or DFI to deny approval of any applications we may file to engage in merger and acquisition transactions with other financial institutions or open a new banking center.

Dodd-Frank Wall Street Reform and Consumer Protection Act — The Dodd-Frank Act, which was signed into law in 2010, significantly changed the regulation of financial institutions and the financial services industry. The Dodd-Frank Act includes provisions affecting large and small financial institutions alike, including several provisions that profoundly affected the regulation of community banks, thrifts, and small bank and thrift holding companies. Among other things, these provisions relax rules on interstate branching, allow financial institutions to pay interest on business checking accounts, and impose heightened capital requirements on bank and thrift holding companies. The Dodd-Frank Act also includes several corporate governance provisions that apply to all public companies, not just financial institutions. These include provisions mandating certain disclosures regarding executive compensation and provisions addressing proxy access by shareholders.

The Dodd-Frank Act also establishes the CFPB as an independent entity within the Federal Reserve, and the Act transferred to the CFPB primary responsibility for administering substantially all of the consumer compliance protection laws formerly administered by other federal agencies. The Dodd-Frank Act also authorizes the CFPB to promulgate consumer protection regulations that will apply to all entities, including banks, that offer consumer financial services or products. It also includes a series of provisions covering mortgage loan origination standards affecting, among other things, originator compensation, minimum repayment standards, and pre-payment penalties.

The Dodd-Frank Act contains numerous other provisions affecting financial institutions of all types, including some that may affect our business in substantial and unpredictable ways. We have incurred higher operating costs in complying with the Dodd-Frank Act, and we expect that these higher costs will continue for the foreseeable future. Our management continues to monitor the ongoing implementation of the Dodd-Frank Act and as new regulations are issued, will assess their effect on our business, financial condition, and results of operations.

The Volcker Rule — The Dodd-Frank Act prohibits banks and their affiliates from engaging in proprietary trading and from investing in and sponsoring hedge funds and private equity funds. The provision of the statute imposing these restrictions is commonly called the "Volcker Rule." The regulations implementing the Volcker Rule exempt the Bank, as a bank with less than $10 billion in total consolidated assets that does not engage in any covered activities other than trading in certain government, agency, state or municipal obligations, from any significant compliance obligations under the Volcker Rule.

Pending Legislation — Because of concerns relating to competitiveness and the safety and soundness of the banking industry, Congress often considers a number of wide-ranging proposals for altering the structure, regulation, and competitive relationships of the nation's financial institutions. We cannot predict whether or in what form any proposals will be adopted or the extent to which our business may be affected.


Item 1A. Risk Factors.


An investment in our common stock is subject to risks inherent to our business. The material risks and uncertainties that we believe affect us are described below. See "Forward Looking Statements" under Item 7 of this report for a discussion of other important factors that can affect our business.

<u>Credit Risks</u>

We are subject to credit risks relating to our loan and lease portfolios — We have certain lending policies and procedures in place that are designed to optimize loan and lease income within an acceptable level of risk. Our management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing our management with frequent reports related to loan and lease production, loan quality, concentrations of credit, loan and lease delinquencies, and nonperforming and potential problem loans and leases. Diversification in the loan and lease portfolios is a means of managing risk associated with fluctuations in economic conditions.

We maintain an independent loan review department that reviews and validates the credit risk program on a periodic basis. Results of these reviews are presented to our management. The loan and lease review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as our policies and procedures.

Commercial and commercial real estate loans generally involve higher credit risks than residential real estate and consumer loans. Because payments on loans secured by commercial real estate or equipment are often dependent upon the successful operation and management of the underlying assets, repayment of such loans may be influenced to a great extent by conditions in the market or the economy. We seek to minimize these risks through our underwriting standards. We obtain financial information and perform credit risk analysis on our customers. Credit criteria may include, but are not limited to, assessments of income, cash flows, collateral, and net worth; asset ownership; bank and trade credit references; credit bureau reports; and operational history.

Commercial real estate or equipment loans are underwritten after evaluating and understanding the borrower's ability to operate profitably and generate positive cash flows. Our management examines current and projected cash flows of the borrower to determine the ability of the borrower to repay their obligations as agreed. Underwriting standards are designed to promote relationship banking rather than transactional banking. Most commercial and industrial loans are secured by the assets being financed or other business assets; however, some loans may be made on an unsecured basis. Our credit policy sets different maximum exposure limits both by business sector and our current and historical relationship and previous experience with each customer.

We offer both fixed-rate and adjustable-rate consumer mortgage loans secured by properties, substantially all of which are located in our primary market area. Adjustable-rate mortgage loans help reduce our exposure to changes in interest rates; however, during periods of rising interest rates, the risk of default on adjustable-rate mortgage loans may increase as a result of repricing and the increased payments required from the borrower. Additionally, some residential mortgages are sold into the secondary market and serviced by our principal banking subsidiary, 1st Source Bank.

Consumer loans are primarily all other non-real estate loans to individuals in our regional market area. Consumer loans can entail risk, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets. In these cases, any repossessed collateral may not provide an adequate source of repayment of the outstanding loan balance. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness, or personal bankruptcy.

The 1st Source Specialty Finance Group loan and lease portfolio consists of commercial loans and leases secured by construction and transportation equipment, including aircraft, autos, trucks, and vans. Finance receivables for this Group generally provide for monthly payments and may include prepayment penalty provisions.

Our construction and transportation related businesses could be adversely affected by slowdowns in the economy. Clients who rely on the use of assets financed through the Specialty Finance Group to produce income could be negatively affected, and we could experience substantial loan and lease losses. By the nature of the businesses these clients operate in, we could be adversely affected by rapid increases or decreases in fuel costs, terrorist and other potential attacks, and other destabilizing events. These factors could contribute to the deterioration of the quality of our loan and lease portfolio, as they could have a negative impact on the travel and transportation sensitive businesses for which our specialty finance businesses provide financing.

Our aircraft portfolio has foreign exposure, particularly in Mexico and Brazil. We establish exposure limits for each country through a centralized oversight process, and in consideration of relevant economic, political, social and legal risks. We monitor exposures closely and adjust our country limits in response to changing conditions. Currency fluctuations could have a negative impact on our client's cost of paying dollar denominated debts and, as a result, we could experience higher delinquency in this portfolio. Also, since some of the relationships in this portfolio are large, a slowdown in these markets could have a significant adverse impact on our performance.

In addition, our leasing and equipment financing activity is subject to the risk of cyclical downturns, industry concentration and clumping, and other adverse economic developments affecting these industries and markets. This area of lending, with transportation in particular, is dependent upon general economic conditions and the strength of the travel, construction, and transportation industries.

Our allowance for credit losses may prove to be insufficient to absorb losses in our loan and lease portfolio — In the financial services industry, there is always a risk that certain borrowers may not repay borrowings. The determination of the appropriate level of the allowance for credit losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Our allowance for credit losses may not be sufficient to cover the loan and lease losses that we may actually incur. If we experience defaults by borrowers in any of our businesses, our earnings could be negatively affected. Changes in local economic conditions could adversely affect credit quality, particularly in our local business loan and lease portfolio. Changes in national or international economic conditions could also adversely affect the quality of our loan and lease portfolio and negate, to some extent, the benefits of national or international diversification through our Specialty Finance Group's portfolio. In addition, bank regulatory agencies periodically review our allowance for credit losses and may require an increase in the provision for credit losses or the recognition of further loan or lease charge-offs based upon their judgments, which may be different from ours.

The soundness of other financial institutions could adversely affect us — Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due us. Any such losses could have a material adverse effect on our financial condition and results of operations.

We may be adversely affected by climate change and related legislative and regulatory initiatives — Political and social attention to the issue of climate change has increased. Federal and state legislatures and regulatory agencies continue to propose and advance numerous legislative and regulatory initiatives seeking to mitigate the effects of climate change. As a financial institution, it is unclear how future governmental regulations and shifts in business trends resulting from increased concern about climate change will affect our operations; however, natural or man-made disasters and severe weather events may cause operational disruptions and damage to both our properties and properties securing our loans. Losses resulting from these disasters and severe weather events may make it more difficult for borrowers to timely repay their loans. Additionally, our customers who finance vehicles and equipment reliant on fossil fuels could face cost increases, asset value reductions, operating process changes, and the like. If these events occur, we may experience a decrease in the value of our loan and lease portfolio and our revenue, and may incur additional operational expenses, each of which could have a material adverse effect on our financial condition and results of operations.

Market Risks

Fluctuations in interest rates could reduce our profitability and affect the value of our assets — Like other financial institutions, we are subject to interest rate risk. Our primary source of income is net interest income, which is the difference between interest earned on loans and leases and investments, and interest paid on deposits and borrowings. We expect that we will periodically experience imbalances in the interest rate sensitivities of our assets and liabilities and the relationships of various interest rates to each other. Over any defined period of time, our interest-earning assets may be more sensitive to changes in market interest rates than our interest-bearing liabilities, or vice-versa. In addition, the individual market interest rates underlying our loan and lease and deposit products may not change to the same degree over a given time period. If market interest rates should move contrary to our position, earnings may be negatively affected. In addition, loan and lease volume and quality and deposit volume and mix can be affected by market interest rates as can the businesses of our clients. Changes in levels of market interest rates could have a material adverse effect on our net interest spread, asset quality, origination volume, and overall profitability. Additionally, changes in levels of market interest rates could cause our debt securities available-for-sale to move into unrealized loss positions which is a negative component of total shareholders' equity.

Market interest rates are beyond our control, and they fluctuate in response to general economic conditions and the policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, may negatively affect our ability to originate loans and leases, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately could affect our earnings.

Adverse changes in economic conditions could impair our financial condition and results of operations — We are impacted by general business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance, unemployment, infectious disease epidemics or outbreaks and the strength of the U.S. economy and the local economies in which we operate, all of which are beyond our control. A deterioration in economic conditions could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for our products and services.

Changes in economic conditions may negatively impact the fees generated by our trust and wealth advisory business — Trust and wealth advisory fees are largely based on the size of client relationships and the market value of assets held under management. Changes in general economic conditions and in the financial and securities markets may negatively impact the value of our clients' wealth management accounts and the market value of assets held under management. Market declines, reductions in the value of our clients' accounts, and the loss of wealth management clients may negatively impact the fees generated by our trust and wealth management business and could have an adverse effect on our business, financial condition and results of operations.

We may be adversely impacted by the transition away from LIBOR as a reference interest rate — The London Interbank Offered Rate ("LIBOR") is a short-term interest rate used as a pricing reference for loans, derivatives and other financial instruments. In July 2017, the United Kingdom Financial Conduct Authority, which regulates the process for establishing LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR after 2021. In November 2020, the Federal Reserve, FDIC and OCC issued a joint statement confirming that the lesser used one-week and two-month USD LIBOR settings would cease publication at the end of 2021, but the remaining USD LIBOR settings would continue publication until June 30, 2023 to better facilitate an orderly transition. The agencies also stated that the act of entering into new contracts that use USD LIBOR as a reference rate after December 31, 2021 would create safety and soundness risks. The transition is progressing, but the exact impact it will have on financial markets and their individual participants is not currently known. Several substitute benchmarks are developing in the marketplace, with various permutations of the Secured Overnight Financing Rate (SOFR) emerging as primary market alternatives, but at this time it is not feasible to predict exactly which benchmarks will emerge as enduring substitutes for LIBOR.

We convened a transition committee in 2019 to monitor market developments and implement a transition plan. Existing loans impacted by the transition have been actively tracked, appropriate legal fallback language has been created and incorporated into documentation where appropriate and we are an adhering party to the ISDA IBOR Fallbacks Protocol. In 2021, we began to utilize other interest rate benchmarks and took necessary steps to comply with the regulatory prohibitions of originating LIBOR-denominated loans starting in 2022. We continue with our transition efforts with the expectation of completing all necessary steps prior to the June 30, 2023 deadline.

As of December 31, 2022, we have approximately $719 million of loans and other financial instruments with attributes that are either directly or indirectly influenced by LIBOR that are scheduled to mature after June 30, 2023. The impact of the transition away from LIBOR may adversely affect revenues, expenses and the value of those financial instruments. Federal legislation governing the transition was adopted in 2022, although the transition could result in litigation with counterparties impacted by the transition as well as increased regulatory scrutiny and other adverse consequences. Any replacement benchmark ultimately adopted as a substitute for LIBOR may behave differently than LIBOR in a manner detrimental to our financial performance. Although we are currently unable to assess what the ultimate impact of the transition from LIBOR will be, failure to adequately manage the transition could have a material adverse effect on our business, financial condition and results of operation.

Continued elevated levels of inflation could adversely impact our business and results of operations — The U.S. has recently experienced elevated levels of inflation, with the consumer price index climbing approximately 7% in 2022. Continued elevated levels of inflation could have complex effects on our business and results of operations, some of which could be materially adverse. The Federal Reserve has increased interest rates dramatically during 2022 in an effort to halt and reverse continued elevated inflation, which has negatively impacted the value of our available-for-sale investment securities portfolio. In addition, inflation-related increases in our interest expense is due to increased rates paid on deposits. Elevated levels of inflation has also caused increased volatility and uncertainty in the business environment, which could adversely affect loan demand and our clients' ability to repay indebtedness. Governmental responses to the current inflationary environment could adversely affect our business, such as severe changes to monetary and fiscal policy, or the imposition or threatened imposition of price controls. The duration and severity of the current inflationary period and the resulting impact on us cannot be predicted with precision.

Liquidity Risks

We could experience an unexpected inability to obtain needed liquidity — Liquidity measures the ability to meet current and future cash flow needs as they become due. The liquidity of a financial institution reflects its ability to meet loan requests, to accommodate possible outflows in deposits, and to take advantage of interest rate market opportunities and is essential to a financial institution's business. The ability of a financial institution to meet its current financial obligations is a function of its balance sheet structure, its ability to liquidate assets, and its access to alternative sources of funds. We seek to ensure our funding needs are met by maintaining a level of liquidity through asset and liability management. If we become unable to obtain funds when needed, it could have a material adverse effect on our business, financial condition, and results of operations. Additionally, under Indiana law governing the collateralization of public fund deposits, the Indiana Board for Depositories determines which financial institutions are required to pledge collateral based on the strength of their financial ratings. We have been informed that no collateral is required for our public fund deposits. However, the Board of Depositories could alter this requirement in the future, which could adversely affect our liquidity depending on the amount of collateral we may be required to pledge.

We rely on dividends from our subsidiaries — We receive substantially all of our revenue from dividends from our subsidiaries, including, primarily, the Bank. These dividends are the principal source of funds we use to pay dividends on our common stock and interest and principal on our debt. Various federal and state laws and regulations limit the amount of dividends our subsidiaries may pay to us. In the event our subsidiaries are unable to pay dividends to us, we may not be able to service debt, pay other obligations, or pay dividends on our common stock. Our inability to receive dividends from our subsidiaries could have a material adverse effect on our business, financial condition and results of operations.

Operational Risks

Our risk management framework could prove ineffective which could have a material adverse effect on our ability to mitigate risks and/or losses — We have established a risk management framework to identify and manage our risk exposure. This framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, credit, market, liquidity, operational, legal/compliance, and reputational risks. Our framework also includes financial, analytical and forecasting modeling methodologies which involve significant management assumptions and judgment that may not be accurate, particularly in times of market stress or other unforeseen circumstances. Additionally, our Board of Directors has adopted a risk appetite statement in consultation with management which sets forth certain thresholds and limits to govern our overall risk profile. There can be no assurance that our risk management framework will be effective under all circumstances or that it will adequately identify, manage or limit any risk of loss to us. Any such failure in our risk management framework could have a material adverse effect on our business, financial condition, and results of operations.

We are dependent upon the services of our management team — Our future success and profitability is substantially dependent upon our management and the banking acumen of our senior executives. We believe that our future results will also depend in part upon our ability to attract and retain highly skilled and qualified management. We are especially dependent on a limited number of key management personnel, many of whom do not have employment agreements with us. The loss of the chief executive officer and other senior management and key personnel could have a material adverse impact on our operations because other officers may not have the experience and expertise to readily replace these individuals. Many of these senior officers have primary contact with our clients and are important in maintaining personalized relationships with our client base. The unexpected loss of services of one or more of these key employees could have a material adverse effect on our operations and possibly result in reduced revenues if we were unable to find suitable replacements promptly. Competition for senior personnel is intense, and we may not be successful in attracting and retaining such personnel. Changes in key personnel and their responsibilities may be disruptive to our businesses and could have a material adverse effect on our businesses, financial condition, and results of operations.

Technology security breaches — Information security risks have increased due to the sophistication and activities of organized crime, hackers, terrorists and other external parties and the use of online, telephone, and mobile banking channels by clients. Any compromise of our security could deter our clients from using our banking services. We rely on security systems to provide the protection and authentication necessary to secure transmission of data against damage by theft, fire, power loss, telecommunications failure or similar catastrophic event, as well as from security breaches, ransomware, denial of service attacks, viruses, worms, and other disruptive problems caused by hackers. Computer break-ins, phishing and other disruptions of customer or vendor systems could also jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure. We maintain a cyber insurance policy that is designed to cover a majority of loss resulting from cyber security breaches, but there is no assurance such coverage will be adequate to address all potential material adverse impacts.

We also confront the risk of being compromised by emails sent by perpetrators posing as company executives or vendors in order to dupe company personnel into sending large sums of money to accounts controlled by the perpetrators. We require all our employees to complete annual information security awareness training to increase their awareness of these risks and to engage them in our mitigation efforts. If these precautions are not sufficient to protect our systems from data breaches or compromises, our reputation and business could be adversely affected.

We depend on the services of a variety of third-party vendors to meet data processing and communication needs and we have contracted with third parties to run their proprietary software on our behalf. While we perform reviews of security controls instituted by the vendor in accordance with industry standards and institute our own internal security controls, we rely on continued maintenance of the controls by the outside party to safeguard our customer data.

Additionally, we issue debit cards which are susceptible to compromise at the point of sale via the physical terminal through which transactions are processed and by other means of hacking. The security and integrity of these transactions are dependent upon the retailers' vigilance and willingness to invest in technology and upgrades. Issuing debit cards to our clients exposes us to potential losses which, in the event of a data breach at one or more major retailers may adversely affect our business, financial condition, and results of operations.

We continually encounter technological change — The financial services industry is constantly undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better service clients and reduce costs. Our future success depends, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands, as well as create additional efficiencies within our operations. Many of our large competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services quickly or be successful in marketing these products and services to our clients. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

Our accounting estimates rely on analytical and forecasting models — The processes we use to estimate our allowance for credit losses and to measure the fair value of financial instruments, as well as the processes used to estimate the effects of changing interest rates and other market measures on our financial condition and results of operations, depend upon the use of analytical and forecasting models. These models reflect assumptions that may not be accurate, particularly in times of market stress or other unforeseen circumstances. Even if these assumptions are adequate, the models may prove to be inadequate or inaccurate because of other flaws in their design or their implementation. Any such failure in our analytical or forecasting models could have a material adverse effect on our business, financial condition and results of operations.

Legal/Compliance Risks

We are subject to extensive government regulation and supervision — Our operations are subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not security holders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible change. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulation or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs and limit the types of financial services and products we may offer. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on our business, financial condition and results of operations. While we have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.

Our investments and/or financings in certain tax-advantaged projects may not generate returns as anticipated and may have an adverse impact on our financial results — We invest and/or finance certain tax-advantaged projects promoting affordable housing, community redevelopment and renewable energy sources. Our investments in these projects are designed to generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, over specified time periods. We are subject to the risk that previously recorded tax credits will not be able to be fully realized. Such credits are subject to recapture by taxing authorities based on compliance features required to be met at the project level which may not be met. The possible inability to realize these tax credits and other tax benefits can have a negative impact on our financial results. The risk of not being able to realize the tax credits and other tax benefits depends on many factors outside of our control, including changes in the applicable tax code and the ability of the projects to be completed and properly managed.

Substantial ownership concentration — Our directors, executive officers and 1st Source Bank, as trustee, collectively hold a significant ownership concentration of our common shares. Due to this significant level of ownership among our affiliates, our directors, executive officers, and 1st Source Bank, as trustee, may be able to influence the outcome of director elections or impact significant transactions, such as mergers or acquisitions, or any other matter that might otherwise be favored by other shareholders.

Reputational Risks

Competition from other financial services providers could adversely impact our results of operations — The banking and financial services business is highly competitive. We face competition in making loans and leases, attracting deposits and providing insurance, investment, trust and wealth advisory, and other financial services. Increased competition in the banking and financial services businesses may reduce our market share, impair our growth or cause the prices we charge for our services to decline. Our results of operations may be adversely impacted in future periods depending upon the level and nature of competition we encounter in our various market areas.

Managing reputational risk is important to attracting and maintaining customers, investors, and employees — Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, and questionable or fraudulent activities of our customers. We have policies and procedures in place that seek to protect our reputation and promote ethical conduct. Nonetheless, negative publicity may arise regarding our business, employees, or customers, with or without merit, and could result in the loss of customers, investors, or employees, costly litigation, a decline in revenues, and increased government regulation.

In addition, focus among investors, customers, and regulators on environmental, social and governance ("ESG") issues has continued to increase in recent years. Customers, prospective customers, investors or third parties evaluate us based on their assessment of our achievement of ESG objectives and may assign their ESG ratings to us. Such persons may believe that our practices, including our lending practices, are not sufficiently robust from an ESG perspective and may publish their views. Adverse publicity regarding such assessments of our ESG performance could damage our reputation or prospects.

Item 1B. Unresolved Staff Comments.

None

Item 2. Properties.

Our headquarters building is located in downtown South Bend, Indiana. The building is part of a larger complex, including a 300-room hotel and a 500-car parking garage. In September 2019, we extended the lease on this property through September 2027. As of December 31, 2022, 1st Source leases approximately 71% of the office space in this complex.

At December 31, 2022, we owned or leased property and/or buildings where 1st Source Bank's 79 banking centers were located. Our facilities are located in Allen, DeKalb, Elkhart, Fulton, Huntington, Kosciusko, LaPorte, Marshall, Porter, Pulaski, St. Joseph, Starke, Tippecanoe, Wells, and Whitley Counties in the State of Indiana, Berrien, Cass, and Kalamazoo Counties in the State of Michigan, and Sarasota County in the state of Florida. 1st Source Bank also owns approximately 35 acres in St. Joseph County of which approximately 29 acres have been approved by the Board for development and construction of an operations and training facility. We are marketing the remaining six acres for sale. We anticipate moving forward with construction in the coming years subject to receiving appropriate agreements, approvals and authorizations from local city and county building and economic development authorities as well as market conditions including inflation levels and financing costs. Additionally, we utilize an operations center for business operations. The Bank leases additional property and/or buildings to and from third parties under lease agreements negotiated at arms-length.

Item 3. Legal Proceedings.

1st Source and its subsidiaries are involved in various legal proceedings that are inherent risks of, or incidental to, the conduct of our businesses. Management does not expect the outcome of any such proceedings will have a material adverse effect on our consolidated financial position or results of operations.

Item 4. Mine Safety Disclosures.

None

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is traded on the NASDAQ Global Select Market under the symbol "SRCE." As of February 10, 2023, there were 1,647 holders of record of 1st Source common stock.

Comparison of Five Year Cumulative Total Return*

Among 1st Source, Morningstar Market Weighted NASDAQ Index** and Peer Group Index***



* Assumes $100 invested on December 31, 2017, in 1st Source Corporation common stock, NASDAQ market index, and peer group index.

** The Morningstar Weighted NASDAQ Index Return is calculated using all companies which trade as NASD Capital Markets, NASD Global Markets or NASD Global Select. It includes both domestic and foreign companies. The index is weighted by the then current shares outstanding and assumes dividends reinvested. The return is calculated on a monthly basis.

*** The peer group is a market-capitalization-weighted stock index of the 33 publicly-traded banking companies headquartered in Illinois, Indiana, Michigan, Ohio, and Wisconsin.

NOTE: Total return assumes reinvestment of dividends.

The following table shows our share repurchase activity during the three months ended December 31, 2022.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs*	Maximum Number (or Approximate Dollar Value) of Shares that may yet be Purchased Under the Plans or Programs
October 01 - 31, 2022	—	$ —	—	1,576,265
November 01 - 30, 2022	—	—	—	1,576,265
December 01 - 31, 2022	—	—	—	1,576,265

*1st Source maintains a stock repurchase plan that was authorized by the Board of Directors on July 22, 2021. Under the terms of the plan, 1st Source may repurchase up to 2,000,000 shares of its common stock from time to time to mitigate the potential dilutive effects of stock-based incentive plans and other potential uses of common stock for corporate purposes. Since the inception of the plan, 1st Source has repurchased a total of 423,735 shares.

Federal laws and regulations contain restrictions on the ability of 1st Source and the Bank to pay dividends. For information regarding restrictions on dividends, see Part I, Item 1, Business - Regulation and Supervision - Dividends and Part II, Item 8, Financial Statements and Supplementary Data - Note 20 of the Notes to Consolidated Financial Statements.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The purpose of this analysis is to provide the reader with information relevant to understanding and assessing our results of operations for each of the past three years and financial condition for each of the past two years. In order to fully appreciate this analysis you are encouraged to review the consolidated financial statements and statistical data presented in this document.

FORWARD-LOOKING STATEMENTS

This report, including Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. Words such as "believe," "contemplate," "seek," "estimate," "plan," "project," "anticipate," "possible," "assume," "expect," "intend," "targeted," "continue," "remain," "will," "should," "indicate," "would," "may" and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management's views as of any subsequent date.

All written or oral forward-looking statements that are made by or attributable to us are expressly qualified in their entirety by this cautionary notice. We have no obligation, and do not undertake, to update, revise, or correct any of the forward-looking statements after the date of this report, or after the respective dates on which such statements otherwise are made. We have expressed our expectations, beliefs, and projections in good faith and we believe they have a reasonable basis. However, we make no assurances that our expectations, beliefs, or projections will be achieved or accomplished. The results or outcomes indicated by our forward-looking statements may not be realized due to a variety of factors, including, without limitation, the following:

- Local, regional, national, and international economic conditions and the impact they may have on us and our clients and our assessment of that impact.
- Changes in the level of nonperforming assets and charge-offs.
- Changes in estimates of future cash reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements.
- The effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board.
- Inflation, interest rate, securities market, and monetary fluctuations.
- Political instability.
- Acts of war or terrorism.
- The spread of infectious diseases or pandemics.
- Substantial changes in the cost of fuel.
- The timely development and acceptance of new products and services and perceived overall value of these products and services by others.
- Changes in consumer spending, borrowings, and savings habits.
- Changes in the financial performance and/or condition of our borrowers.
- Technological changes.
- The impact of climate change.
- Acquisitions and integration of acquired businesses.
- The ability to increase market share and control expenses.
- The ability to expand effectively into new markets that we target.
- Changes in the competitive environment among bank holding companies.
- The effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities, insurance, and climate change) with which we and our subsidiaries must comply.

- The effect of changes in accounting policies and practices and auditing requirements, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board, and other accounting standard setters.
- Changes in our organization, compensation, and benefit plans.
- The costs and effects of legal and regulatory developments including the resolution of legal proceedings or regulatory or other governmental inquires and the results of regulatory examinations or reviews.
- Greater than expected costs or difficulties related to the integration of new products and lines of business.
- Our success at managing the risks described in Item 1A. Risk Factors.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP) and follow general practices within the industries in which we operate. Application of these principles requires management to make estimates or judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates or judgments reflect management's view of the most appropriate manner in which to record and report our overall financial performance. Because these estimates or judgments are based on current circumstances, they may change over time or prove to be inaccurate based on actual experience. As such, changes in these estimates, judgments, and/or assumptions may have a significant impact on our financial statements. All accounting policies are important, and all policies described in Part II, Item 8, Financial Statements and Supplementary Data – Note 1 of the Notes to Consolidated Financial Statements (Note 1), should be reviewed for a greater understanding of how our financial performance is recorded and reported.

We have identified the following two policies as being critical because they require management to make particularly difficult, subjective, and/or complex estimates or judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. These policies relate to the determination of the allowance for loan and lease losses and fair value measurements. Management believes it has used the best information available to make the estimations or judgments necessary to value the related assets and liabilities. Actual performance that differs from estimates or judgments and future changes in the key variables could change future valuations and impact net income. Management has reviewed the application of these policies with the Audit, Finance and Risk Committee of the Board of Directors. Following is a discussion of the areas we view as our most critical accounting policies.

Allowance for Credit Losses — The allowance for credit losses represents management's estimate of expected credit losses over the expected contractual life of our existing loan and lease portfolio and the establishment of an allowance that is sufficient to absorb those losses. As of December 31, 2020, we adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which replaced the incurred loss methodology with an expected loss methodology that is referred to as current expected credit losses (CECL). The accounting standard was implemented at a time when we were experiencing conditions without historical precedent. Determining the appropriateness of the allowance is complex and requires judgement by management about the effect of matters that are inherently uncertain. In determining an appropriate allowance, management makes numerous judgments, assumptions, and estimates which are inherently subjective, as they require material estimates that may be susceptible to significant change. These estimates are derived based on continuous review of the loan and lease portfolio, assessments of client performance, movement through delinquency stages, probability of default, losses given default, collateral values, and disposition, as well as expected cash flows, economic forecasts, and qualitative factors, such as changes in current economic conditions.

As stated in Note 1, we segment our loan and lease portfolios based on similar risk characteristics for collective evaluation using a non-discounted cash flow approach to estimate expected losses. We use a cohort cumulative loss methodology for select loan and lease segments. The cohort methodology has a steady state assumption. For other segments, we use a PD/LGD (probability of default/loss given default) model which aligns well with our internal risk rating system. When we observe limitations in the data or models, we use model overlays to make adjustments to model outputs to capture a particular risk or compensate for a known limitation, or in the case of the cohort model, changes in the steady state assumptions. Actual losses may differ from estimated amounts due to model inefficiencies or management's inability to adequately determine appropriate model adjustment factors.

The accounting standard further requires management to use forecasts about future economic conditions to determine the expected credit losses over the remaining life of the asset. Forecast adjustments are fundamentally difficult to establish and the current environment presents challenges with persistent inflation, markedly higher interest rates, and heightened geopolitical uncertainty. We endeavor to apply a forecast adjustment that is directionally consistent, reasonable, supportable, and reflective of current expectations and conditions. We use a two-year reasonable and supportable period across all loan and lease segments to forecast economic conditions. We believe the two-year time horizon aligns with available industry guidance and various forecasting sources. Following this two-year forecasting period, we use a two-year reversion period to revert forecast rates to historical loss rates.

In assessing the factors used to derive an appropriate allowance, management benefits from a lengthy organizational history and experience with credit decisions and related outcomes. We have been diligent in our efforts to gain a thorough understanding of the CECL accounting standard, and have reviewed our portfolios, loan segmentations, methodologies and models and believe we have made appropriate and prudent decisions. Nonetheless, if management's underlying assumptions prove to be inaccurate, the allowance for loan and lease losses would have to be adjusted. Our accounting policies related to the allowance for credit losses is disclosed in Note 1 under the heading "Allowance for Credit Losses."

Fair Value Measurements — We use fair value measurements to record certain financial instruments and to determine fair value disclosures. Available-for-sale securities, trading account securities, mortgage loans held for sale, and interest rate swap agreements are financial instruments recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record at fair value other financial assets on a nonrecurring basis. These nonrecurring fair value adjustments typically involve write-downs of, or specific reserves against, individual assets. GAAP establishes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used in the measurement are observable or unobservable. Observable inputs reflect market-driven or market-based information obtained from independent sources, while unobservable inputs reflect our estimates about market data.

The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market data. For financial instruments that trade actively and have quoted market prices or observable market data, there is minimal subjectivity involved in measuring fair value. When observable market prices and data are not fully available, management judgment is necessary to estimate fair value. In addition, changes in the market conditions may reduce the availability of quoted prices or observable data. For example, reduced liquidity in the capital markets or changes in secondary market activities could result in observable market inputs becoming unavailable. Therefore, when market data is not available, we use valuation techniques that require more management judgment to estimate the appropriate fair value measurement. Fair value is discussed further in Note 1 under the heading "Fair Value Measurements" and in Note 21, "Fair Value Measurements."

EARNINGS SUMMARY

Net income available to common shareholders in 2022 was $120.51 million, up from $118.53 million in 2021 and up from $81.44 million in 2020. Diluted net income per common share was $4.84 in 2022, $4.70 in 2021, and $3.17 in 2020. Return on average total assets was 1.49% in 2022 compared to 1.53% in 2021, and 1.14% in 2020. Return on average common shareholders' equity was 13.81% in 2022 versus 13.07% in 2021, and 9.41% in 2020.

Net income in 2022, as compared to 2021, was positively impacted by a $26.83 million or 11.34% increase in net interest income and a $1.45 million or 0.78% decrease in noninterest expense which was offset by a $17.55 million or 407.81% increase in the provision for credit losses and a $8.83 million or 8.82% decrease in noninterest income. Net income in 2021, as compared to 2020, was positively impacted by a $10.82 million or 4.79% increase in net interest income, a $40.30 million or 111.95% decrease in the provision for credit losses, and a $1.22 million or 0.65% decrease in noninterest expense which was offset by a $3.80 million or 3.65% decrease in noninterest income and a $11.45 million or 46.01% increase in income tax expense.

Dividends paid on common stock in 2022 amounted to $1.26 per share, compared to $1.21 per share in 2021, and $1.13 per share in 2020. The level of earnings reinvested and dividend payouts are determined by the Board of Directors based on various considerations, including liquidity needs, capital requirements, and management's assessment of future growth opportunities and the level of capital necessary to support them.

Net Interest Income — Our primary source of earnings is net interest income, the difference between income on earning assets and the cost of funds supporting those assets. Significant categories of earning assets are loans and securities while deposits and borrowings represent the major portion of interest-bearing liabilities. For purposes of the following discussion, comparison of net interest income is done on a tax-equivalent basis, which provides a common basis for comparing yields on earning assets exempt from federal income taxes to those which are fully taxable.

Net interest margin (the ratio of net interest income to average earning assets) is significantly affected by movements in interest rates and changes in the mix of earning assets and the liabilities that fund those assets. Net interest margin on a fully taxable-equivalent basis was 3.45% in 2022, compared to 3.23% in 2021 and 3.39% in 2020. Net interest income was $263.47 million for 2022, compared to $236.64 million for 2021 and $225.82 million for 2020. Tax-equivalent net interest income totaled $264.10 million for 2022, up $27.00 million from the $237.10 million reported in 2021. Tax-equivalent net interest income for 2021 was up $10.73 million from the $226.36 million reported for 2020.

During 2022, average earning assets increased $322.53 million or 4.39% while average interest-bearing liabilities increased $217.47 million or 4.55% over the comparable period in 2021. The yield on average earning assets increased 36 basis points to 3.84% for 2022 from 3.48% for 2021 primarily due to higher rates on loans and leases and investment securities. Total cost of average interest-bearing liabilities increased 23 basis points to 0.61% during 2022 from 0.38% in 2021 as a result of the higher interest rate environment. The result to the fully taxable-equivalent net interest margin was an increase of 22 basis points.

The largest contributor to the increase in the yield on average earning assets in 2022 was the 42 basis point improvement in the loan and lease portfolio yield primarily due to market conditions as a result of seven Federal Reserve interest rate increases during the year. Average loans and leases increased $128.88 million or 2.37% in 2022 from 2021 while the yield increased to 4.74%. The yield on net loans and leases was positively impacted by three basis points in 2022 due to the recognition of $2.70 million of fees on PPP loans which have been forgiven by the SBA or paid down by customers. PPP forgiveness and customer payments totaled $74.88 million for the full year of 2022 with less than $1 million remaining. Strong growth primarily within our specialty finance group portfolios drove total average loans and leases higher during the year.

During 2022, the tax-equivalent yield on investment securities available-for-sale increased 21 basis points to 1.50% while the average balance grew $401.97 million or 27.85% with the largest increases in U.S. treasury and federal agency securities and mortgage-backed securities. Average mortgages held for sale decreased $11.85 million or 69.59% during 2022 while the yield increased 156 basis points. Average other investments, which include federal funds sold, time deposits with other banks, Federal Reserve Bank excess balances, Federal Reserve Bank and Federal Home Loan Bank (FHLB) stock and commercial paper decreased $196.48 million or 44.61% during 2022 while the yield increased 75 basis points. The average balance decrease in other investments was primarily a result of lower balances held at the Federal Reserve Bank.

Average interest-bearing deposits increased $213.14 million or 4.78% during 2022 while the effective rate paid on those deposits increased 26 basis points. The increased average balance was primarily due to increases in business, consumer and public fund deposits. The increase in the average cost of interest-bearing deposits was primarily the result of higher rates and a shift in the deposit mix. The deposit mix changed as the year progressed with clients moving their funds from non-maturity accounts to certificates of deposit due to the rising interest rate environment. Additionally, brokered deposits grew during the fourth quarter. Average noninterest-bearing demand deposits increased $155.71 million or 8.27% during 2022 due primarily to uncertain economic conditions and business customers maintaining a cautious stance with their funds and spending.

Average short-term borrowings increased $28.24 million or 15.12% during 2022 while the effective rate paid increased 63 basis points. The increase in short-term borrowings was primarily the result of higher borrowings with the FHLB as part of liquidity management to support loan growth. Average long-term debt and mandatorily redeemable securities balances decreased $23.91 million or 30.32% during 2022 as the effective rate decreased 301 basis points primarily due to lower rates on mandatorily redeemable securities from a reduction in book value per share during 2022. Mandatorily redeemable shares are issued under the terms of one of our executive incentive compensation plans and are settled based on book value per share with changes from the previous reporting date recorded as interest expense.

The following table provides an analysis of net interest income and illustrates interest income earned and interest expense charged for each major component of interest earning assets and the interest bearing liabilities. Yields/rates are computed on a tax-equivalent basis, using a 21% rate. Nonaccrual loans and leases are included in the average loan and lease balance outstanding.

(Dollars in thousands)	2022 Average Balance	2022 Interest Income/ Expense	2022 Yield/ Rate	2021 Average Balance	2021 Interest Income/ Expense	2021 Yield/ Rate	2020 Average Balance	2020 Interest Income/ Expense	2020 Yield/ Rate
ASSETS									
Investment securities available-for-sale:									
Taxable	$ 1,805,041	$ 26,294	1.46 %	$ 1,410,797	$ 17,767	1.26 %	$ 1,009,794	$ 18,080	1.79 %
Tax-exempt[1]	40,310	1,311	3.25 %	32,583	741	2.27 %	48,266	1,105	2.29 %
Mortgages held for sale	5,178	217	4.19 %	17,026	448	2.63 %	20,628	600	2.91 %
Loans and leases, net of unearned discount[1]	5,566,701	264,043	4.74 %	5,437,817	234,902	4.32 %	5,463,436	242,505	4.44 %
Other investments	243,938	2,579	1.06 %	440,416	1,373	0.31 %	142,122	1,284	0.90 %
Total earning assets[1]	7,661,168	294,444	3.84 %	7,338,639	255,231	3.48 %	6,684,246	263,574	3.94 %
Cash and due from banks	75,836			77,275			71,626		
Allowance for loan and lease losses	(133,028)			(139,141)			(130,776)		
Other assets	469,135			454,374			494,913		
Total assets	$ 8,073,111			$ 7,731,147			$ 7,120,009		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing deposits	$ 4,673,494	$ 25,231	0.54 %	$ 4,460,359	$ 12,276	0.28 %	$ 4,205,904	$ 30,459	0.72 %
Short-term borrowings:									
Securities sold under agreements to repurchase	166,254	85	0.05 %	180,610	112	0.06 %	173,398	317	0.18 %
Other short-term borrowings	48,716	1,412	2.90 %	6,119	3	0.05 %	27,767	200	0.72 %
Subordinated notes	58,764	3,550	6.04 %	58,764	3,267	5.56 %	58,764	3,367	5.73 %
Long-term debt and mandatorily redeemable securities	54,940	69	0.13 %	78,845	2,476	3.14 %	80,715	2,868	3.55 %
Total interest-bearing liabilities	5,002,168	30,347	0.61 %	4,784,697	18,134	0.38 %	4,546,548	37,211	0.82 %
Noninterest-bearing deposits	2,037,882			1,882,168			1,530,698		
Other liabilities	103,740			112,291			145,807		
Shareholders' equity	872,721			906,951			865,278		
Noncontrolling interests	56,600			45,040			31,678		
Total liabilities and equity	$ 8,073,111			$ 7,731,147			$ 7,120,009		
Less: Fully tax-equivalent adjustments		(628)			(459)			(543)	
Net interest income/margin (GAAP-derived)[1]		$ 263,469	3.44 %		$ 236,638	3.22 %		$ 225,820	3.38 %
Fully tax-equivalent adjustments		628			459			543	
Net interest income/margin - FTE[1]		$ 264,097	3.45 %		$ 237,097	3.23 %		$ 226,363	3.39 %

(1) See "Reconciliation of Non-GAAP Financial Measures" for more information on this performance measure/ratio.

Reconciliation of Non-GAAP Financial Measures — Our accounting and reporting policies conform to GAAP in the United States and prevailing practices in the banking industry. However, certain non-GAAP performance measures are used by management to evaluate and measure the Company's performance. These include taxable-equivalent net interest income (including its individual components) and net interest margin (including its individual components). Management believes that these measures provide users of the Company's financial information a more meaningful view of the performance of the interest-earning assets and interest-bearing liabilities.

Management reviews yields on certain asset categories and the net interest margin of the Company and its banking subsidiaries on a fully taxable-equivalent ("FTE") basis. In this non-GAAP presentation, net interest income is adjusted to reflect tax-exempt interest income on an equivalent before-tax basis. This measure ensures comparability of net interest income arising from both taxable and tax-exempt sources. The following table shows the reconciliation of non-GAAP financial measures for the most recent three years ended December 31.

(Dollars in thousands)		2022	2021	2020
Calculation of Net Interest Margin				
(A)	Interest income (GAAP)	$ 293,816	$ 254,772	$ 263,031
	Fully tax-equivalent adjustments:			
(B)	- Loans and leases	366	319	333
(C)	- Tax-exempt investment securities	262	140	210
(D)	Interest income - FTE (A+B+C)	294,444	255,231	263,574
(E)	Interest expense (GAAP)	30,347	18,134	37,211
(F)	Net interest income (GAAP) (A-E)	263,469	236,638	225,820
(G)	Net interest income - FTE (D-E)	264,097	237,097	226,363
(H)	Total earning assets	$ 7,661,168	$ 7,338,639	$ 6,684,246
	Net interest margin (GAAP-derived) (F/H)	3.44 %	3.22 %	3.38 %
	Net interest margin - FTE (G/H)	3.45 %	3.23 %	3.39 %

The change in interest due to both rate and volume illustrated in the following table has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each. The following table shows changes in tax-equivalent interest earned and interest paid, resulting from changes in volume and changes in rates.

	Increase (Decrease) due to		
(Dollars in thousands)	Volume	Rate	Net
2022 compared to 2021			
Interest earned on:			
Investment securities available-for-sale:			
Taxable	**$ 5,463**	**$ 3,064**	**$ 8,527**
Tax-exempt	**203**	**367**	**570**
Mortgages held for sale	**(412)**	**181**	**(231)**
Loans and leases, net of unearned discount	**5,674**	**23,467**	**29,141**
Other investments	**(843)**	**2,049**	**1,206**
Total earning assets	**$ 10,085**	**$ 29,128**	**$ 39,213**
Interest paid on:			
Interest-bearing deposits	**$ 613**	**$ 12,342**	**$ 12,955**
Short-term borrowings:			
Securities sold under agreements to repurchase	**(8)**	**(19)**	**(27)**
Other short-term borrowings	**151**	**1,258**	**1,409**
Subordinated notes	**—**	**283**	**283**
Long-term debt and mandatorily redeemable securities	**(578)**	**(1,829)**	**(2,407)**
Total interest-bearing liabilities	**$ 178**	**$ 12,035**	**$ 12,213**
Net interest income - FTE	**$ 9,907**	**$ 17,093**	**$ 27,000**
2021 compared to 2020			
Interest earned on:			
Investment securities available-for-sale:			
Taxable	$ 5,961	$ (6,274)	$ (313)
Tax-exempt	(357)	(7)	(364)
Mortgages held for sale	(98)	(54)	(152)
Loans and leases, net of unearned discount	(1,133)	(6,470)	(7,603)
Other investments	1,350	(1,261)	89
Total earning assets	$ 5,723	$ (14,066)	$ (8,343)
Interest paid on:			
Interest-bearing deposits	$ 1,741	$ (19,924)	$ (18,183)
Short-term borrowings:			
Securities sold under agreements to repurchase	13	(218)	(205)
Other short-term borrowings	(90)	(107)	(197)
Subordinated notes	—	(100)	(100)
Long-term debt and mandatorily redeemable securities	(65)	(327)	(392)
Total interest-bearing liabilities	$ 1,599	$ (20,676)	$ (19,077)
Net interest income - FTE	$ 4,124	$ 6,610	$ 10,734

Noninterest Income — Noninterest income decreased $8.83 million or 8.82% in 2022 from 2021 following a $3.80 million or 3.65% decrease in 2021 from 2020. The following table shows noninterest income for the most recent three years ended December 31.

(Dollars in thousands)		2022		2021		2020
Noninterest income:						
Trust and wealth advisory	$	23,107	$	23,782	$	21,114
Service charges on deposit accounts		12,146		10,589		9,485
Debit card		18,052		18,125		14,983
Mortgage banking		4,122		11,822		15,674
Insurance commissions		6,703		7,247		7,025
Equipment rental		12,274		16,647		23,380
(Losses) gains on investment securities available-for-sale		(184)		(680)		279
Other		15,042		12,560		11,949
Total noninterest income	$	**91,262**	$	100,092	$	103,889

Trust and wealth advisory fees (which include investment management fees, estate administration fees, mutual fund fees, annuity fees, and fiduciary fees) decreased $0.68 million or 2.84% in 2022 from 2021 compared to a $2.67 million or 12.64% increase in 2021 over 2020. Trust and wealth advisory fees are largely based on the number and size of client relationships and the market value of assets under management. The market value of trust assets under management at December 31, 2022 and 2021 was $4.84 billion and $5.33 billion, respectively. The negative performance of the stock and bond markets in 2022 resulted in a decline in the market value of trust assets under management compared to 2021. At December 31, 2022, these trust assets were comprised of $3.21 billion of personal and agency trusts and estate administration assets, $1.03 billion of employee benefit plan assets, $0.49 million of individual retirement accounts, and $0.11 million of custody assets.

Service charges on deposit accounts increased by $1.56 million or 14.70% in 2022 from 2021 compared to an increase of $1.10 million or 11.64% in 2021 from 2020. The growth in service charges on deposit accounts in 2022 was primarily due to increased consumer and business nonsufficient fund transactions. The increase in service charges on deposit accounts in 2021 was primarily due to a higher customer ATM fees from an increased volume of transactions and a change in the fees charged, as well as increased business deposit account fees offset by a decrease in consumer nonsufficient fund transactions. Economic recovery in 2021 led to a corresponding improvement in consumer and business activity.

Debit card income was relatively flat from 2022 to 2021 compared to an increase of $3.14 million or 20.97% in 2021 from 2020. The decline in 2022 to 2021 was mainly the result of decreased discretionary spending and a focus on core expenses by consumers. Debit card transactions in 2021 were helped significantly by the reopened economy driving increased consumer activity.

Mortgage banking income dropped $7.70 million or 65.13% in 2022 over 2021, compared to a $3.85 million or 24.58% decrease in 2021 from 2020. We had $0.81 million of MSR impairment recoveries in 2021 and $0.81 million of MSR impairment charges in 2020. During 2022, 2021 and 2020, we determined that no permanent write-down was necessary for previously recorded impairment on MSRs. During 2022, mortgage banking income decreased primarily due to reduced mortgage origination volumes resulting in lower income on loans sold in the secondary market. Demand for mortgages has continued to decline with steep increases in interest rates, limited inventory, and fewer housing starts all of which impacted market activity. During 2021, mortgage banking income decreased primarily due to reduced margins on a lower volume of loan sales.

Insurance commissions declined $0.54 million or 7.51% in 2022 compared to 2021 and improved $0.22 million or 3.16% in 2021 compared to 2020. The decrease in 2022 was primarily due to a reduced book of business and fewer contingent commissions received. The increase in 2021 was primarily due to higher contingent commissions received due to achieving sales goals set forth by various carrier incentive programs.

Equipment rental income generated from operating leases decreased by $4.37 million or 26.27% during 2022 from 2021 compared to a reduction of $6.73 million or 28.80% during 2021 from 2020. The average equipment rental portfolio decreased 21.27% in 2022 over 2021 and decreased 29.16% in 2021 over 2020 as a result of reduced leasing volume primarily in the construction equipment and the auto and light truck portfolios due to changing customer preferences and competitive pricing pressures for new business. In 2022 and 2021, the decline in rental income was offset by a similar decline in depreciation on equipment owned under operating leases.

Losses on the sale of investment securities available-for-sale were $0.18 million and $0.68 million in 2022 and 2021, respectively. There were gains of $0.28 million on the sale of investment securities available-for-sale for the year ended 2020. Losses and gains on the sale of investment securities available-for-sale were primarily from the sale of Federal agency securities in 2022 and corporate securities in 2021 and 2020, with the goal of managing portfolio risk and liquidity.

Other income improved $2.48 million or 19.76% in 2022 from 2021 compared to an increase of $0.61 million or 5.11% in 2021 from 2020. The increase in 2022 was mainly a result of partnership investment gains on sale of renewable energy tax equity investments of $2.24 million and higher bank owned life insurance policy claims offset by a write down of $0.37 million on small business capital investments and reduced customer swap fees of $0.33 million. The increase in 2021 was mainly a result of higher brokerage fees and commissions and increased partnership investment gains offset by reduced customer swap fees and lower bank owned life insurance policy claims.

Noninterest Expense — Noninterest expense decreased $1.45 million or 0.78% in 2022 from 2021 following a $1.22 million or 0.65% decrease in 2021 from 2020. The following table shows noninterest expense for the most recent three years ended December 31.

(Dollars in thousands)		**2022**		2021		2020
Noninterest expense:						
Salaries and employee benefits	$	**105,110**	$	105,808	$	101,556
Net occupancy		**10,728**		10,524		10,276
Furniture and equipment		**5,448**		5,977		6,541
Data Processing		**22,375**		19,877		19,147
Depreciation — leased equipment		**10,023**		13,694		20,203
Professional fees		**7,280**		8,676		6,317
FDIC and other insurance		**3,625**		2,677		2,606
Business development and marketing		**5,823**		8,013		4,157
Other		**14,287**		10,902		16,564
Total noninterest expense	$	**184,699**	$	186,148	$	187,367

Total salaries and employee benefits were relatively flat in 2022 from 2021, following a $4.25 million or 4.19% increase in 2021 from 2020.

Employee salaries grew $0.62 million or 0.73% in 2022 from 2021 compared to an increase of $2.93 million or 3.54% in 2021 from 2020. The increase in 2022 was mainly a result of higher base salaries due to normal merit increases offset by a decrease in incentive compensation and commission compensation primarily in our residential mortgage area. The growth in 2021 was mainly a result of higher base salaries due to normal merit increases and a rise in incentive compensation including a one-time special reward to COVID-19 vaccinated employees announced at the end of 2021 offset by a decrease in commission compensation primarily in our residential mortgage area.

Employee benefits decreased $1.32 million or 6.58% in 2022 from 2021, compared to a $1.32 million or 7.05% increase in 2021 from 2020. During 2022, group insurance costs were lower due to decreased claims experienced compared to levels in 2021. In 2021, company contributions to employee retirement accounts increased due to higher salaries during 2021 and a rise in group insurance costs as healthcare access and usage increased from levels in 2020.

Occupancy expense rose $0.20 million or 1.94% in 2022 from 2021, compared to an increase of $0.25 million or 2.41% in 2021 from 2020. The elevated expense in 2022 was primarily the result of higher snow removal costs due to inclement weather conditions. The increased expense in 2021 was primarily the result of higher premises repairs and cleaning offset by lower real estate taxes and reduced lease expenses.

Furniture and equipment expense, including depreciation, declined by $0.53 million or 8.85% in 2022 from 2021 compared to a decrease of $0.56 million or 8.62% in 2021 from 2020. The lower expense in 2022 was primarily due to a reduction in equipment rental and depreciation expenses. The lower expense in 2021 was primarily due to a reduction in furniture and equipment depreciation and lower corporate aircraft maintenance.

Data processing expense rose by $2.50 million or 12.57% in 2022 from 2021, following a $0.73 million or 3.81% increase in 2021 from 2020. The increase in 2022 was due to a rise in software maintenance costs and higher computer processing charges related to a variety of technology projects. The increase in 2021 was a result of increases in software maintenance costs and point of sale computer operating expenses.

Depreciation on equipment owned under operating leases declined $3.67 million or 26.81% in 2022 from 2021, following a $6.51 million or 32.22% decrease in 2021 from 2020. In 2022 and 2021, depreciation on equipment owned under operating leases correlated with the change in equipment rental income.

Professional fees decreased $1.40 million or 16.09% in 2022 from 2021, compared to a $2.36 million or 37.34% increase in 2021 from 2020. The lower expense in 2022 can primarily be attributed to a decline in legal fees offset by increased utilization of consulting services for technology projects and compliance services. The higher expense in 2021 compared to 2020 was primarily due to a rise in legal fees and increased utilization of consulting services for technology projects.

FDIC and other insurance expense grew $0.95 million or 35.41% in 2022 from 2021 and increased $0.07 million or 2.72% in 2021 from 2020. The increase in 2022 was mainly the result of higher assessments for FDIC premiums from a larger asset base and a one-time $0.38 million recovery of an incurred but not reported insurance reserve in 2021. The increase in 2021 was mainly the result of $0.55 million in FDIC insurance premium credits received during 2020 which were not present in 2021 offset by a one-time $0.38 million recovery of an incurred but not reported insurance reserve.

Business development and marketing expenses declined $2.19 million or 27.33% in 2022 from 2021 and rose $3.86 million or 92.76% in 2021 from 2020. The decreased expense in 2022 was mainly the result of a one-time charitable contribution of $3.00 million made during 2021 offset by increased business development expense and marketing promotions. The higher expense in 2021 was mainly the result of a charitable contribution of $3.00 million made during 2021 to support COVID-19 initiatives and increased business development expense as a result of more business entertainment and travel opportunities tied to fewer COVID-19 restrictions.

Other expenses increased by $3.39 million or 31.05% in 2022 as compared to 2021 and decreased $5.66 million or 34.18% in 2021 as compared to 2020. The higher expense in 2022 was primarily the result of an increase in the provision for unfunded loan commitments, a rise in the provision for interest rate swaps with customers, and higher employee training expenses. The reduction in 2021 was primarily the result of lower general collection and repossession expenses, fewer valuation adjustments on repossessed assets, a lower provision for interest rate swaps with customers, a decrease in the provision for unfunded loan commitments, and a reduction in postage and shipping expenses offset by reduced gains on the sale of operating lease equipment and higher employee training expenses due to fewer COVID-19 travel restrictions.

Income Taxes — 1st Source recognized income tax expense in 2022 of $36.26 million, compared to $36.33 million in 2021, and $24.88 million in 2020. The effective tax rate in 2022 was 23.12% compared to 23.45% in 2021, and 23.40% in 2020.

For a detailed analysis of 1st Source's income taxes see Part II, Item 8, Financial Statements and Supplementary Data — Note 17 of the Notes to Consolidated Financial Statements.

FINANCIAL CONDITION

Loan and Lease Portfolio — The following table shows 1st Source's loan and lease distribution at the end of each of the last two years as of December 31.

(Dollars in thousands)		**2022**		2021
Commercial and agricultural	$	**812,031**	$	918,712
Solar		**381,163**		348,302
Auto and light truck		**808,117**		603,775
Medium and heavy duty truck		**313,862**		259,740
Aircraft		**1,077,722**		898,401
Construction equipment		**938,503**		754,273
Commercial real estate		**943,745**		929,341
Residential real estate and home equity		**584,737**		500,590
Consumer		**151,282**		133,080
Total loans and leases	$	**6,011,162**	$	5,346,214

At December 31, 2022, there were no concentrations within the loan portfolio of 10% or more of total loans and leases.

Loans and leases, net of unearned discount, at December 31, 2022, were $6.01 billion and were 72.08% of total assets, compared to $5.35 billion and 66.03% of total assets at December 31, 2021. Average loans and leases, net of unearned discount, increased $128.88 million or 2.37% and decreased $25.62 million or 0.47% in 2022 and 2021, respectively. PPP loans, net of unearned discount, at December 31, 2022 and 2021 were $0.90 million and $73.08 million, respectively, and were located in the Commercial and agricultural lending portfolio.

Commercial and agricultural lending, excluding those loans secured by real estate but including PPP loans, decreased $106.68 million or 11.61% in 2022 over 2021. Commercial and agricultural lending outstandings were $812.03 million and $918.71 million at December 31, 2022 and December 31, 2021, respectively. Similar to 2021, the decrease during 2022 was largely due to PPP loan forgiveness and customer pay downs which amounted to $74.88 million during 2022. Additionally, one-time reclassifications of loan outstandings from this portfolio into the commercial real estate portfolio of $32.66 million contributed to the balance reduction. Excluding PPP loans, commercial and agricultural outstandings were $811.13 million and $845.63 million as of December 31, 2022 and 2021, respectively.

Solar loans and leases increased $32.86 million or 9.43% in 2022 over 2021. Solar loan and lease outstandings were $381.16 million and $348.30 million at December 31, 2022 and 2021, respectively. The increase during 2022 was due to continued positive momentum in this business line. We expect that momentum to continue into 2023.

Auto and light truck loans increased $204.34 million or 33.84% in 2022 over 2021. At December 31, 2022, auto and light truck loans had outstandings of $808.12 million and $603.78 million at December 31, 2021. This increase was primarily attributable to expanding relationships with existing clients and selectively adding new clients during a time of continued constrained fleet availability.

Medium and heavy duty truck loans and leases increased $54.12 million or 20.84% in 2022. Medium and heavy duty truck financing at December 31, 2022 and 2021 had outstandings of $313.86 million and $259.74 million, respectively. The increase at December 31, 2022 from December 31, 2021 can be mainly attributed to expanded relationships with existing clients while fleet availability continues to be constrained.

Aircraft financing at year-end 2022 increased $179.32 million or 19.96% from year-end 2021. Aircraft financing at December 31, 2022 and 2021 had outstandings of $1.08 billion and $898.40 million, respectively. The increase during 2022 was due to higher domestic outstandings of $75.17 million and foreign outstandings of $104.15 million. Our 2022 balances increased as demand was bolstered by ongoing health safety concerns sparked by COVID-19 and increasingly less convenient commercial travel. Those concerns as well as customers hoping to take advantage of bonus depreciation, which will begin phasing down during 2023, increased demand for private turbine aircraft especially amongst private business and high net worth market segments. Our foreign outstandings increased 53.88% year over year. Our foreign loan and lease outstandings, all denominated in U.S. dollars were $297.46 million and $193.31 million as of December 31, 2022 and 2021, respectively. Loan and lease outstandings to borrowers in Brazil and Mexico were $129.98 million and $136.68 million as of December 31, 2022, respectively, compared to $65.24 million and $117.90 million as of December 31, 2021, respectively. Outstanding balances to other borrowers in other countries were insignificant.

Construction equipment financing increased $184.23 million or 24.42% in 2022 compared to 2021. Construction equipment financing at December 31, 2022 had outstandings of $938.50 million, compared to outstandings of $754.27 million at December 31, 2021. The growth in this category was primarily due to significant new client relationships and continued growth with existing clients.

Commercial loans secured by real estate, of which approximately 57% is owner occupied, increased $14.40 million or 1.55% in 2022 over 2021. Commercial loans secured by real estate outstanding at December 31, 2022 were $943.75 million and $929.34 million at December 31, 2021. The increase in 2022 was the result of one-time reclassifications from the commercial and agricultural portfolio of $32.66 million as well as by continued modest growth of owner occupied borrowings within certain business sectors of our markets. Our non-owner occupied real estate portfolio again declined slightly as projects took advantage of low market rates and refinanced via the secondary markets. In addition, some of our newer projects have seen continued delays due to labor and material shortages.

Residential real estate and home equity loans were $584.74 million at December 31, 2022 and $500.59 million at December 31, 2021. Residential real estate and home equity loans increased $84.15 million or 16.81% in 2022 from 2021. Residential mortgage and home equity outstandings grew in 2022 as new adjustable-rate mortgage loans were retained rather than being sold into the secondary market along with high demand for home equity lines of credit. The trends from 2021 shifted in 2022 as clients did not want to refinance their first mortgages to pull equity from their homes. In addition, a slow housing market and low builder confidence tended to slow home purchases.

Consumer loans increased $18.20 million or 13.68% in 2022 over 2021. Consumer loans outstanding at December 31, 2022, were $151.28 million and $133.08 million at December 31, 2021. Volumes increased as consumer spending improved as restrictions associated with the COVID-19 pandemic were relaxed. In addition, an increase in new and used car prices resulted in an increase in average loan size.

The following table shows the contractual maturities of loans and leases outstanding as of December 31, 2022 as well as classification according to the sensitivity to changes in interest rates.

(Dollars in thousands)	0-1 Year		1-5 Years		5-15 Years		Over 15 Years		Total	
Commercial and agricultural										
Fixed rate	$	85,965	$	193,834	$	12,217	$	—	$	292,016
Variable rate		325,353		172,675		21,983		4		520,015
Total commercial and agricultural		**411,318**		**366,509**		**34,200**		**4**		**812,031**
Solar										
Fixed rate		57,841		42,481		30,304		—		130,626
Variable rate		70,956		121,096		58,485		—		250,537
Total solar		**128,797**		**163,577**		**88,789**		**—**		**381,163**
Auto and light truck										
Fixed rate		144,292		259,020		4,959		—		408,271
Variable rate		148,006		251,066		772		2		399,846
Total auto and light truck		**292,298**		**510,086**		**5,731**		**2**		**808,117**
Medium and heavy duty truck										
Fixed rate		92,317		209,572		10,747		—		312,636
Variable rate		883		343		—		—		1,226
Total medium and heavy duty truck		**93,200**		**209,915**		**10,747**		**—**		**313,862**
Aircraft										
Fixed rate		112,874		612,932		33,222		—		759,028
Variable rate		66,490		154,453		97,751		—		318,694
Total aircraft		**179,364**		**767,385**		**130,973**		**—**		**1,077,722**
Construction equipment										
Fixed rate		253,899		625,379		14,888		—		894,166
Variable rate		8,506		24,679		11,152		—		44,337
Total construction equipment		**262,405**		**650,058**		**26,040**		**—**		**938,503**
Commercial real estate										
Fixed rate		90,585		398,476		78,656		186		567,903
Variable rate		39,042		192,324		117,986		26,490		375,842
Total commercial real estate		**129,627**		**590,800**		**196,642**		**26,676**		**943,745**
Residential real estate and home equity										
Fixed rate		48,859		152,851		166,168		18,408		386,286
Variable rate		27,185		88,978		79,961		2,327		198,451
Total residential real estate and home equity		**76,044**		**241,829**		**246,129**		**20,735**		**584,737**
Consumer										
Fixed rate		61,233		73,252		157		—		134,642
Variable rate		13,811		2,805		24		—		16,640
Total consumer		**75,044**		**76,057**		**181**		**—**		**151,282**
Total loans and leases										
Fixed rate		947,865		2,567,797		351,318		18,594		3,885,574
Variable rate		700,232		1,008,419		388,114		28,823		2,125,588
Total loans and leases	$	**1,648,097**	$	**3,576,216**	$	**739,432**	$	**47,417**	$	**6,011,162**

During 2022, approximately 38% of the Bank's residential mortgage originations were sold into the secondary market. Mortgage loans held for sale were $3.91 million at December 31, 2022 and were $13.28 million at December 31, 2021.

1st Source Bank sells residential mortgage loans to Fannie Mae as well as FHA-insured and VA-guaranteed loans in Ginnie Mae mortgage-backed securities. Additionally, we have sold loans on a service released basis to various other financial institutions in the past. The agreements under which we sell these mortgage loans contain various representations and warranties regarding the acceptability of loans for purchase. On occasion, we may be asked to indemnify the loan purchaser for credit losses on loans that were later deemed ineligible for purchase or we may be asked to repurchase a loan. Both circumstances are collectively referred to as "repurchases." Within the industry, repurchase demands have decreased during recent years. We believe the loans we have underwritten and sold to these entities have met or exceeded applicable transaction parameters.

Our liability for repurchases, included in Accrued Expenses and Other Liabilities on the Statements of Financial Condition, was $0.17 million and $0.22 million as of December 31, 2022 and 2021, respectively. Our (recovery) expense for repurchase losses, included in Loan and Lease Collection and Repossession expense on the Statements of Income, was $(0.05) million in 2022 compared to $(0.09) million in 2021 and $0.03 million in 2020. The mortgage repurchase liability represents our best estimate of the loss that we may incur. The estimate is based on specific loan repurchase requests and a historical loss ratio with respect to origination dollar volume. Because the level of mortgage loan repurchase losses is dependent on economic factors, investor demand strategies and other external conditions that may change over the life of the underlying loans, the level of liability for mortgage loan repurchase losses is difficult to estimate and requires considerable management judgment.

CREDIT EXPERIENCE

Allowance for Credit Losses — As of December 31, 2020, we adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which replaced the incurred loss methodology with an expected loss methodology that is referred to as current expected credit losses (CECL) methodology. The allowance for credit losses considers the historical loss experience, current conditions, and reasonable and supportable forecasts. To estimate expected loan and lease losses under CECL, we use a broader range of data than under previous U.S. GAAP. We are able to access loan data over a long-time horizon, generally back to the fourth quarter of 2007, thus capturing most of the economic business cycle which includes the Great Recession and the subsequent long slow recovery which supports full lifetime losses. The CECL methodology requires our loan portfolio to be segregated into pools based on similar risk characteristics. We evaluate each portfolio, establishing numerous segments. We then review risk characteristics for each segment, noting that some pools were either too small for meaningful analysis or contained risk characteristics similar to other pools. Thus, some pools were consolidated.

Loans and leases within each pool are collectively evaluated using either the cohort cumulative loss rate methodology or the probability of default (PD)/loss given default (LGD) methodology with transition matrix PD/historical average LGD. Our management evaluates the allowance quarterly, reviewing all loans and leases over a fixed-dollar amount ($250,000) where the internal credit quality grade is at or below a predetermined classification, actual and anticipated loss experience, current economic events in specific industries, and other pertinent factors including general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates and adjustments to historical loss rates to capture differences that may exist between the current and historical conditions, including consideration of environmental factors, principally economic risk which is generally reflected in forecast adjustments, specific industry risk and concentration risk, all of which may be susceptible to significant and unforeseen changes. We review the status of the loan and lease portfolio to identify borrowers that might develop financial problems in order to aid borrowers in the handling of their accounts and to mitigate losses. Our allowance for loan and lease losses is provided for by direct charges to the provision for credit losses. Losses on loans and leases are charged against the allowance and likewise, recoveries during the period for prior losses are credited to the allowance. Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, we utilize similar processes to estimate our liability for unfunded credit commitments. Our allowance for unfunded credit commitments is included in Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Position and is provided by direct charges to the provision for unfunded credit commitments located in Other Noninterest Expense on the Consolidated Statements of Income. See Part II, Item 8, Financial Statements and Supplementary Data — Note 1 of the Notes to Consolidated Financial Statements for additional information on management's evaluation of the allowance for credit losses.

We perform a thorough analysis of charge-offs, non-performing asset levels, special attention outstandings and delinquency in order to review portfolio trends, including specific industry risks and economic conditions, which may have an impact on the allowance and allowance ratios applied to various portfolios. We adjust the calculated historical-based ratio as a result of our analysis of environmental factors, principally specific industry risk, collateral risk and concentration risk, in addition to global economic and political issues. We also have a forecast adjustment that includes key economic factors affecting our portfolios such as growth in gross domestic product, unemployment rates, housing market trends, commodity prices, and inflation. Forecasts are difficult to establish and the current environment presents complexity with near 40-year high inflation, markedly higher interest rates, and heightened uncertainty from the protracted war in Ukraine. Residual economic impacts from the pandemic remain an intermittent, but recurrent, headwind for global trade particularly in China and neighboring countries where spiking COVID-19 cases led to lockdown measures and travel restrictions. Economic growth prospects entering the new year are discouraging, with widespread calls for recession in the U.S. GDP forecasts continue to trend downward as persistent inflation, continued hawkishness of the Federal Reserve, and the ongoing war in Ukraine heavily weigh on the outlook. Current political turmoil in Brazil, growing tensions between China and the U.S., and longstanding turmoil in the Middle East, also cause increased uncertainty. Collateral values are significant to underwriting our specialty finance portfolios and volatility or declining values pose a threat. Concentration risk is impacted primarily by geographic concentration in northern Indiana and southwestern Michigan in our business banking and commercial real estate portfolios and by collateral concentration in our specialty finance portfolios.

The outlook for world economies is weak, with decades-high inflation, geopolitical uncertainty, lingering pandemic activity and a consequent slowdown in China impacting the outlook. Current concerns include corruption scandals and political unrest in Latin American countries, the competitive and complex nature of U.S.-China relations, the geopolitical tensions with Russia, and persistent threats of terrorist attacks. In Brazil and Mexico where we have a presence with our aircraft lending, we remain concerned with significant inflation, high interest rates and their resultant economic impact, political unrest most prominently evident in Brazil, and the likelihood of economic weakness in future periods that would parallel an expected slowdown in the U.S. We include a factor in our qualitative adjustments for global risk, as we are increasingly aware of the threat that global concerns may affect our customers. While we are unable to determine with any precision the impact of global economic and political issues on 1st Source Bank's loan and lease portfolios, we feel the risks are real and significant. We believe there is a risk of negative consequences for our borrowers that would affect their ability to repay their financial obligations. Therefore, we continued to include a factor for global risk in our analysis for 2023.

The following discussion focuses on relevant economic conditions and various circumstances impacting the December 31, 2022 allowance for loan and lease losses of each of our loan and lease segments.

Commercial and agricultural – There are several industries represented in the commercial and agricultural portfolio. Loan outstandings have fluctuated in recent years as two rounds of Paycheck Protection Program loans entered and exited the portfolio with loan forgiveness. Our customers have benefited from the monetary and fiscal stimulus, which provided a lifeline during a period of unprecedented market undercurrents. The outlook for the portfolio is guarded. Small business confidence remains below the long term average as fewer business owners expect the economy to improve in the next six months. Wholesalers and manufacturers have generally performed well and most were able to navigate the supply chain difficulties while passing along rising costs to their consumers. The recreational vehicle industry, which is centered in our footprint, is slowing from record high shipment levels with supply and demand dynamics reversing in recent months. Our business customers engaged in manufacturing for, and supplying the industry, performed very well during the recent years. There has been broad consolidation within the industry over the last two decades and industry suppliers and manufacturers are generally stronger and better capitalized than past cycles to navigate a downturn. The outlook in our agricultural portfolio remains cautiously optimistic as commodity prices remain high, although an expiring Farm Bill is cause for uncertainty. Input prices are expected to remain elevated and along with higher borrowing costs and cash rents, will likely result in thin, but still profitable margins on our agricultural business clients next year. Our customers experienced favorable growing and harvesting conditions during the year which resulted in strong crop yields. In the commercial and agricultural portfolio, we have experienced generally stable credit quality trends with low delinquencies and minimal charge-offs. As of the end of 2022, we reviewed the historical loss ratios and assessed the environmental factors and concentration issues affecting these portfolios and believe the qualitative adjustments we made to our allowance ratios are appropriate and adequate.

Solar – Our entry into solar financing over six years ago continues to gain momentum in terms of the performance of existing projects financed, loan growth opportunities and overall credit quality. Financing is provided to qualified borrowers throughout the continental United States with an emphasis on the region east of the Rocky Mountains. Risks include construction and developer related risks and delays, site issues, climate and weather risks, regulatory problems and permitting issues, as well as risks related to utility companies and their ability and willingness to facilitate the solar customer tying into the grid, among others. To date, we have not incurred any losses in this portfolio and qualitative adjustments were lowered in the portfolio with the current year-end analysis given continued favorable credit performance.

Auto and light truck – The primary auto rental segment of the auto and light truck portfolio experienced a strong year with sizable loan growth as demand for rental vehicles was high and revenue per unit reached a record for the industry. Semiconductor shortages restrained new vehicle production and manufacturers dramatically reduced fleet sales in response. With limited new vehicle availability, used prices skyrocketed and forced operators to forego typical fleet cycles and hold existing inventory for longer periods. The significant increase in vehicle values generally benefited our customers however, elevated valuations increase risk with new fundings which we have attempted to mitigate by maintaining appropriate terms and limiting funding on used units. Wholesale used vehicle prices have declined in nine of the last twelve months and are 15% off the prior year peak, although used values remain well above the historical trendline. Loan growth is strong with operators holding vehicles longer thereby extending fleet cycles. The auto leasing segment also performed well in 2022 and the portfolio exhibits stable credit quality and low delinquency. Leasing customers lease to auto rental companies as well as other commercial entities. We have some concern that increasing vehicle prices and higher borrowing costs could lead to leasing companies stretching for yield by lowering credit quality standards on sub-lessees. We remain diligent in setting our terms and residual value appropriately and monitoring fleet mix given the recent volatility in vehicle prices. The portfolio reported a net recovery position for the year in both the auto rental and specialty vehicle portfolios which include the bus, step van, and funeral car segments. The bus segment experienced losses in the prior two years due to the pandemic and collateral values for motor coaches decreasing substantially during that time. Values are showing signs of stabilization, particularly in late-model motor coaches. There remains concern with repossessing bus units should credit quality deteriorate as outlets for repossessed inventory are not well established and markets are limited. Long-term, there remains uncertainty as some bus portfolio customers may struggle to adapt to the new environment and may experience further losses. We reviewed the annual historical incurred losses and the life of the loan calculated historical loss ratios as of year-end and removed the majority of qualitative factors in the bus segment as we believe historical loss rates are sufficient to cover remaining risk in the portfolio as we recognized charge-offs during 2022 and 2021 and our expectation is that future losses will be lower than recent experience. We believe we appropriately recognized the losses in our portfolio and that peak charge-offs occurred in 2021. Special attention balances decreased from $26.26 million at the end of 2021 to $14.56 million at the end of 2022. Credit quality in the auto rental and leasing portions of the portfolio remain stable and we modestly reduced qualitative factors in those segments.

Medium and heavy duty truck – Credit quality remains stable in the medium and heavy duty truck portfolio. The industry continues to struggle with driver shortages. However, the highly limited inventory of Class 8 tractors experienced in 2021 due to a semiconductor chip shortage appears to have largely been rectified – inventory levels are rebounding and auction valuations are softening. Loan growth opportunities were improved during 2022 as more equipment became available. We believe our reserve ratios for this portfolio are appropriate.

Aircraft – Our domestic and foreign aircraft segments both experienced strong loan growth during the year as high asset valuations and demand for private aircraft increased lending opportunities. The portfolio has been a relatively stable performer of late, but was among the sectors affected most by the sluggish economy following the Great Recession. Our portfolio loss history has been volatile, characterized by lengthy periods of minimal losses or modest recoveries followed by short intervals of higher losses. Aircraft collateral values, particularly those in our niche, have strengthened considerably in this economic cycle. Long, often multi-year, delays for new aircraft have in some instances driven used valuations beyond the price of new aircraft given their immediate availability. In this portfolio we have $297 million of foreign exposure, primarily in Mexico and Brazil. Brazil's economy continues to struggle to sustain growth and is further hampered by increased inflation fears and political uncertainties. The Mexican economy has fared better of late as its manufacturing rebounded with recovering automotive production. Growth continues to be threatened by drug trafficking and related violence with widespread poverty and income inequality remaining significant concerns. Qualitative adjustments are assigned to Brazil and Mexico's economic risk as the bulk of foreign aircraft outstandings are domiciled in those markets. Our historical loss ratios reflect our high and volatile loss histories. We adjusted the historical ratios for current conditions, principally, a small increase in collateral concentration risk as we are currently lending into an abnormally strong used aircraft market with increased downside valuation risk on new fundings. Additionally, we increased the qualitative forecast factor adjustment for cohort based pools which is commensurate to the impact of the forecast adjustment in the PD/LGD (probability of default/loss given default) model analysis. We believe the ratios as adjusted are appropriate.

Construction equipment – Our construction equipment portfolio historically has been characterized by stable credit quality; however, there have been credit quality concerns in recent periods with a steady undercurrent of unanticipated downgrades to special attention during the last two years. The portfolio recognized the largest singular charge-off in both 2021 and 2022. The construction industry benefited from growth in private residential construction over the last several years, but higher interest rates and a rapidly slowing housing market have weakened the outlook for site developers. Certain sectors are experiencing stress and we continue to monitor for credit weaknesses. Construction equipment remains vulnerable due to volatility and regulation in the oil and gas sector. The general nature of bidding on construction projects can also have unknown costs or delays. Increased energy costs have been harmful to portfolio clients which often operate under long-term contracts that may lack adequate cost escalators. Diesel prices remain elevated and will be a hardship for clients in the construction industry and have impacted margins. Historically, we have experienced less volatility in this portfolio than the broader industry as losses have been mitigated by appropriate underwriting and a global market for used construction equipment. Continued infrastructure spending is expected to have a positive impact for many contractors within the segment and for the industry's used equipment markets. We modified our qualitative factors as of 2021 year-end to recognize the increased volume of accounts moving into special attention, and qualitative factors were largely maintained with the 2022 portfolio review given continued special attention activity.

Commercial real estate – Similar to the commercial portfolio, our commercial real estate loans are concentrated in our local market with local customers. Approximately 57% of the Bank's exposure in this portfolio is from owner occupied facilities where we are the primary relationship bank for our customers. We reviewed our qualitative adjustments as of year-end, and made some modifications as we are concerned about higher interest and capitalization rates within the segment and the potential negative impact on real estate valuations. We believe our ratios as adjusted are appropriate and adequate as of December 31, 2022.

Residential real estate and home equity – Our residential real estate and home equity portfolio consists of loans to individuals in the communities we serve. Generally, residential mortgage loans are originated using standards that result in salable mortgages. Home equity loans are also advanced in compliance with regulatory guidelines and the Bank's credit policy. Losses in these portfolios have been immaterial since 2013, but we did experience losses during the housing crises and recognized one loss of $0.23 million during 2022 which is related to a commercial special attention account. We reviewed our qualitative adjustments at the end of 2022 which are primarily for reasonable and supportable forecasts, and believe they are appropriate and adequate.

Consumer – Our consumer loan portfolio consists of loans to individuals in the communities we serve. This portfolio consists primarily of loans secured by autos with advances in compliance with the Bank's underwriting standards. Losses are stable during good economic times and tend to increase when there is deterioration in local economic factors and employment rates. We reviewed our qualitative adjustments at the end of the 2022 which are primarily for reasonable and supportable forecasts, and believe they are appropriate.

The allowance for loan and lease losses at December 31, 2022, totaled $139.27 million and was 2.32% of loans and leases, compared to $127.49 million or 2.38% of loans and leases at December 31, 2021 and $140.65 million or 2.56% of loans and leases at December 31, 2020. It is our opinion that the allowance for loan and lease losses was appropriate to absorb current expected credit losses inherent in the loan and lease portfolio as of December 31, 2022.

Charge-offs for loan and lease losses were $3.41 million for 2022, compared to $12.52 million for 2021 and $13.97 million for 2020. In order to accommodate net charge offs and strong loan and lease growth, we added $13.25 million to the provision for credit losses for 2022, compared to a recovery of provision of $(4.30) million for 2021 and a provision of $36.00 million for 2020.

The following table summarizes our loan and lease loss experience for each of the last three years ended December 31.

(Dollars in thousands)	2022	2021	2020
Amounts of loans and leases outstanding at end of period	**$6,011,162**	$ 5,346,214	$ 5,489,301
Average amount of net loans and leases outstanding during period	**$5,566,701**	$ 5,437,817	$ 5,463,436
Balance of allowance for loan and lease losses at beginning of period	$ 127,492	$ 140,654	$ 111,254
Impact from adoption of ASC 326	—	—	2,584
Adjusted balance of allowance for loan and lease losses at beginning of period	127,492	140,654	113,838
Charge-offs:			
Commercial and agricultural	625	2,930	903
Solar	—	—	—
Auto and light truck	118	7,797	7,107
Medium and heavy duty truck	—	—	15
Aircraft	—	—	855
Construction equipment	1,114	856	4,090
Commercial real estate	538	—	37
Residential real estate and home equity	284	228	74
Consumer	730	712	893
Total charge-offs	**3,409**	12,523	13,974
Recoveries:			
Commercial and agricultural	56	812	663
Solar	—	—	—
Auto and light truck	417	1,316	499
Medium and heavy duty truck	—	—	18
Aircraft	785	687	1,800
Construction equipment	17	473	1,415
Commercial real estate	45	19	58
Residential real estate and home equity	160	16	33
Consumer	460	341	303
Total recoveries	**1,940**	3,664	4,789
Net charge-offs (recoveries)	1,469	8,859	9,185
Provision (recovery of provision) for loan and lease losses	13,245	(4,303)	36,001
Balance at end of period	**$ 139,268**	$ 127,492	$ 140,654
Ratio of net charge-offs (recoveries) to average net loans and leases outstanding	**0.03 %**	0.16 %	0.17 %
Ratio of allowance for loan and lease losses to net loans and leases outstanding end of period	**2.32 %**	2.38 %	2.56 %
Coverage ratio of allowance for loan and lease losses to nonperforming loans and leases	**526.06 %**	327.28 %	232.47 %

The following table shows net charge-offs (recoveries) as a percentage of average loans and leases by portfolio type:

	2022	2021	2020
Commercial and agricultural	0.07 %	0.19 %	0.02 %
Solar	—	—	—
Auto and light truck	(0.04)	1.11	1.18
Medium and heavy duty truck	—	—	—
Aircraft	(0.08)	(0.08)	(0.12)
Construction equipment	0.13	0.05	0.37
Commercial real estate	0.05	—	—
Residential real estate and home equity	0.02	0.04	0.01
Consumer	0.19	0.28	0.43
Total net charge-offs (recoveries) to average portfolio loans and leases	**0.03 %**	0.16 %	0.17 %

The allowance for loan and lease losses has been allocated according to the amount deemed necessary to provide for the estimated current expected credit losses. The following table shows the amount of such components of the allowance for loan and lease losses at December 31 and the ratio of such loan and lease categories to total outstanding loan and lease balances.

(Dollars in thousands)	2022		2021	
	Allowance Amount	Percentage of Loans and Leases in Each Category to Total Loans and Leases	Allowance Amount	Percentage of Loans and Leases in Each Category to Total Loans and Leases
Commercial and agricultural	$ 14,635	13.51 %	$ 15,409	17.18 %
Solar	7,217	6.34	6,585	6.51
Auto and light truck	18,634	13.44	19,624	11.30
Medium and heavy duty truck	7,566	5.22	6,015	4.87
Aircraft	41,093	17.93	33,628	16.80
Construction equipment	24,039	15.61	19,673	14.11
Commercial real estate	17,431	15.70	19,691	17.38
Residential real estate and home equity	6,478	9.73	5,084	9.36
Consumer	2,175	2.52	1,783	2.49
Total	$ 139,268	100.00 %	$ 127,492	100.00 %

Nonperforming Assets — Nonperforming assets include loans past due over 90 days, nonaccrual loans and leases, other real estate, repossessions and other nonperforming assets we own. Our policy is to discontinue the accrual of interest on loans and leases where principal or interest is past due and remains unpaid for 90 days or more, or when an individual analysis of a borrower's credit worthiness indicates a credit should be placed on nonperforming status, except for residential real estate and home equity loans, which are placed on nonaccrual at the time the loan is placed in foreclosure and consumer loans that are both well secured and in the process of collection.

Nonperforming assets amounted to $26.93 million at December 31, 2022, compared to $41.33 million at December 31, 2021, and $64.53 million at December 31, 2020. During 2022, interest income on nonaccrual loans and leases would have increased by approximately $2.68 million compared to $2.62 million in 2021 if these loans and leases had earned interest at their full contractual rate.

Nonperforming assets at December 31, 2022 decreased from December 31, 2021, mainly due to declines in nonaccrual loans and leases in the bus segment of the auto and light truck portfolio along with modestly lower nonaccrual loans in construction equipment. Repossessions consisted mainly of units in the bus and step van segments of the auto and light truck portfolio. Other real estate consists of one residential real estate property.

Nonperforming assets at December 31 *(Dollars in thousands)*	2022		2021	
Loans past due over 90 days	$	**54**	$	249
Nonaccrual loans and leases:				
Commercial and agricultural		**864**		2,053
Solar		**—**		—
Auto and light truck		**14,153**		24,170
Medium and heavy duty truck		**15**		273
Aircraft		**571**		649
Construction equipment		**5,469**		7,090
Commercial real estate		**3,229**		2,996
Residential real estate and home equity		**1,785**		1,225
Consumer		**334**		250
Total nonaccrual loans and leases		**26,420**		38,706
Total nonperforming loans and leases		**26,474**		38,955
Other real estate		**104**		—
Repossessions:				
Commercial and agricultural		**—**		—
Auto and light truck		**311**		75
Medium and heavy duty truck		**—**		—
Aircraft		**—**		—
Construction equipment		**—**		757
Consumer		**16**		29
Total repossessions		**327**		861
Operating leases		**22**		1,518
Total nonperforming assets	$	**26,927**	$	41,334
Nonperforming loans and leases to loans and leases, net of unearned discount		**0.44 %**		0.73 %
Nonperforming assets to loans and leases and operating leases, net of unearned discount		**0.45 %**		0.77 %

Potential Problem Loans — Potential problem loans consist of loans that are performing but for which management has concerns about the ability of a borrower to continue to comply with repayment terms because of the borrowers' potential operating or financial difficulties. Management monitors these loans closely and reviews their performance on a regular basis. As of December 31, 2022 and 2021, we had $7.83 million and $1.23 million, respectively, in loans of this type which are not included in either of the non-accrual or 90 days past due loan categories. At December 31, 2022, potential problem loans consisted of one credit relationship in the commercial and agricultural portfolio. Weakness in the borrower's operating performance have caused us to heighten attention given to this credit.

INVESTMENT PORTFOLIO

The amortized cost of securities available-for-sale at year-end 2022 increased 4.96% from 2021, following a 59.90% increase from year-end 2020 to year-end 2021. The amortized cost of securities available-for-sale at December 31, 2022 was $1.97 billion or 23.61% of total assets, compared to $1.88 billion or 23.17% of total assets at December 31, 2021.

The following table shows the amortized cost of investment securities available-for-sale as of December 31.

(Dollars in thousands)	2022		2021	
U.S. Treasury and Federal agencies securities	$	**1,090,743**	$	1,093,780
U.S. States and political subdivisions securities		**130,670**		95,700
Mortgage-backed securities — Federal agencies		**730,672**		663,441
Corporate debt securities		**16,486**		22,510
Foreign government securities		**600**		600
Total investment securities available-for-sale	$	**1,969,171**	$	1,876,031

Yields on tax-exempt obligations are calculated on a fully tax-equivalent basis assuming a 21% tax rate. The following table shows the maturities of securities available-for-sale at December 31, 2022, at the amortized costs and weighted average yields of such securities.

(Dollars in thousands)	Amount	Yield
U.S. Treasury and Federal agencies securities		
Under 1 year	$ 40,202	1.79 %
1 – 5 years	1,050,541	0.95
5 – 10 years	—	—
Over 10 years	—	—
Total U.S. Treasury and Federal agencies securities	**1,090,743**	**0.98**
U.S. States and political subdivisions securities		
Under 1 year	15,121	2.79
1 – 5 years	52,541	1.65
5 – 10 years	21,835	1.30
Over 10 years	41,173	5.92
Total U.S. States and political subdivisions securities	**130,670**	**3.07**
Corporate debt securities		
Under 1 year	8,002	2.98
1 – 5 years	8,484	2.32
5 – 10 years	—	—
Over 10 years	—	—
Total Corporate debt securities	**16,486**	**2.64**
Foreign government securities		
Under 1 year	—	—
1 – 5 years	600	2.12
5 – 10 years	—	—
Over 10 years	—	—
Total Foreign government securities	**600**	**2.12**
Mortgage-backed securities — Federal agencies	**730,672**	**1.85**
Total investment securities available-for-sale	**$ 1,969,171**	**1.45 %**

At December 31, 2022, the residential mortgage-backed securities we held consisted of GNMA, FNMA and FHLMC pass-through certificates (Government Sponsored Enterprise, GSEs). The type of loans underlying the securities were all conforming loans at the time of issuance. The underlying GSEs backing these mortgage-backed securities are rated Aaa or AA+ from the rating agencies. At December 31, 2022, the vintage (years originated) of the underlying loans comprising our securities are: 14% in the year 2022; 45% in the year 2021; 28% in the years 2019 and 2020; 7% in the years 2017 and 2018; 2% in the years 2015 and 2016; 4% in the years 2014 prior.

DEPOSITS

The following table shows the average daily amounts of deposits and rates paid on such deposits.

(Dollars in thousands)	2022		2021		2020	
	Amount	Rate	Amount	Rate	Amount	Rate
Noninterest bearing demand	$ 2,037,882	— %	$ 1,882,168	— %	$ 1,530,698	— %
Interest bearing demand	2,554,945	0.69	2,278,498	0.13	1,827,673	0.24
Savings	1,283,143	0.08	1,172,411	0.07	926,585	0.11
Time	835,406	0.79	1,009,450	0.84	1,451,646	1.73
Total deposits	**$ 6,711,376**		$ 6,342,527		$ 5,736,602	

The following table shows the estimated scheduled maturities of the portion of time deposits in U.S. offices in excess of the FDIC insurance limit and time deposits that are otherwise uninsured.

(Dollars in thousands)		
Under 3 Months	$	138,892
4 – 6 Months		70,383
7 – 12 Months		181,961
Over 12 Months		217,415
Total	**$**	**608,651**

See Part II, Item 8, Financial Statements and Supplementary Data — Note 10 of the Notes to Consolidated Financial Statements for additional information on deposits.

SHORT-TERM BORROWINGS

The following table shows the distribution of our short-term borrowings and the weighted average interest rates thereon at the end of each of the last two years. Also provided are the maximum amount of borrowings and the average amount of borrowings, as well as weighted average interest rates for the last two years.

(Dollars in thousands)	Federal Funds Purchased and Securities Repurchase Agreements		Commercial Paper		Federal Home Loan Bank Advances		Other Short-Term Borrowings		Total Borrowings	
2022										
Balance at December 31, 2022	$	**141,432**	$	**3,096**	$	**70,000**	$	**1,001**	$	**215,529**
Maximum amount outstanding at any month-end		**193,798**		**4,072**		**250,000**		**1,746**		**449,616**
Average amount outstanding		**169,600**		**3,838**		**40,123**		**1,409**		**214,970**
Weighted average interest rate during the year		**0.12 %**		**0.04 %**		**3.22 %**		**— %**		**0.70 %**
Weighted average interest rate for outstanding amounts at December 31, 2022		**0.05 %**		**0.03 %**		**4.16 %**		**— %**		**1.39 %**
2021										
Balance at December 31, 2021	$	194,727	$	3,967	$	—	$	1,333	$	200,027
Maximum amount outstanding at any month-end		210,275		5,141		—		3,007		218,423
Average amount outstanding		180,610		4,316		—		1,802		186,728
Weighted average interest rate during the year		0.06 %		0.08 %		— %		— %		0.06 %
Weighted average interest rate for outstanding amounts at December 31, 2021		0.04 %		0.04 %		N/A		— %		0.04 %

LIQUIDITY AND CAPITAL RESOURCES

Core Deposits — Our major source of investable funds is provided by stable core deposits consisting of all interest bearing and noninterest bearing deposits, excluding brokered certificates of deposit, listing services certificates of deposit and certain certificates of deposit over $250,000 based on established FDIC insured deposits. In 2022, average core deposits equaled 79.60% of average total assets, compared to 78.04% in 2021 and 73.64% in 2020. The effective rate of core deposits in 2022 was 0.32%, compared to 0.12% in 2021 and 0.39% in 2020.

Average noninterest bearing core deposits increased 8.27% in 2022 compared to an increase of 22.96% in 2021. These represented 31.71% of total core deposits in 2022, compared to 31.20% in 2021, and 29.20% in 2020.

Purchased Funds — We use purchased funds to supplement core deposits, which include certain certificates of deposit over $250,000, brokered certificates of deposit, listing services certificates of deposit, over-night borrowings, securities sold under agreements to repurchase, commercial paper, and other short-term borrowings. Purchased funds are raised from customers seeking short-term investments and are used to manage the Bank's interest rate sensitivity. During 2022, our reliance on purchased funds decreased to 6.19% of average total assets from 6.41% in 2021.

Shareholders' Equity — Average shareholders' equity equated to 10.81% of average total assets in 2022, compared to 11.73% in 2021. Shareholders' equity was 10.36% of total assets at year-end 2022, compared to 11.32% at year-end 2021. We include unrealized gains (losses) on available-for-sale securities, net of income taxes, in accumulated other comprehensive income (loss) which is a component of shareholders' equity. While regulatory capital adequacy ratios exclude unrealized gains (losses), it does impact our equity as reported in the audited financial statements. The unrealized losses on available-for-sale securities, net of income taxes, were $147.69 million and $9.86 million at December 31, 2022 and 2021, respectively. The unrealized losses occurred as a result of changes in interest rates, market spreads and market conditions subsequent to purchase. Additionally, we do not intend to sell these investments and it is more likely than not that we will not be required to sell these investments before recovery of the amortized cost basis, which may be the maturity dates of the securities.

Other Liquidity — Under Indiana law governing the collateralization of public fund deposits, the Indiana Board of Depositories determines which financial institutions are required to pledge collateral based on the strength of their financial ratings. We have been informed that no collateral is required for our public fund deposits. However, the Board of Depositories could alter this requirement in the future and adversely impact our liquidity. Our potential liquidity exposure if we must pledge collateral is approximately $1.15 billion.

Liquidity Risk Management — The Bank's liquidity is monitored and closely managed by the Asset/Liability Management Committee (ALCO), whose members are comprised of the Bank's senior management. Asset and liability management includes the management of interest rate sensitivity and the maintenance of an adequate liquidity position. The purpose of interest rate sensitivity management is to stabilize net interest income during periods of changing interest rates.

Liquidity management is the process by which the Bank ensures that adequate liquid funds are available to meet short-term and long-term financial commitments on a timely basis. Financial institutions must maintain liquidity to meet day-to-day requirements of depositors and borrowers, take advantage of market opportunities and provide a cushion against unforeseen needs.

Liquidity of the Bank is derived primarily from core deposits, principal payments received on loans, the sale and maturity of investment securities, net cash provided by operating activities, and access to other funding sources. The most stable source of liability-funded liquidity is deposit growth and retention of the core deposit base. The principal source of asset-funded liquidity is available-for-sale investment securities, cash and due from banks, overnight investments, securities purchased under agreements to resell, and loans and interest bearing deposits with other banks maturing within one year. Additionally, liquidity is provided by repurchase agreements, and the ability to borrow from the Federal Reserve Bank (FRB) and the Federal Home Loan Bank (FHLB).

The Bank's liquidity strategy is guided by internal policies and the Interagency Policy Statement on Funding and Liquidity Risk Management. Internal guidelines consist of:

(i)   Available Liquidity (sum of short term borrowing capacity) greater than $500 million;

(ii) Liquidity Ratio (total of net cash, short term investments and unpledged marketable assets divided by the sum of net deposits and short term liabilities) greater than 15%;

(iii) Dependency Ratio (net potentially volatile liabilities minus short term investments divided by total earning assets minus short term investments) less than 15%; and

(iv) Loans to Deposits Ratio less than 100%

At December 31, 2022, we were in compliance with the foregoing internal policies and regulatory guidelines.

The Bank also maintains a contingency funding plan that assesses the liquidity needs under various scenarios of market conditions, asset growth and credit rating downgrades. The plan includes liquidity stress testing which measures various sources and uses of funds under the different scenarios. The contingency plan provides for ongoing monitoring of unused borrowing capacity and available sources of contingent liquidity to prepare for unexpected liquidity needs and to cover unanticipated events that could affect liquidity.

We have borrowing sources available to supplement deposits and meet our funding needs. 1st Source Bank has established relationships with several banks to provide short term borrowings in the form of federal funds purchased. At December 31, 2022, we had no borrowings in the federal funds market. We could borrow $245.00 million in additional funds for a short time from these banks on a collective basis. As of December 31, 2022, we had $91.31 million outstanding in FHLB advances and could borrow an additional $464.70 million contingent on the FHLB activity-based stock ownership requirement. We also had no outstandings with the FRB and could borrow $444.99 million as of December 31, 2022.

Interest Rate Risk Management — ALCO monitors and manages the relationship of earning assets to interest bearing liabilities and the responsiveness of asset yields, interest expense, and interest margins to changes in market interest rates. In the normal course of business, we face ongoing interest rate risks and uncertainties. We may utilize interest rate swaps to partially manage the primary market exposures associated with the interest rate risk related to underlying assets, liabilities, and anticipated transactions.

A hypothetical change in net interest income was modeled by calculating an immediate 200 basis point (2.00%) and 100 basis point (1.00%) increase and a 100 basis point (1.00%) decrease in interest rates across all maturities. The following table shows the aggregate hypothetical impact to pre-tax net interest income.

	Percentage Change in Net Interest Income			
	December 31, 2022		December 31, 2021	
Basis Point Interest Rate Change	12 Months	24 Months	12 Months	24 Months
Up 200	(2.32)%	2.99%	0.34%	7.00%
Up 100	(1.15)%	1.52%	(0.51)%	2.86%
Down 100	(2.39)%	(5.10)%	(3.22)%	(8.00)%

The earnings simulation model excludes the earnings dynamics related to how fee income and noninterest expense may be affected by changes in interest rates. Actual results may differ materially from those projected. The use of this methodology to quantify the market risk of the balance sheet should not be construed as an endorsement of its accuracy or the accuracy of the related assumptions.

At December 31, 2022 and 2021, the impact of these hypothetical fluctuations in interest rates on our derivative holdings was not significant, and, as such, separate disclosure is not presented. We manage the interest rate risk related to mortgage loan commitments by entering into contracts for future delivery of loans with outside parties. See Part II, Item 8, Financial Statements and Supplementary Data — Note 18 of the Notes to Consolidated Financial Statements.

Commitments and Contractual Obligations — In the ordinary course of operations, we enter into certain contractual obligations. Such obligations include customer deposits, the funding of operations through debt issuances as well as operating leases for the rent of premises and equipment. Additionally, we routinely enter into contracts for services that may require payment to be provided in the future and may contain penalty clauses for early termination of the contract. Further discussion of commitments and contractual obligations is included in Part II, Item 8, Financial Statements and Supplementary Data — Notes 10, 11, 12 and 18 of the Notes to Consolidated Financial Statements.

We also enter into derivative contracts under which we are required to either receive cash from, or pay cash to, counterparties depending on changes in interest rates. Derivative contracts are carried at fair value on the consolidated balance sheet with the fair value representing the net present value of expected future cash receipts or payments based on market interest rates as of the balance sheet date. The fair value of the contracts changes daily as market interest rates change. Further discussion of derivative contracts is included in Part II, Item 8, Financial Statements and Supplementary Data — Note 19 of the Notes to Consolidated Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS

Assets under management and assets under custody are held in fiduciary or custodial capacity for our clients. In accordance with U.S. generally accepted accounting principles, these assets are not included on our balance sheet.

We are also party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our clients. These financial instruments include commitments to extend credit and standby letters of credit. Further discussion of these commitments is included in Part II, Item 8, Financial Statements and Supplementary Data — Note 18 of the Notes to Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

For information regarding Quantitative and Qualitative Disclosures about Market Risk, see Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, Interest Rate Risk Management.

Item 8. Financial Statements and Supplementary Data.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors and Audit, Finance and Risk Committee
1st Source Corporation
South Bend, Indiana

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of 1st Source Corporation (Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)* and our report dated February 16, 2023, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the Audit, Finance and Risk Committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Loan and Lease Losses

As described in Note 5 to the consolidated financial statements, the Company's consolidated allowance for loan and lease losses (ALLL) was $139.27 million at December 31, 2022. The Company also describes in Note 1 of the consolidated financial statements the "Allowance for Loan and Lease Losses" accounting policy around this estimate. The ALLL is an estimate of current expected credit losses in the loan and lease portfolio. The determination of the allowance for loan and lease losses requires significant judgment reflecting the Company's best estimate of expected future losses for the loan's entire contractual term adjusted for expected payments when appropriate.

This assessment is made on a loan pool basis in most instances, with the expected credit losses estimates by using a combination of models that measures the probability of default, probability of attrition, loss given defaults and exposure at default. The assessments of probability of default and probability of attrition are based on internal data that relates to the historical performance of each loan pool over a complete economic cycle. Adjustments were then applied, if needed, to reflect the current impact of macroeconomic variables and to account for other expected changes that could occur in the future. These assumptions are analyzed for a reasonable and supportable forecast period, after which, the forecasted macroeconomic assumptions reverted to their historical average, using a rational and systematic basis. The loss given default is based on an analysis of historical recoveries for each loan pool, with adjustments to reflect the current impact of macroeconomic variables and to account for other expected changes that could occur in the future, if considered necessary. The exposure at default was estimated by using a transitional matrix that estimates the average percentage of the loan balance that remains at the time of default. Additional qualitative adjustments were applied in certain circumstances, to account for other factors not evaluated in the initial model. In certain instances, loans were evaluated on an individual basis due to the management's conclusion that they exhibited unique risk characteristics which prevented them from being similar to the identified loan pools.

The primary reason for our determination that the allowance for loan losses is a critical audit matter is that auditing the estimated allowance for loan losses involved significant judgment and high degree of subjectivity, due to the number of relevant assumptions and the nature of the qualitative factor adjustments. Areas that contained subjectivity in evaluating management's estimate, included evaluating management's assessment of current and expected economic conditions and other environmental factors, evaluating assumptions utilized in determining cohort loss rates, probability of default and loss given default, evaluating the adequacy of specific allowances associated with individually evaluated loans and assessing the appropriateness of loan grades.

Our audit procedures related to the estimated allowance for loan losses at December 31, 2022, included:

- Testing the design and operating effectiveness of internal controls, including those related to technology, over the ALLL, the establishment of qualitative adjustments for current and expected conditions, grading and risk classification of loans and establishment of specific reserves on individually evaluated loans and management's review controls over the ALLL balance as a whole including attending internal Company Credit Policy Committee meetings and Audit Committee discussions and analysis.
- Testing clerical and computational accuracy of the formulas within the calculation.
- Testing of completeness and accuracy of the information and reports utilized in the ALLL, including reports used in management review controls over the ALLL.
- Evaluating the precision of management review of the adequacy of the ALLL.
- Evaluating the current and expected qualitative adjustments, including assessing the basis for the adjustments and the reasonableness of the significant assumptions including growth in gross domestic product, unemployment rates, housing market trends, commodity prices, and inflation rates.
- Evaluating the forecast adjustment, including assessing that it is reasonable and supportable.
- Evaluating significant assumptions utilized in the probability of default/loss given default model including probability of default run-out frequency, length, and look-back period and loss given default months of delay, look-back period and loss horizon.
- Evaluating significant assumptions utilized in the cohort model including look-back period, months of delay, and loss horizon.
- Evaluating the relevance and reliability of data and assumptions.
- Testing of the loan review function and the accuracy of loan grades determined. Specifically, utilizing internal professionals to assist us in evaluating the appropriateness of loan grades and to assess the reasonableness of specific impairments on loans.
- Evaluating the overall reasonableness of qualitative factors and the appropriateness of their direction and magnitude and the Company's support for the direction and magnitude compared to previous years.
- Evaluating credit quality indicators such as trends in delinquencies, nonaccruals, charge-offs, and loan grades.
- Identifying fields in the various loan systems that defined the loan pools and tested the design and operating effectiveness of internal controls surrounding the input and maintenance of those fields.

/s/ FORVIS, LLP (Formerly, BKD, LLP)

We have served as the Company's auditor since 2015

Fort Wayne, Indiana

February 16, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors and Audit, Finance and Risk Committee
1st Source Corporation
South Bend, Indiana

Opinion on the Internal Control over Financial Reporting

We have audited 1st Source Corporation's (Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).*

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework: (2013) issued by COSO*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of December 31, 2022 and 2021, and for each of the three years in the period ended December 31, 2022 and our report dated February 16, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/ FORVIS, LLP (Formerly, BKD, LLP)

Fort Wayne, Indiana
February 16, 2023

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31 (Dollars in thousands)	2022	2021
ASSETS		
Cash and due from banks	$ 84,703	$ 54,420
Federal funds sold and interest bearing deposits with other banks	38,094	470,767
Investment securities available-for-sale	1,775,128	1,863,041
Other investments	25,293	27,189
Mortgages held for sale	3,914	13,284
Loans and leases, net of unearned discount:		
Commercial and agricultural	812,031	918,712
Solar	381,163	348,302
Auto and light truck	808,117	603,775
Medium and heavy duty truck	313,862	259,740
Aircraft	1,077,722	898,401
Construction equipment	938,503	754,273
Commercial real estate	943,745	929,341
Residential real estate and home equity	584,737	500,590
Consumer	151,282	133,080
Total loans and leases	6,011,162	5,346,214
Allowance for loan and lease losses	(139,268)	(127,492)
Net loans and leases	5,871,894	5,218,722
Equipment owned under operating leases, net	31,700	48,433
Net premises and equipment	44,773	47,038
Goodwill and intangible assets	83,907	83,926
Accrued income and other assets	380,010	269,469
Total assets	$ 8,339,416	$ 8,096,289
LIABILITIES		
Deposits:		
Noninterest-bearing demand	$ 1,998,151	$ 2,052,981
Interest-bearing deposits:		
Interest-bearing demand	2,591,464	2,455,580
Savings	1,198,191	1,286,367
Time	1,140,459	884,137
Total interest-bearing deposits	4,930,114	4,626,084
Total deposits	6,928,265	6,679,065
Short-term borrowings:		
Federal funds purchased and securities sold under agreements to repurchase	141,432	194,727
Other short-term borrowings	74,097	5,300
Total short-term borrowings	215,529	200,027
Long-term debt and mandatorily redeemable securities	46,555	71,251
Subordinated notes	58,764	58,764
Accrued expenses and other liabilities	166,537	117,718
Total liabilities	7,415,650	7,126,825
SHAREHOLDERS' EQUITY		
Preferred stock; no par value Authorized 10,000,000 shares; none issued or outstanding	—	—
Common stock; no par value Authorized 40,000,000 shares; issued 28,205,674 shares at December 31, 2022 and 2021	436,538	436,538
Retained earnings	694,862	603,787
Cost of common stock in treasury (3,543,388 shares at December 31, 2022 and 3,466,162 shares at December 31, 2021)	(119,642)	(114,209)
Accumulated other comprehensive loss	(147,690)	(9,861)
Total shareholders' equity	864,068	916,255
Noncontrolling interests	59,698	53,209
Total equity	923,766	969,464
Total liabilities and equity	$ 8,339,416	$ 8,096,289

The accompanying notes are a part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31 (Dollars in thousands, except per share amounts)		2022		2021		2020
Interest income:						
Loans and leases	$	263,894	$	235,031	$	242,772
Investment securities, taxable		26,294		17,767		18,080
Investment securities, tax-exempt		1,049		601		895
Other		2,579		1,373		1,284
Total interest income		293,816		254,772		263,031
Interest expense:						
Deposits		25,231		12,276		30,459
Short-term borrowings		1,497		115		517
Subordinated notes		3,550		3,267		3,367
Long-term debt and mandatorily redeemable securities		69		2,476		2,868
Total interest expense		30,347		18,134		37,211
Net interest income		263,469		236,638		225,820
Provision (recovery of provision) for credit losses		13,245		(4,303)		36,001
Net interest income after provision for credit losses		250,224		240,941		189,819
Noninterest income:						
Trust and wealth advisory		23,107		23,782		21,114
Service charges on deposit accounts		12,146		10,589		9,485
Debit card		18,052		18,125		14,983
Mortgage banking		4,122		11,822		15,674
Insurance commissions		6,703		7,247		7,025
Equipment rental		12,274		16,647		23,380
(Losses) gains on investment securities available-for-sale		(184)		(680)		279
Other		15,042		12,560		11,949
Total noninterest income		91,262		100,092		103,889
Noninterest expense:						
Salaries and employee benefits		105,110		105,808		101,556
Net occupancy		10,728		10,524		10,276
Furniture and equipment		5,448		5,977		6,541
Data processing		22,375		19,877		19,147
Depreciation — leased equipment		10,023		13,694		20,203
Professional fees		7,280		8,676		6,317
FDIC and other insurance		3,625		2,677		2,606
Business development and marketing		5,823		8,013		4,157
Other		14,287		10,902		16,564
Total noninterest expense		184,699		186,148		187,367
Income before income taxes		156,787		154,885		106,341
Income tax expense		36,255		36,328		24,880
Net income		120,532		118,557		81,461
Net (income) loss attributable to noncontrolling interests		(23)		(23)		(24)
Net income available to common shareholders	$	120,509	$	118,534	$	81,437
Basic net income per common share	$	4.84	$	4.70	$	3.17
Diluted net income per common share	$	4.84	$	4.70	$	3.17

The accompanying notes are a part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

Year Ended December 31 (Dollars in thousands)	2022	2021	2020
Net income	$ 120,532	$ 118,557	$ 81,461
Other comprehensive (loss) income:			
Unrealized (depreciation) appreciation of investment securities available-for-sale	(181,237)	(37,867)	17,666
Reclassification adjustment for realized losses (gains) included in net income	184	680	(279)
Income tax effect	43,224	8,955	(4,188)
Other comprehensive (loss) income, net of tax	(137,829)	(28,232)	13,199
Comprehensive (loss) income	(17,297)	90,325	94,660
Comprehensive (income) loss attributable to noncontrolling interests	(23)	(23)	(24)
Comprehensive (loss) income available to common shareholders	$ (17,320)	$ 90,302	$ 94,636

The accompanying notes are a part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

			1st Source Corporation Shareholders					
(Dollars in thousands, except per share amounts)	Preferred Stock	Common Stock	Retained Earnings	Cost of Common Stock in Treasury	Accumulated Other Comprehensive Income (Loss), Net	Total Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance at January 1, 2020	$ —	$ 436,538	$ 463,269	$ (76,702)	$ 5,172	$ 828,277	$ 20,359	$ 848,636
Cumulative-effect adjustment	—	—	(2,552)	—	—	(2,552)	—	(2,552)
Balance at January 1, 2020, adjusted	—	436,538	460,717	(76,702)	5,172	825,725	20,359	846,084
Net income	—	—	81,437	—	—	81,437	24	81,461
Other comprehensive income	—	—	—	—	13,199	13,199	—	13,199
Issuance of 46,089 common shares under stock based compensation awards	—	—	962	877	—	1,839	—	1,839
Cost of 166,446 shares of common stock acquired for treasury	—	—	—	(6,415)	—	(6,415)	—	(6,415)
Common stock dividend ($1.13 per share)	—	—	(28,940)	—	—	(28,940)	—	(28,940)
Contributions from noncontrolling interests	—	—	—	—	—	—	24,098	24,098
Distributions to noncontrolling interests	—	—	—	—	—	—	(656)	(656)
Balance at December 31, 2020	$ —	$ 436,538	$ 514,176	$ (82,240)	$ 18,371	$ 886,845	$ 43,825	$ 930,670
Net income	—	—	118,534	—	—	118,534	23	118,557
Other comprehensive loss	—	—	—	—	(28,232)	(28,232)	—	(28,232)
Issuance of 63,527 common shares under stock based compensation awards	—	—	1,547	1,167	—	2,714	—	2,714
Cost of 713,132 shares of common stock acquired for treasury	—	—	—	(33,136)	—	(33,136)	—	(33,136)
Common stock dividend ($1.21 per share)	—	—	(30,470)	—	—	(30,470)	—	(30,470)
Contributions from noncontrolling interests	—	—	—	—	—	—	10,358	10,358
Distributions to noncontrolling interests	—	—	—	—	—	—	(997)	(997)
Balance at December 31, 2021	$ —	$ 436,538	$ 603,787	$ (114,209)	$ (9,861)	$ 916,255	$ 53,209	$ 969,464
Net income	—	—	120,509	—	—	120,509	23	120,532
Other comprehensive loss	—	—	—	—	(137,829)	(137,829)	—	(137,829)
Issuance of 72,593 common shares under stock based compensation awards	—	—	1,762	1,403	—	3,165	—	3,165
Cost of 149,819 shares of common stock acquired for treasury	—	—	—	(6,836)	—	(6,836)	—	(6,836)
Common stock dividend ($1.26 per share)	—	—	(31,196)	—	—	(31,196)	—	(31,196)
Contributions from noncontrolling interests	—	—	—	—	—	—	7,700	7,700
Distributions to noncontrolling interests	—	—	—	—	—	—	(1,234)	(1,234)
Balance at December 31, 2022	$ —	$ 436,538	$ 694,862	$ (119,642)	$ (147,690)	$ 864,068	$ 59,698	$ 923,766

The accompanying notes are a part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 (Dollars in thousands)	2022	2021	2020
Operating activities:			
Net income	$ 120,532	$ 118,557	$ 81,461
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision (recovery of provision) for credit losses	13,245	(4,303)	36,001
Depreciation of premises and equipment	4,596	5,093	5,673
Depreciation of equipment owned and leased to others	10,023	13,694	20,203
Stock-based compensation	3,587	4,214	3,293
Amortization of investment securities premiums and accretion of discounts, net	3,951	6,684	6,057
Amortization of mortgage servicing rights	1,287	2,117	2,361
Mortgage servicing rights (recoveries) impairments	—	(812)	812
Amortization of right of use assets	3,181	3,095	2,842
Deferred income taxes	(9,461)	15,396	(24,160)
Losses (gains) on investment securities available-for-sale	184	680	(279)
Originations of loans held for sale, net of principal collected	(86,185)	(261,558)	(330,991)
Proceeds from the sales of loans held for sale	97,166	268,226	351,039
Net gains on sale of loans held for sale	(1,611)	(7,067)	(12,656)
Net gains on sale of other real estate and repossessions	(410)	(672)	(138)
Change in interest receivable	(6,987)	2,482	(1,117)
Change in interest payable	4,115	(2,111)	(9,923)
Change in other assets	413	17,757	12,782
Change in other liabilities	21,910	(14,990)	10,293
Other	(4,006)	279	940
Net change in operating activities	**175,530**	166,761	154,493
Investing activities:			
Proceeds from sales of investment securities available-for-sale	23,795	99,208	8,403
Proceeds from maturities and paydowns of investment securities available-for-sale	206,426	336,364	443,617
Purchases of investment securities available-for-sale	(327,496)	(1,145,697)	(597,296)
Net change in partnership investments	(18,292)	(24,897)	(54,981)
Net change in other investments	1,896	240	985
Loans sold or participated to others	57,473	54,623	17,462
Proceeds from principal payments on direct finance leases	58,654	40,751	54,771
Net change in loans and leases	(784,355)	36,414	(489,477)
Net change in equipment owned under operating leases	6,710	2,913	26,414
Purchases of premises and equipment	(2,380)	(2,886)	(2,850)
Proceeds from disposal of premises and equipment	49	129	23
Purchases of bank owned life insurance policies	(10,000)	—	—
Proceeds from sales of other real estate and repossessions	2,648	4,279	10,271
Net change in investing activities	**(784,872)**	(598,559)	(582,658)

Financing activities:					
Net change in demand deposits and savings accounts		**(7,122)**	1,016,257		1,069,843
Net change in time deposits		**256,322**	(283,220)		(481,141)
Net change in short-term borrowings		**15,502**	49,386		4,748
Proceeds from issuance of long-term debt		**—**	—		10,000
Payments on long-term debt		**(25,530)**	(13,460)		(2,905)
Stock issued under stock purchase plans		**252**	90		39
Acquisition of treasury stock		**(6,836)**	(33,136)		(6,415)
Net contributions from (distributions to) noncontrolling interests		**6,466**	9,361		23,442
Cash dividends paid on common stock		**(32,102)**	(31,340)		(29,764)
Net change in financing activities		**206,952**	713,938		587,847
Net change in cash and cash equivalents		**(402,390)**	282,140		159,682
Cash and cash equivalents, beginning of year		**525,187**	243,047		83,365
Cash and cash equivalents, end of year	$	**122,797**	$ 525,187	$	243,047
Supplemental Information:					
Non-cash transactions:					
Loans transferred to other real estate and repossessions	$	**1,811**	$ 2,440	$	4,317
Common stock matching contribution to Employee Stock Ownership and Profit Sharing Plan		**683**	715		622
Right of use assets obtained in exchange for lease obligation		**2,027**	1,344		2,612
Cash paid for:					
Interest	$	**26,233**	$ 20,245	$	47,134
Income taxes		**23,258**	15,360		13,461

The accompanying notes are a part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Accounting Policies

1st Source Corporation is a bank holding company headquartered in South Bend, Indiana that provides, through its subsidiaries (collectively referred to as "1st Source" or "the Company"), a broad array of financial products and services. 1st Source Bank ("Bank"), its banking subsidiary, offers commercial and consumer banking services, trust and wealth advisory services, and insurance to individual and business clients. The following is a summary of significant accounting policies followed in the preparation of the consolidated financial statements.

Basis of Presentation — The financial statements consolidate 1st Source, its subsidiaries (principally the Bank) and any variable interest entities ("VIEs") for which the Company has concluded it has significant involvement in and the ability to direct the activities that impact the entity's economic performance. All significant intercompany balances and transactions have been eliminated. For purposes of the parent company only financial information presented in Note 22, investments in subsidiaries are carried at equity in the underlying net assets.

Use of Estimates in the Preparation of Financial Statements — Financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP) require the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Business Combinations — Business combinations are accounted for under the purchase method of accounting. Under the purchase method, assets and liabilities of the business acquired are recorded at their estimated fair values as of the date of acquisition with any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired recorded as goodwill. Results of operations of the acquired business are included in the income statement from the date of acquisition.

Cash Flows — For purposes of the consolidated and parent company only statements of cash flows, the Company considers cash and due from banks, federal funds sold and interest bearing deposits with other banks with original maturities of three months or less as cash and cash equivalents.

Securities — Securities that the Company has the ability and positive intent to hold to maturity are classified as investment securities held-to-maturity. Held-to-maturity investment securities, when present, are carried at amortized cost. As of December 31, 2022 and 2021, the Company held no securities classified as held-to-maturity. Securities that may be sold in response to, or in anticipation of, changes in interest rates and resulting prepayment risk, or for other factors, are classified as available-for-sale and are carried at fair value. Unrealized gains and losses on debt securities are reported, net of applicable taxes, as a separate component of accumulated other comprehensive income (loss) in shareholders' equity. Unrealized gains and losses on equity securities are reflected, net of applicable taxes, in earnings.

For available-for-sale securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of these criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value in Other Income on the Consolidated Statements of Income. For debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, nature of the security, the underlying collateral, and the financial condition of the issuer, among other factors. If this assessment indicates a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for available-for-sale securities losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for available-for-sale securities losses is recognized in other comprehensive income.

Changes in the allowance for available-for-sale securities are recorded as a component of credit loss expense. Losses are charged against the allowance for available-for-sale securities losses when management believes the uncollectibility of an available-for-sale security is confirmed or when either criteria regarding intent or requirement to sell is met.

Debt and equity securities that are purchased and held principally for the purpose of selling them in the near term are classified as trading account securities and are carried at fair value with unrealized gains and losses reported in earnings. Realized gains and losses on the sales of all securities are reported in earnings and computed using the specific identification cost basis.

Other investments consist of shares of Federal Home Loan Bank of Indianapolis (FHLBI) and Federal Reserve Bank stock. As restricted member stocks, these investments are carried at cost. Both cash and stock dividends received on the stocks are reported as income. Quarterly, the Company reviews its investment in FHLBI for impairment. Factors considered in determining impairment are: history of dividend payments; determination of cause for any net loss; adequacy of capital; and review of the most recent financial statements. As of December 31, 2022 and 2021, it was determined that the Company's investment in FHLBI stock is appropriately valued at cost, which equates to par value. In addition, other investments include interest bearing deposits with other banks with original maturities of greater than three months. These investments are in denominations, including accrued interest, that are fully insured by the FDIC.

Loans and Leases — Loans are stated at the principal amount outstanding, net of unamortized deferred loan origination fees and costs and net of unearned income. Interest income is accrued as earned based on unpaid principal balances. Origination fees and direct loan and lease origination costs are deferred, and the net amount amortized to interest income over the estimated life of the related loan or lease. Loan commitment fees are deferred and amortized into other income over the commitment period.

Direct financing leases are carried at the aggregate of lease payments plus estimated residual value of the leased property, net of unamortized deferred lease origination fees and costs and unearned income. Only those costs incurred as a direct result of closing a lease transaction are capitalized and all initial direct costs are expensed immediately. Interest income on direct financing leases is recognized over the term of the lease to achieve a constant periodic rate of return on the outstanding investment.

Accrued interest is included in Accrued Income and Other Assets on the Consolidated Statements of Financial Condition. The accrual of interest on loans and leases is discontinued when a loan or lease becomes contractually delinquent for 90 days, or when an individual analysis of a borrower's credit worthiness indicates a credit should be placed on nonperforming status, except for residential mortgage loans and consumer loans that are well secured and in the process of collection. Residential mortgage loans are placed on nonaccrual at the time the loan is placed in foreclosure. When interest accruals are discontinued, interest credited to income in the current year is reversed and interest accrued in the prior year is charged to the allowance for loan and lease losses. However, in some cases, the Company may elect to continue the accrual of interest when the net realizable value of collateral is sufficient to cover the principal and accrued interest. When a loan or lease is classified as nonaccrual and the future collectability of the recorded loan or lease balance is doubtful, collections on interest and principal are applied as a reduction to principal outstanding. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured, which is typically evidenced by a sustained repayment performance of at least six months.

Loans and leases that have been modified and economic concessions have been granted to borrowers who have experienced financial difficulties are considered a troubled debt restructuring (TDR). These concessions typically result from the Company's loss mitigation activities and may include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions. Certain TDRs are classified as nonperforming at the time of restructuring and typically are returned to performing status after considering the borrower's sustained repayment performance for a reasonable period of at least six months.

When the Company modifies loans and leases in a TDR, it evaluates any possible impairment based on the present value of expected future cash flows, discounted at the contractual interest rate of the original loan or lease agreement, or uses the current fair value of the collateral, less selling costs for collateral dependent loans. If the Company determines that the value of the modified loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), impairment is recognized through an allowance for loan and lease losses estimate or a charge-off to the allowance for loan and lease losses. In periods subsequent to modification, the Company evaluates all TDRs, including those that have payment defaults, for possible impairment and recognizes impairment through the allowance for loan and lease losses.

The Company sells mortgage loans to the Government National Mortgage Association (GNMA) in the normal course of business and retains the servicing rights. The GNMA programs under which the loans are sold allow the Company to repurchase individual delinquent loans that meet certain criteria from the securitized loan pool. At its option, and without GNMA's prior authorization, the Company may repurchase a delinquent loan for an amount equal to 100% of the remaining principal balance on the loan. Once the Company has the unconditional ability to repurchase a delinquent loan, the Company is deemed to have regained effective control over the loan and the Company is required to recognize the loan on its balance sheet and record an offsetting liability, regardless of its intent to repurchase the loan. At December 31, 2022 and 2021, residential real estate portfolio loans included $1.00 million and $1.33 million, respectively, of loans available for repurchase under the GNMA optional repurchase programs with the offsetting liability recorded within Other Short-term Borrowings on the Consolidated Statements of Financial Position.

Mortgage Banking Activities — Loans held for sale are composed of performing one-to-four family residential mortgage loans originated for resale. Mortgage loans originated with the intent to sell are carried at fair value.

The Company recognizes the rights to service mortgage loans for others as separate assets, whether the servicing rights are acquired through a separate purchase or through the sale of originated loans with servicing rights retained. The Company allocates a portion of the total proceeds of a mortgage loan to servicing rights based on the relative fair value. These assets are amortized as reductions of mortgage servicing fee income over the estimated servicing period in proportion to the estimated servicing income to be received. The balance of MSRs is located in Accrued Income and Other Assets on the Consolidated Statements of Financial Condition and the gains and losses on the sale of MSRs are recognized in Noninterest Income on the Consolidated Statements of Income in the period in which such rights are sold.

MSRs are evaluated for impairment at each reporting date. For purposes of impairment measurement, MSRs are stratified based on the predominant risk characteristics of the underlying servicing, principally by loan type. If temporary impairment exists within a tranche, a valuation allowance is established through a charge to income equal to the amount by which the carrying value exceeds the fair value. If it is later determined all or a portion of the temporary impairment no longer exists for a particular tranche, the valuation allowance is reduced through a recovery of income.

MSRs are also reviewed for permanent impairment. Permanent impairment exists when recoverability of a recorded valuation allowance is determined to be remote considering historical and projected interest rates, prepayments, and loan pay-off activity. When this situation occurs, the unrecoverable portion of the valuation allowance is applied as a direct write-down to the carrying value of the MSRs. Unlike a valuation allowance, a direct write-down permanently reduces the carrying value of the MSRs and the valuation allowance, precluding subsequent recoveries.

As part of mortgage banking operations, the Company enters into commitments to originate loans whereby the interest rate on these loans is determined prior to funding ("rate lock commitments"). Similar to loans held for sale, the fair value of rate lock commitments is subject to change primarily due to changes in interest rates. Under the Company's risk management policy, these fair values are hedged primarily by selling forward contracts on agency securities at the time the interest rate locks are issued to the customers. The rate lock commitments on mortgage loans intended to be sold and the related hedging instruments are recorded at fair value with changes in fair value recorded in current earnings.

Allowance for Credit Losses:

Loans and leases — Accrued interest on loans and leases is excluded from the calculation of the allowance for credit losses due to the Company's charge-off policy to reverse accrued interest on nonperforming loans against interest income in a timely manner. Expected credit losses on net investments in leases, including any unguaranteed residual asset, are included in the allowance for loan and lease losses.

Allowance for Loan and Lease Losses — Effective January 1, 2020, the allowance for credit losses is established for current expected credit losses on the Company's loan and lease portfolio. Prior to January 1, 2020, the allowance was established based on an incurred loss model. It is the Company's policy to maintain the allowance at a level believed to be adequate to absorb estimated credit losses within its portfolio of loans and leases. The determination of the allowance requires significant judgment to estimate credit losses measured on a collective pool basis when similar risk characteristics exist, and for loans evaluated individually. In determining the allowance, the Company estimates expected future losses for the loan's entire contractual term adjusted for expected payments when appropriate. The allowance estimate considers relevant available information, from internal and external sources relating to the historical loss experience, current conditions, and reasonable and supportable forecasts for the Company's outstanding loan and lease balances. The allowance is an estimation that reflects management's evaluation of expected losses related to the Company's financial assets measured at amortized cost. To ensure that the allowance is maintained at an adequate level, a detailed analysis is performed on a quarterly basis and an appropriate provision is made to adjust the allowance.

The Company categorizes its loan portfolios into nine segments based on similar risk characteristics. Loans within each segment are collectively evaluated using either: 1) a cohort cumulative loss rate methodology ("cohort") or, 2) the probability of default ("PD")/loss given default ("LGD") methodology (PD/LGD).

The cohort methodology is applied to ungraded portfolios, portfolios where receipt of financial statements is generally less timely, and portfolios where there are numerous small dollar accounts that are credit scored. Loans are broken out by internal risk rating (loan grade) bands: 1-6 and 7-12 (special attention). For ungraded portfolios, there is only one pool. The cohort methodology has a steady state assumption; qualitative adjustments capture any differences that may exist between the current and historical conditions.

The PD/LGD methodology is applied to graded portfolios due to the quantitative nature of the Company's risk rating system and is consistent with the Company's definition of risk, downgrading a credit where and when appropriate and recognizing losses in a timely manner. Loans are broken out by risk rating (loan grade) bands: 1-3, 4-6, 7-8, and 9-12. The amortized cost loan balances (rather than counts) are used for determining the transition and default probabilities. The Company uses risk rating bands as the active state to track the movement of loans through the transition matrix. The transition frequency is quarterly. Default is defined as the point at which a loan is placed on non-accrual status. In addition, a charge-off is assumed to be a default (i.e. a loan goes from accruing to charge-off, without ever being on non-accrual status). The PD is the cumulative probability of default estimated by use of a transition matrix (based on a Markov transition matrix methodology) which captures the migration of a loan from one risk rating band to another. The LGD is the ratio of loss relative to the exposure (amortized cost) at default.

The current expected credit loss methodology has a factor for reasonable and supportable forecasts. Generally, reasonable and supportable forecasts are for two years or less and have a reversion period of a similar duration, reverting expected credit losses to a level that is consistent with our historical loss experience. Forecast adjustments are added via basis points for the cohort methodology. For the PD/LGD methodology, adjustments to the probability of default factor are applied through forecast adjustments to the PD factor used as the baseline transition matrix runout, thus impacting the historical loss ratio. The Company developed its reasonable and supportable forecasts using relevant data including, but not limited to, growth in gross domestic product, unemployment rates, housing market trends, commodity prices, inflation, and other factors associated with credit losses on the financial statements.

For both the cohort and the PD/LGD methodologies, the Company uses qualitative adjustments to capture differences that may exist between the current and historical conditions. Qualitative factors include but are not limited to current market risk assessment by industry, recent loss experience in particular segments of the portfolios, movement in equipment values collateralizing specialized industry portfolios, concentrations of credit risk, delinquencies, trends in volume, experience and depth of relationship managers and division management, and the effects of changes in lending policies and practices, including changes in quality of the loan and lease origination, servicing and risk management process.

Loans which exhibit different risk characteristics than the pool are evaluated individually for impairment. Loans evaluated individually are not included in the collective evaluation. These loans can be identified from a variety of sources including delinquency, non-accrual status and troubled debt restructurings (TDRs). The scope may include accruing loans that exhibit risk characteristics which differ from their pool or non-performing loans with risk characteristics not similar to other special attention loans in their pool. Individual reserves are determined based on an analysis of the loan's expected future cash flows, the loan's observable market value, or the fair value of the collateral less costs to sell. When foreclosure is probable, impairment is determined based on the collateral's fair value less costs to sell. As a practical expedient, fair value less costs to sell may be used when developing the estimate of credit losses. Similarly, for a going concern analysis, a discounted cash method may be used.

Liability for Credit Losses on Unfunded Loan Commitments — The liability for credit losses on commitments to originate loans and standby letters of credit is included in Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition. Expected credit losses are estimated over the contractual period in which the Company is exposed to credit risk via a contractual obligation unless the obligation is unconditionally cancellable by the Company. The liability for credit losses on unfunded loan commitments is adjusted as a provision for credit losses in Other Noninterest Expense on the Consolidated Statements of Income. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated useful life. Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments.

Equipment Owned Under Operating Leases — As a lessor, the Company finances various types of construction equipment, medium and heavy duty trucks, automobiles and other equipment under leases classified as operating leases. The equipment underlying the operating leases is reported at cost, net of accumulated depreciation, on the Consolidated Statements of Financial Condition. These operating lease arrangements require the lessee to make a fixed monthly rental payment over a specified lease term generally ranging from three years to seven years. Revenue consists of the contractual lease payments and is recognized on a straight-line basis over the lease term and reported in Noninterest Income on the Consolidated Statements of Income. Leased assets are depreciated on a straight-line method over the lease term to the estimate of the equipment's fair market value at lease termination, also referred to as "residual" value. The depreciation of these operating lease assets is reported in Noninterest Expense on the Consolidated Statements of Income. For automobile leases, fair value is based upon published industry market guides. For other equipment leases, fair value may be based upon observable market prices, third-party valuations, or prices received on sales of similar assets at the end of the lease term. These residual values are reviewed annually to ensure the recorded amount does not exceed the fair market value at the lease termination. At the end of the lease, the operating lease asset is either purchased by the lessee or returned to the Company. The Company is responsible for the payment of personal property taxes which is reported in Other Expense on the Consolidated Statements of Income. The lessee is responsible for reimbursing the Company for personal property taxes which is reported in Other Income on the Consolidated Statements of Income. The Company excludes sales taxes and other similar taxes from being reported as lease revenue with an associated expense.

Lease Commitments — The Company leases certain banking center locations, office space, land and billboards. In determining whether a contract contains a lease, the Company examines the contract to ensure an asset was specifically identified and that the Company has control of use over the asset. To determine whether a lease is classified as operating or finance, the Company performs an economic life test on all building leases with greater than a twenty years term. Further, the Company performs a fair value test to identify any leases that have a present value of future lease payments over the lease term that is greater than 90% of the fair value of the building. The Company only capitalizes leases with an initial lease liability of $2,000 or greater.

At lease inception, the Company determines the lease term by adding together the minimum lease term and all optional renewal periods that it is reasonably certain to renew. The Company determines this on each lease by considering all relevant contract-based, asset-based, market-based, and entity-based economic factors. Generally, the exercise of lease renewal options is at the Company's sole discretion. The lease term is used to determine whether a lease is operating or finance and is used to calculate straight-line rent expense. Additionally, the depreciable life of leasehold improvements is limited by the expected lease term.

Operating lease rentals are expensed on a straight-line basis over the life of the lease beginning on the date the Company takes possession of the property. Rent expense and variable lease costs are included in Net Occupancy Expense on the Consolidated Statements of Income. Included in variable lease costs are leases with rent escalations based on recent financial indices, such as the Consumer Price Index, where the Company initially measures lease payments using the index on the commencement date and records future changes in rent payments resulting from changes in the index to variable costs in the period the changes occur. Certain leases require the Company to pay common area maintenance, real estate taxes, insurance and other operating expenses associated with the leases premises. These expenses are classified in Net Occupancy Expense on the Consolidated Statements of Income, consistent with similar costs for owned locations. There are no residual value guarantees, restrictions or covenants imposed by leases.

The Company accounts for lease and nonlease components together as a single lease component by class of underlying asset. Operating lease obligations with an initial term longer than 12 months are recorded with a right of use asset and a lease liability on the Consolidated Statements of Financial Condition.

The discount rate used in determining the lease liability and related right of use asset is based upon what would be obtained by the Company for similar loans as an incremental rate as of the date of origination or renewal.

Other Real Estate — Other real estate acquired through partial or total satisfaction of nonperforming loans is included in Other Assets on the Consolidated Statements of Financial Condition and recorded at fair value less anticipated selling costs based upon the property's appraised value at the date of transfer, with any difference between the fair value of the property less cost to sell, and the carrying value of the loan charged to the allowance for loan and lease losses or other income, if a positive adjustment. Subsequent fair value write-downs or write-ups, to the extent of previous write-downs, property maintenance costs, and gains or losses recognized upon the sale of other real estate are recognized in Noninterest Expense on the Consolidated Statements of Income. Gains or losses resulting from the sale of other real estate are recognized on the date of sale. As of December 31, 2022 and 2021, other real estate had carrying values of $0.10 million and $0.00 million, respectively, and is included in Other Assets on the Consolidated Statements of Financial Condition.

Repossessed Assets — Repossessed assets may include fixtures and equipment, inventory and receivables, aircraft, construction equipment, and vehicles acquired from business banking and specialty finance activities. Repossessed assets are included in Other Assets on the Consolidated Statements of Financial Condition at fair value of the equipment or vehicle less estimated selling costs. At the time of repossession, the recorded amount of the loan or lease is written down to the fair value of the equipment or vehicle by a charge to the allowance for loan and lease losses or other income, if a positive adjustment. Subsequent fair value write-downs or write-ups, to the extent of previous write-downs, equipment maintenance costs, and gains or losses recognized upon the sale of repossessions are recognized in Noninterest Expense on the Consolidated Statements of Income. Gains or losses resulting from the sale of repossessed assets are recognized on the date of sale. Repossessed assets totaled $0.33 million and $0.86 million, as of December 31, 2022 and 2021, respectively, and are included in Other Assets on the Consolidated Statements of Financial Condition.

Premises and Equipment — Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provision for depreciation is computed by the straight-line method, primarily with useful lives ranging from three years to 31.5 years. Maintenance and repairs are charged to expense as incurred, while improvements, which extend the useful life, are capitalized and depreciated over the estimated remaining life.

Goodwill and Intangibles — Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. Goodwill is reviewed for impairment at least annually or on an interim basis if an event occurs or circumstances change that would more likely than not reduce the carrying amount. Goodwill is allocated into two reporting units. Fair value for each reporting unit is estimated using stock price multiples or earnings before interest, tax, depreciation and amortization (EBITDA) multiples. Intangible assets that have finite lives are amortized over their estimated useful lives and are subject to impairment testing. All of the Company's other intangible assets have finite lives and are amortized on a straight-line basis over varying periods not exceeding twenty-five years.

The Company has historically evaluated goodwill for impairment during the fourth quarter of each year, with financial data as of September 30. During the first quarter of 2021, management determined that the deterioration in general economic conditions as a result of the COVID-19 pandemic and responses thereto represented a triggering event prompting an evaluation of goodwill impairment. The Company performed impairment analyses in each quarter of 2021. In 2022, management determined conditions no longer represented a triggering event requiring quarterly analyses and returned to its historical practice of evaluating goodwill during the fourth quarter of the year. Based on the analyses performed each quarter of 2021 and the fourth quarter of 2022, the Company determined that goodwill was not impaired.

Partnership Investments — The Company accounts for its investments in partnerships for which it owns less than fifty percent and has the ability to exercise significant influence over the partnership on the equity method. The Company accounts for its investments in partnerships for which it does not have the ability to exercise significant influence at fair value less impairment, if any, or cost less any impairment if the fair value is not readily determinable. The Company has elected to use the practical expedient to estimate fair value of an investment in an investment company using the net asset value of its partnership interest. The Company uses the hypothetical liquidation book value (HLBV) method for equity investments when the liquidation rights and priorities as defined by an equity investment agreement differ from what is reflected by the underlying percentage ownership interests. The HLBV method is commonly applied to equity investments in the renewable energy industry, where the economic benefits corresponding to an equity investment may vary at different points in time and/or are not directly linked to an investor's ownership percentage. A calculation is prepared at each balance sheet date to determine the amount that the Company would receive if an equity investment entity were to liquidate all of its assets (as valued in accordance with GAAP) and distribute that cash to the investors based on the contractually defined liquidation priorities. The difference between the calculated liquidation distribution amounts at the beginning and the end of the reporting period, after adjusting for capital contributions and distributions, is 1st Source's share of the earnings or losses from the equity investment for the period. Investments in partnerships are included in Other Assets on the Consolidated Statements of Financial Condition. The balances as of December 31, 2022 and 2021 were $137.15 million and $95.05 million, respectively.

Short-Term Borrowings — Short-term borrowings consist of Federal funds purchased, securities sold under agreements to repurchase, commercial paper, Federal Home Loan Bank notes, and borrowings from non-affiliated banks. Federal funds purchased, securities sold under agreements to repurchase, and other short-term borrowings mature within one day to 365 days of the transaction date. Commercial paper matures within seven days to 270 days. Other short-term borrowings on the Consolidated Statements of Financial Condition include the Company's liability related to mortgage loans available for repurchase under GNMA optional repurchase programs.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at the amounts at which the securities were acquired or sold plus accrued interest. The fair value of collateral either received from or provided to a third-party is continually monitored and additional collateral obtained or requested to be returned to the Company as deemed appropriate.

Revenue Recognition — The Company recognizes revenues as they are earned based on contractual terms, as transactions occur, or as services are provided and collectability is reasonably assured. The Company's principal source of revenue is interest income from loans and leases and investment securities. The Company also earns noninterest income from various banking and financial services offered primarily through 1st Source Bank and its subsidiaries.

Interest Income — The largest source of revenue for the Company is interest income which is primarily recognized on an accrual basis according to nondiscretionary formulas in written contracts, such as loan and lease agreements or investment securities contracts.

Noninterest Income — The Company earns noninterest income through a variety of financial and transaction services provided to corporate and consumer clients such as trust and wealth advisory, deposit account, debit card, mortgage banking, insurance, and equipment rental services. Revenue is recorded for noninterest income based on the contractual terms for the service or transaction performed. In certain circumstances, noninterest income is reported net of associated expenses.

Trust and Wealth Advisory Fees — Trust and wealth advisory fees are recognized on the accrual basis.

Income Taxes — 1st Source and its subsidiaries file a consolidated Federal income tax return. The provision for income taxes is based upon income in the consolidated financial statements, rather than amounts reported on the income tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date. A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent upon the generation of a sufficient level of future taxable income and recoverable taxes paid in prior years. Although realization is not assured, the Company believes it is more likely than not that all of the deferred tax assets will be realized.

The Company uses the deferral method of accounting on investments that generate investment tax credits. Under this method, the investment tax credits are recognized as a reduction to the related asset. The expense on certain qualified affordable housing investments is included in Income Tax Expense on the Consolidated Statements of Income.

Positions taken in the tax returns may be subject to challenge by the taxing authorities upon examination. Uncertain tax positions are initially recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions are both initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the tax authority, assuming full knowledge of the position and all relevant facts. The Company provides for interest and, in some cases, penalties on tax positions that may be challenged by the taxing authorities. Interest expense is recognized beginning in the first period that such interest would begin accruing. Penalties are recognized in the period that the Company claims the position in the tax return. Interest and penalties on income tax uncertainties are classified within Income Tax Expense on the Consolidated Statements of Income.

Net Income Per Common Share — Earnings per share is computed using the two-class method. Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted-average number of shares of common stock outstanding, excluding participating securities. Diluted earnings per common share is computed by using the weighted-average number of shares determined for the basic earnings per share calculation plus the dilutive effect of stock compensation using the treasure stock method.

Stock-Based Employee Compensation — The Company recognizes stock-based compensation as compensation cost on the Consolidated Statements of Income based on their fair values on the measurement date, which, for its purposes, is the date of grant. The Company recognizes forfeitures as they occur.

Segment Information — 1st Source has one principal business segment, commercial banking. While our chief decision makers monitor the revenue streams of various products and services, the identifiable segments' operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company's financial service operations are considered to be aggregated in one reportable operating segment.

Derivative Financial Instruments — The Company occasionally enters into derivative financial instruments as part of its interest rate risk management strategies. These derivative financial instruments consist primarily of interest rate swaps. All derivative instruments are recorded on the Consolidated Statements of Financial Condition, as either an asset or liability, at their fair value. The accounting for the gain or loss resulting from the change in fair value depends on the intended use of the derivative. For a derivative used to hedge changes in fair value of a recognized asset or liability, or an unrecognized firm commitment, the gain or loss on the derivative will be recognized in earnings together with the offsetting loss or gain on the hedged item. This results in an earnings impact only to the extent that the hedge is ineffective in achieving offsetting changes in fair value. If it is determined that the derivative instrument is not highly effective as a hedge, hedge accounting is discontinued and the adjustment to fair value of the derivative instrument is recorded in earnings. For a derivative used to hedge changes in cash flows associated with forecasted transactions, the gain or loss on the effective portion of the derivative will be deferred, and reported as accumulated other comprehensive income, a component of shareholders' equity, until such time the hedged transaction affects earnings. For derivative instruments not accounted for as hedges, changes in fair value are recognized in noninterest income/expense on the Consolidated Statements of Income. Deferred gains and losses from derivatives that are terminated and were in a cash flow hedge are amortized over the shorter of the original remaining term of the derivative or the remaining life of the underlying asset or liability.

Fair Value Measurements — The Company records certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities available for sale, mortgage loans held for sale, and derivative instruments are carried at fair value on a recurring basis. Fair value measurements are also utilized to determine the initial value of certain assets and liabilities, to perform impairment assessments, and for disclosure purposes. The Company uses quoted market prices and observable inputs to the maximum extent possible when measuring fair value. In the absence of quoted market prices, various valuation techniques are utilized to measure fair value. When possible, observable market data for identical or similar financial instruments are used in the valuation. When market data is not available, fair value is determined using valuation models that incorporate management's estimates of the assumptions a market participant would use in pricing the asset or liability.

Fair value measurements are classified within one of three levels based on the observability of the inputs used to determine fair value, as follows:

Level 1 — The valuation is based on quoted prices in active markets for identical instruments.

Level 2 — The valuation is based on observable inputs such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 — The valuation is based on unobservable inputs that are supported by minimal or no market activity and that are significant to the fair value of the instrument. Level 3 valuations are typically performed using pricing models, discounted cash flow methodologies, or similar techniques that incorporate management's own estimates of assumptions that market participants would use in pricing the instrument, or valuations that require significant management judgment or estimation.

Reclassifications — Certain amounts in the prior periods consolidated financial statements have been reclassified to conform with the current year presentation. These reclassifications had no effect on total assets, shareholders' equity or net income as previously reported.

Note 2 — Recent Accounting Pronouncements

Fair Value Measurements: In June 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2022-03 *"Fair Value Measurements (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions."* These amendments clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. This guidance is effective for public business entities for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2023. Early adoption is permitted. The Company has assessed ASU 2022-03 and does not expect it to have a material impact on its accounting and disclosures.

Financial Instruments–Credit Losses: In March 2022, the FASB issued ASU No. 2022-02 *"Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures."* These amendments eliminate the TDR recognition and measurement guidance and, instead, require that an entity evaluate (consistent with the accounting for other loan modifications) whether the modification represents a new loan or a continuation of an existing loan. The amendments also enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. Additionally, these amendments require that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investment in leases within the scope of Subtopic 326-20. The guidance is effective for entities that have adopted ASU 2016-13 for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. These amendments should be applied prospectively. If an entity elects to early adopt ASU 2022-02 in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes the interim period. An entity may elect to early adopt the amendments about TDRs and related disclosure enhancements separately from the amendments related to vintage disclosures. The Company adopted ASU 2022-02 on January 1, 2023 and it did not have a material impact on its accounting and disclosures.

Reference Rate Reform: In March 2020, the FASB issued ASU No. 2020-04 *"Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting."* These amendments provide temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. In January 2021, the FASB issued ASU 2021-01 which clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. In December of 2022, the FASB issued ASU No. 2022-06 which extended the period of time prepares can utilize the reference rate reform relief guidance in Topic 848. The guidance ensures the relief in Topic 848 covers the period of time during which a significant number of modifications may take place and the ASU defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. The Company continues to implement its transition plan towards cessation of LIBOR and the modification of its loans and other financial instruments with attributes that are either directly or indirectly influenced by LIBOR. The Company expects to utilize the LIBOR transition relief allowed under ASU 2020-04, ASU 2021-01 and ASU 2022-06, as applicable, and does not expect such adoption to have a material impact on its accounting and disclosures. The Company will continue to assess the impact as the reference rate transition progresses.

Note 3 — Investment Securities Available-For-Sale

The following table shows investment securities available-for-sale.

(Dollars in thousands)		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
December 31, 2022								
U.S. Treasury and Federal agencies securities	$	1,090,743	$	—	$	(92,145)	$	998,598
U.S. States and political subdivisions securities		130,670		591		(8,499)		122,762
Mortgage-backed securities - Federal agencies		730,672		60		(93,674)		637,058
Corporate debt securities		16,486		—		(355)		16,131
Foreign government securities		600		—		(21)		579
Total investment securities available-for-sale	$	1,969,171	$	651	$	(194,694)	$	1,775,128
December 31, 2021								
U.S. Treasury and Federal agencies securities	$	1,093,780	$	3,244	$	(13,018)	$	1,084,006
U.S. States and political subdivisions securities		95,700		1,130		(1,129)		95,701
Mortgage-backed securities - Federal agencies		663,441		4,745		(8,459)		659,727
Corporate debt securities		22,510		499		—		23,009
Foreign government securities		600		—		(2)		598
Total investment securities available-for-sale	$	1,876,031	$	9,618	$	(22,608)	$	1,863,041

Amortized cost excludes accrued interest receivable which is included in Accrued Income and Other Assets on the Consolidated Statements of Financial Condition. At December 31, 2022 and 2021, accrued interest receivable on investment securities available for sale was $5.98 million and $4.80 million, respectively.

At December 31, 2022, the residential mortgage-backed securities held by the Company consisted primarily of GNMA, FNMA and FHLMC pass-through certificates which are guaranteed by those respective agencies of the United States government (Government Sponsored Enterprise, GSEs).

The Company did not hold any marketable equity securities at December 31, 2022 and 2021.

The following table shows the contractual maturities of investments in debt securities available-for-sale at December 31, 2022. Expected maturities will differ from contractual maturities, because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollars in thousands)		Amortized Cost		Fair Value
Due in one year or less	$	63,325	$	62,318
Due after one year through five years		1,112,166		1,016,225
Due after five years through ten years		21,835		18,204
Due after ten years		41,173		41,323
Mortgage-backed securities		730,672		637,058
Total debt securities available-for-sale	$	1,969,171	$	1,775,128

The following table summarizes gross unrealized losses and fair value by investment category and age. At December 31, 2022, the Company's available-for-sale securities portfolio consisted of 745 securities, 690 of which were in an unrealized loss position.

(Dollars in thousands)	Less than 12 Months Fair Value	Unrealized Losses	12 months or Longer Fair Value	Unrealized Losses	Total Fair Value	Unrealized Losses
December 31, 2022						
U.S. Treasury and Federal agencies securities	$ 164,481	$ (6,299)	$ 834,117	$ (85,846)	$ 998,598	$ (92,145)
U.S. States and political subdivisions securities	57,592	(2,126)	38,834	(6,373)	96,426	(8,499)
Mortgage-backed securities - Federal agencies	198,469	(13,482)	426,989	(80,192)	625,458	(93,674)
Corporate debt securities	16,132	(355)	—	—	16,132	(355)
Foreign government securities	484	(16)	95	(5)	579	(21)
Total debt securities available-for-sale	$ 437,158	$ (22,278)	$1,300,035	$ (172,416)	$1,737,193	$ (194,694)
December 31, 2021						
U.S. Treasury and Federal agencies securities	$ 789,536	$ (10,728)	$ 84,191	$ (2,290)	$ 873,727	$ (13,018)
U.S. States and political subdivisions securities	39,585	(980)	4,875	(149)	44,460	(1,129)
Mortgage-backed securities - Federal agencies	454,413	(7,312)	35,232	(1,147)	489,645	(8,459)
Corporate debt securities	—	—	—	—	—	—
Foreign government securities	598	(2)	—	—	598	(2)
Total debt securities available-for-sale	$1,284,132	$ (19,022)	$ 124,298	$ (3,586)	$1,408,430	$ (22,608)

The Company does not consider available-for-sale securities with unrealized losses at December 31, 2022 to be experiencing credit losses and recognized no resulting allowance for credit losses. The Company does not intend to sell these investments and it is more likely than not that the Company will not be required to sell these investments before recovery of the amortized cost basis, which may be the maturity dates of the securities. The unrealized losses occurred as a result of changes in interest rates, market spreads and market conditions subsequent to purchase.

The following table shows the gross realized gains and losses from the available-for-sale debt securities portfolio. Realized gains and losses of all securities are computed using the specific identification cost basis.

(Dollars in thousands)	2022	2021	2020
Gross realized gains	$ —	$ 221	$ 285
Gross realized losses	(184)	(901)	(6)
Net realized (losses) gains	$ (184)	$ (680)	$ 279

At December 31, 2022 and 2021, investment securities with carrying values of $282.87 million and $351.13 million, respectively, were pledged as collateral for security repurchase agreements and for other purposes.

Note 4 — Loan and Lease Financings

Total loans and leases outstanding were recorded net of unearned income and deferred loan fees and costs at December 31, 2022 and 2021, and totaled $6.01 billion and $5.35 billion, respectively. At December 31, 2022 and 2021, net deferred loan and lease costs (fees) were $2.00 million and $(0.09) million, respectively. At December 31, 2022 and 2021, there were $0.01 million and $2.71 million, respectively, in deferred loan fees related to Paycheck Protection Program (PPP) loans. Accrued interest receivable on loans and leases at December 31, 2022 and 2021 was $18.75 million and $12.94 million, respectively.

In the ordinary course of business, the Company has extended loans to certain directors, executive officers, and principal shareholders of equity securities of 1st Source and to their affiliates. In the opinion of management, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the Company and did not involve more than the normal risk of collectability, or present other unfavorable features. The loans are consistent with sound banking practices and within applicable regulatory and lending limitations. The aggregate dollar amounts of these loans were $12.53 million and $14.05 million at December 31, 2022 and 2021, respectively. During 2022, $0.45 million of new loans and other additions were made and $1.97 million of repayments and other reductions occurred.

The Company evaluates loans and leases for credit quality at least annually but more frequently if certain circumstances occur (such as material new information which becomes available and indicates a potential change in credit risk). The Company uses two methods to assess credit risk: loan or lease credit quality grades and credit risk classifications. The purpose of the loan or lease credit quality grade is to document the degree of risk associated with individual credits as well as inform management of the degree of risk in the portfolio taken as a whole. Credit risk classifications are used to categorize loans by degree of risk and to designate individual or committee approval authorities for higher risk credits at the time of origination. Credit risk classifications include categories for: Acceptable, Marginal, Special Attention, Special Risk, Restricted by Policy, Regulated and Prohibited by Law.

All loans and leases, except residential real estate and home equity loans and consumer loans, are assigned credit quality grades on a scale from 1 to 12 with grade 1 representing superior credit quality. The criteria used to assign grades to extensions of credit that exhibit potential problems or well-defined weaknesses are primarily based upon the degree of risk and the likelihood of orderly repayment, and their effect on our safety and soundness. Loans or leases graded 7 or weaker are considered "special attention" credits and, as such, relationships in excess of $250,000 are reviewed quarterly as part of management's evaluation of the appropriateness of the allowance for loan and lease losses. Grade 7 credits are defined as "watch" and contain greater than average credit risk and are monitored to limit our exposure to increased risk; grade 8 credits are "special mention" and, following regulatory guidelines, are defined as having potential weaknesses that deserve management's close attention. Credits that exhibit well-defined weaknesses and a distinct possibility of loss are considered ''classified'' and are graded 9 through 12 corresponding to the regulatory definitions of "substandard" (grades 9 and 10) and the more severe ''doubtful'' (grade 11) and ''loss'' (grade 12). For residential real estate and home equity and consumer loans, credit quality is based on the aging status of the loan and by payment activity. Nonperforming loans are those loans which are on nonaccrual status or are 90 or more past due.

Below is a summary of the Company's loan and lease portfolio segments and a discussion of the risk characteristics relevant to each portfolio segment.

Commercial and agricultural – loans are to entities within the Company's local market communities. Loans are for business or agri-business purposes and include working capital lines of credit secured by accounts receivable and inventory that are generally renewable annually and term loans secured by equipment with amortizations based on the expected life of the underlying collateral, generally three to seven years. These loans are typically further supported by personal guarantees. Commercial exposure is to a wide range of industries and services. Risks in this sector are also varied and are most impacted by general economic conditions. Risk mitigants include appropriate underwriting and monitoring and, when appropriate, government guarantees, including SBA and FSA. This portfolio sector also includes PPP loans, which are fully guaranteed by the SBA. There were no PPP originations during 2022 and PPP loan originations during 2021 amounted to $261.46 million. As of December 31, 2022 and 2021, PPP loan balances were $0.90 million and $73.08 million, respectively, which is net of an unearned discount of $0.01 million and $2.71 million, respectively.

Solar – loans are for the purpose of financing solar related projects and may include construction draw notes, operating loans, letters of credit and may entail a tax equity structure. Collateral in a multi-state area includes tangible assets of the borrower, assignment of intangible assets including power purchase agreements, and pledges of permits and licenses. Financing is provided to qualified borrowers throughout the continental United States with an emphasis on the region east of the Rocky Mountains.

Auto and light truck – loans are secured by vehicles and borrowers are nationwide. The portfolio consists of multiple industries: auto rental, auto leasing and specialty vehicle which includes bus, funeral car and step van. Borrowers in the auto rental segment are primarily independent auto rental entities with on-airport and off-airport locations, and some insurance replacement business. Loan terms are relatively short, generally eighteen months, but up to four years. Auto leasing customers lease to businesses and the Company takes assignment of the lease stream and places its lien on the vehicles. Terms are generally longer than the auto rental sector, three to seven years and match the underlying leases. Risks include economic risks and collateral risks, principally used vehicle values. Specialty vehicle loans are also of longer duration, generally six years but up to 104 months for new motor coaches. The bus segment is secured primarily by shuttle buses and motor coaches, the step van segment is secured by step vans and the funeral car segment is secured by hearses and limousines. Risks include lack of well-established mechanisms for disposition of collateral, such as auctions that are key to disposition of autos. Loans in the portfolio generally carry personal guarantees.

Medium and heavy duty truck – loans and full-service truck leases are secured by heavy-duty trucks, commonly Class 8 trucks, and are generally personally guaranteed. In addition to economic risks, collateral risk is significant. Financing is generally at full cost, plus additional expenditures to get the vehicle operational, such as taxes, insurance and fees. It takes three to four years of debt amortization to reach an equity position in the collateral.

Aircraft – loans are to domestic and foreign borrowers with the domestic segment further divided into two pools: 1) personal and business use, and 2) dealers and operators. The Company's focus for the foreign sector is Latin America, principally Mexico and Brazil. Loans are primarily secured by new and used business jets and helicopters, with appropriate advances, amortizations of ten to fifteen years, and are generally guaranteed by individuals. The most significant risk in the Aircraft portfolio is collateral risk - volatility in underlying values and maintenance concerns. The portfolio is subject to national and global economic risks.

Construction equipment – loans are to borrowers throughout the country secured by specific equipment. The borrowers include highway and road builders, asphalt producers and pavers, suppliers of aggregate products, site developers, frac sand operations, general construction equipment dealers and operators, and crane rental entities. Generally, loans include personal guarantees. The construction equipment industry is heavily dependent on the U.S. economy and the global economy. Market growth is reliant on investments from public and private sectors into urbanization and infrastructure projects.

Commercial real estate – loans are generally to entities within the local market communities served by the Company with advances generally within regulatory guidelines. Historically, the Company's exposure to commercial real estate had been primarily to the less risky owner-occupied segment although growth in recent years has been in the non-owner-occupied segment which now accounts for slightly less than half of the portfolio. The non-owner-occupied segment includes hotels, apartment complexes and warehousing facilities. There is limited exposure to construction loans. Many commercial real estate loans carry personal guarantees. Additional risks in the commercial real estate portfolio stem from geographical concentration in northern Indiana and southwest Michigan and general economic conditions.

Residential real estate and home equity – loans predominantly include one-to-four family mortgages to borrowers in the Company's local market communities and are appropriately underwritten and secured by residential real estate.

Consumer – loans are to individuals in the Company's local markets and auto loans are generally secured by personal vehicles and appropriately underwritten.

The following table shows the amortized cost of loans and leases, segregated by portfolio segment, credit quality rating and year of origination as of December 31, 2022.

(Dollars in thousands)	Term Loans and Leases by Origination Year						Revolving Loans	Revolving Loans Converted to Term	Total
	2022	2021	2020	2019	2018	Prior			
Commercial and agricultural									
Grades 1-6	$ 159,317	$ 107,232	$ 71,365	$ 35,874	$ 17,192	$ 13,860	$ 370,553	$ —	$ 775,393
Grades 7-12	4,491	5,934	60	2,094	1,644	1,040	21,375	—	36,638
Total commercial and agricultural	**163,808**	**113,166**	**71,425**	**37,968**	**18,836**	**14,900**	**391,928**	**—**	**812,031**
Solar									
Grades 1-6	109,393	113,276	35,660	72,652	18,518	20,654	—	—	370,153
Grades 7-12	—	—	1,091	5,678	701	3,540	—	—	11,010
Total Solar	**109,393**	**113,276**	**36,751**	**78,330**	**19,219**	**24,194**	**—**	**—**	**381,163**
Auto and light truck									
Grades 1-6	521,399	155,508	62,063	32,975	10,946	3,476	—	—	786,367
Grades 7-12	5,972	3,366	5,836	2,836	1,792	1,948	—	—	21,750
Total auto and light truck	**527,371**	**158,874**	**67,899**	**35,811**	**12,738**	**5,424**	**—**	**—**	**808,117**
Medium and heavy duty truck									
Grades 1-6	158,296	66,533	43,711	31,980	10,053	3,274	—	—	313,847
Grades 7-12	—	—	—	—	—	15	—	—	15
Total medium and heavy duty truck	**158,296**	**66,533**	**43,711**	**31,980**	**10,053**	**3,289**	**—**	**—**	**313,862**
Aircraft									
Grades 1-6	438,481	273,726	213,661	57,379	31,085	35,012	3,687	—	1,053,031
Grades 7-12	12,962	4,253	6,190	—	—	1,286	—	—	24,691
Total aircraft	**451,443**	**277,979**	**219,851**	**57,379**	**31,085**	**36,298**	**3,687**	**—**	**1,077,722**
Construction equipment									
Grades 1-6	475,854	213,349	106,409	59,204	17,834	4,593	23,310	2,754	903,307
Grades 7-12	20,709	7,757	2,483	1,878	313	32	583	1,441	35,196
Total construction equipment	**496,563**	**221,106**	**108,892**	**61,082**	**18,147**	**4,625**	**23,893**	**4,195**	**938,503**
Commercial real estate									
Grades 1-6	271,526	164,173	121,685	97,470	102,271	168,391	251	—	925,767
Grades 7-12	1,532	1,716	7,824	5,789	47	1,070	—	—	17,978
Total commercial real estate	**273,058**	**165,889**	**129,509**	**103,259**	**102,318**	**169,461**	**251**	**—**	**943,745**
Residential real estate and home equity									
Performing	115,154	100,690	97,205	34,498	6,864	81,653	142,724	4,115	582,903
Nonperforming	—	131	693	—	—	725	180	105	1,834
Total residential real estate and home equity	**115,154**	**100,821**	**97,898**	**34,498**	**6,864**	**82,378**	**142,904**	**4,220**	**584,737**
Consumer									
Performing	74,258	34,619	12,924	7,375	2,977	692	18,098	—	150,943
Nonperforming	148	65	49	53	12	12	—	—	339
Total consumer	**$ 74,406**	**$ 34,684**	**$ 12,973**	**$ 7,428**	**$ 2,989**	**$ 704**	**$ 18,098**	**$ —**	**$ 151,282**

The following table shows the amortized cost of loans and leases, segregated by portfolio segment, credit quality rating and year of origination as of December 31, 2021.

		Term Loans and Leases by Origination Year					Revolving Loans	Revolving Loans Converted to Term	Total
(Dollars in thousands)	2021	2020	2019	2018	2017	Prior			
Commercial and agricultural									
Grades 1-6	$ 233,512	$ 123,947	$ 60,744	$ 55,231	$ 32,545	$ 20,184	$ 364,460	$ —	$ 890,623
Grades 7-12	4,682	194	3,667	2,373	2,004	484	14,685	—	28,089
Total commercial and agricultural	**238,194**	**124,141**	**64,411**	**57,604**	**34,549**	**20,668**	**379,145**	**—**	**918,712**
Solar									
Grades 1-6	159,244	42,073	81,593	18,979	34,889	3,780	—	—	340,558
Grades 7-12	—	1,138	5,882	724	—	—	—	—	7,744
Total Solar	**159,244**	**43,211**	**87,475**	**19,703**	**34,889**	**3,780**	**—**	**—**	**348,302**
Auto and light truck									
Grades 1-6	331,105	122,709	72,580	24,965	11,814	901	—	—	564,074
Grades 7-12	10,828	11,752	7,467	3,859	4,876	919	—	—	39,701
Total auto and light truck	**341,933**	**134,461**	**80,047**	**28,824**	**16,690**	**1,820**	**—**	**—**	**603,775**
Medium and heavy duty truck									
Grades 1-6	92,252	68,354	57,967	23,210	12,419	5,265	—	—	259,467
Grades 7-12	—	—	—	—	—	273	—	—	273
Total medium and heavy duty truck	**92,252**	**68,354**	**57,967**	**23,210**	**12,419**	**5,538**	**—**	**—**	**259,740**
Aircraft									
Grades 1-6	384,895	290,897	85,916	45,848	47,025	29,435	4,844	—	888,860
Grades 7-12	1,141	649	—	4,670	454	2,627	—	—	9,541
Total aircraft	**386,036**	**291,546**	**85,916**	**50,518**	**47,479**	**32,062**	**4,844**	**—**	**898,401**
Construction equipment									
Grades 1-6	314,044	201,032	109,029	47,693	13,501	5,031	18,937	4,594	713,861
Grades 7-12	26,650	8,709	1,983	797	80	—	—	2,193	40,412
Total construction equipment	**340,694**	**209,741**	**111,012**	**48,490**	**13,581**	**5,031**	**18,937**	**6,787**	**754,273**
Commercial real estate									
Grades 1-6	230,701	150,144	146,374	141,838	126,642	112,243	391	—	908,333
Grades 7-12	218	5,921	7,159	491	6,208	1,011	—	—	21,008
Total commercial real estate	**230,919**	**156,065**	**153,533**	**142,329**	**132,850**	**113,254**	**391**	**—**	**929,341**
Residential real estate and home equity									
Performing	105,345	114,682	41,185	9,706	11,720	89,646	122,281	4,555	499,120
Nonperforming	—	—	—	13	421	655	293	88	1,470
Total residential real estate and home equity	**105,345**	**114,682**	**41,185**	**9,719**	**12,141**	**90,301**	**122,574**	**4,643**	**500,590**
Consumer									
Performing	58,866	24,307	17,031	8,284	2,263	697	21,378	—	132,826
Nonperforming	37	107	43	30	33	4	—	—	254
Total consumer	**$ 58,903**	**$ 24,414**	**$ 17,074**	**$ 8,314**	**$ 2,296**	**$ 701**	**$ 21,378**	**$ —**	**$ 133,080**

The following table shows the amortized cost of loans and leases, segregated by portfolio segment, with delinquency aging and nonaccrual status.

(Dollars in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due and Accruing	Total Accruing Loans	Nonaccrual	Total Financing Receivables
December 31, 2022							
Commercial and agricultural	$ 810,223	$ 944	$ —	$ —	$ 811,167	$ 864	$ 812,031
Solar	381,163	—	—	—	381,163	—	381,163
Auto and light truck	793,610	353	1	—	793,964	14,153	808,117
Medium and heavy duty truck	313,845	—	2	—	313,847	15	313,862
Aircraft	1,075,865	223	1,063	—	1,077,151	571	1,077,722
Construction equipment	932,603	431	—	—	933,034	5,469	938,503
Commercial real estate	940,516	—	—	—	940,516	3,229	943,745
Residential real estate and home equity	582,053	562	288	49	582,952	1,785	584,737
Consumer	150,328	416	199	5	150,948	334	151,282
Total	**$ 5,980,206**	**$ 2,929**	**$ 1,553**	**$ 54**	**$ 5,984,742**	**$ 26,420**	**$ 6,011,162**
December 31, 2021							
Commercial and agricultural	$ 916,659	$ —	$ —	$ —	$ 916,659	$ 2,053	$ 918,712
Solar	348,302	—	—	—	348,302	—	348,302
Auto and light truck	579,605	—	—	—	579,605	24,170	603,775
Medium and heavy duty truck	259,467	—	—	—	259,467	273	259,740
Aircraft	894,092	1,130	2,530	—	897,752	649	898,401
Construction equipment	745,870	1,313	—	—	747,183	7,090	754,273
Commercial real estate	926,345	—	—	—	926,345	2,996	929,341
Residential real estate and home equity	498,854	212	54	245	499,365	1,225	500,590
Consumer	132,464	332	30	4	132,830	250	133,080
Total	$ 5,301,658	$ 2,987	$ 2,614	$ 249	$ 5,307,508	$ 38,706	$ 5,346,214

Interest income for the years ended December 31, 2022, 2021, and 2020, would have increased by approximately $2.68 million, $2.62 million, and $3.49 million, respectively, if the nonaccrual loans and leases had earned interest at their full contract rate.

The following table shows the number of loans and leases classified as troubled debt restructurings (TDRs) during 2022, 2021 and 2020, by portfolio segment, as well as the recorded investment as of December 31. The classification between nonperforming and performing is shown at the time of modification. Modification programs focused on extending maturity dates or modifying payment patterns with most TDRs experiencing a combination of concessions. The modifications did not result in the contractual forgiveness of principal or interest. The TDRs during 2020 were the result of issues that predated the COVID-19 pandemic. There was no modifications during 2022, one modification during 2021, and two modification during 2020 that resulted in an interest rate reduction below market rate. Consequently, the financial impact of the modifications was immaterial.

(Dollars in thousands)	2022 Number of Modifications	2022 Recorded Investment	2021 Number of Modifications	2021 Recorded Investment	2020 Number of Modifications	2020 Recorded Investment
Performing TDRs:						
Commercial and agricultural	—	$ —	—	$ —	—	$ —
Solar	—	—	—	—	—	—
Auto and light truck	—	—	—	—	—	—
Medium and heavy duty truck	—	—	—	—	—	—
Aircraft	—	—	—	—	—	—
Construction equipment	—	—	—	—	—	—
Commercial real estate	—	—	—	—	—	—
Residential real estate and home equity	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Total performing TDR modifications	—	—	—	—	—	—
Nonperforming TDRs:						
Commercial and agricultural	—	—	—	—	—	—
Solar	—	—	—	—	—	—
Auto and light truck	—	—	—	—	—	—
Medium and heavy duty truck	—	—	—	—	—	—
Aircraft	—	—	—	—	1	828
Construction equipment	—	—	1	5,729	1	9,905
Commercial real estate	—	—	—	—	—	—
Residential real estate and home equity	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Total nonperforming TDR modifications	—	—	1	5,729	2	10,733
Total TDR modifications	—	$ —	1	$ 5,729	2	$ 10,733

There was one nonperforming construction equipment TDR with a recorded investment of $3.07 million which had a payment default within the twelve months following modification for the year ended December 31, 2022, no TDRs which had payment defaults within the twelve months following modification for the year ended December 31, 2021, and one nonperforming commercial and agricultural TDR with a recorded investment of $0.41 million which had a payment default within the twelve months following modification during the year ended December 31, 2020.

The classification between nonperforming and performing is shown at the time of modification. Default occurs when a loan or lease is 90 days or more past due under the modified terms or transferred to nonaccrual.

The following table shows the recorded investment of loans and leases classified as troubled debt restructurings as of December 31.

Year Ended December 31 (Dollars in thousands)	2022	2021
Performing TDRs	$ —	$ 319
Nonperforming TDRs	3,640	6,742
Total TDRs	$ 3,640	$ 7,061

Note 5 — Allowance for Credit Losses

Allowance for Loan and Lease Losses

The methodology used to estimate the appropriate level of the allowance for loan and lease losses is described in Note 1, under the heading "Allowance for Credit Losses." The allowance for loan and lease losses at December 31, 2022 and 2021, represents the Company's current estimate of lifetime credit losses inherent in the loan and lease portfolio. The following table shows the changes in the allowance for loan and lease losses, segregated by portfolio segment, for each of the three years ended December 31.

(Dollars in thousands)	Commercial and agricultural	Solar	Auto and light truck	Medium and heavy duty truck	Aircraft	Construction equipment	Commercial real estate	Residential real estate and home equity	Consumer	Total
2022										
Balance, beginning of year	$ 15,409	$ 6,585	$ 19,624	$ 6,015	$ 33,628	$ 19,673	$ 19,691	$ 5,084	$ 1,783	$ 127,492
Charge-offs	625	—	118	—	—	1,114	538	284	730	3,409
Recoveries	56	—	417	—	785	17	45	160	460	1,940
Net charge-offs (recoveries)	569	—	(299)	—	(785)	1,097	493	124	270	1,469
Provision (recovery of provision)	(205)	632	(1,289)	1,551	6,680	5,463	(1,767)	1,518	662	13,245
Balance, end of year	$ 14,635	$ 7,217	$ 18,634	$ 7,566	$ 41,093	$ 24,039	$ 17,431	$ 6,478	$ 2,175	$ 139,268
2021										
Balance, beginning of year	$ 16,680	$ 5,549	$ 28,926	$ 6,400	$ 34,053	$ 19,166	$ 22,758	$ 5,374	$ 1,748	$ 140,654
Charge-offs	2,930	—	7,797	—	—	856	—	228	712	12,523
Recoveries	812	—	1,316	—	687	473	19	16	341	3,664
Net charge-offs (recoveries)	2,118	—	6,481	—	(687)	383	(19)	212	371	8,859
Provision (recovery of provision)	847	1,036	(2,821)	(385)	(1,112)	890	(3,086)	(78)	406	(4,303)
Balance, end of year	$ 15,409	$ 6,585	$ 19,624	$ 6,015	$ 33,628	$ 19,673	$ 19,691	$ 5,084	$ 1,783	$ 127,492
2020										
Balance, beginning of year	$ 20,926	$ 2,745	$ 14,400	$ 4,612	$ 31,058	$ 14,120	$ 18,350	$ 3,609	$ 1,434	$ 111,254
Impact of ASC 326 adoption	(939)	284	(1,303)	2,414	484	372	(649)	1,688	233	2,584
Adjusted balance, beginning of year	19,987	3,029	13,097	7,026	31,542	14,492	17,701	5,297	1,667	113,838
Charge-offs	903	—	7,107	15	855	4,090	37	74	893	13,974
Recoveries	663	—	499	18	1,800	1,415	58	33	303	4,789
Net charge-offs (recoveries)	240	—	6,608	(3)	(945)	2,675	(21)	41	590	9,185
Provision (recovery of provision)	(3,067)	2,520	22,437	(629)	1,566	7,349	5,036	118	671	36,001
Balance, end of year	$ 16,680	$ 5,549	$ 28,926	$ 6,400	$ 34,053	$ 19,166	$ 22,758	$ 5,374	$ 1,748	$ 140,654

The allowance for loan and lease losses increased year-over-year in 2022 as most portfolio segments experienced loan growth along with an adjustment to forecast due to increased risk during the forecast period attributable to a weakened domestic GDP outlook, persistent inflation, markedly higher interest rates and continued geopolitical uncertainty. Allowance increases were offset by a sizeable decline in the highly reserved bus segment of the auto and light truck portfolio due to continued pay downs and the removal of multiple qualitative adjustments specific to the segment. The bus segment was severely impacted by the pandemic and experienced sizeable credit losses in each of the previous two years. Credit quality within the bus segment is stabilizing with minimal delinquency and minimal new special attention activity in 2022. The year-over-year decline in reserves experienced in 2021 was due to improvements in credit quality attributable in large part to government stimulus payments which provided much needed relief to the Company's customers during the pandemic.

Commercial and agricultural – the decline in loan balances year-over-year was primarily attributable to PPP debt forgiveness along with a modest decline in core business balances. The allowance was flat year-over-year as lowly reserved PPP loans were offset by core business loans which carry higher reserves. Credit quality is stable.

Solar – allowance increased due to loan growth offset by a reduction in qualitative adjustments given stable credit quality and no loss history since portfolio inception.

Auto and light truck – allowance decreased due to declining balances and reduced qualitative adjustments in the highly reserved bus segment, partially offset by strong loan growth in the core auto rental and leasing segments which carry lower loss ratios.

Medium and heavy duty truck – allowance increased due to loan growth. Credit quality metrics continued to be relatively strong for this portfolio.

Aircraft – the allowance was principally impacted by strong loan growth in both the domestic and foreign aircraft segments. Credit quality metrics remain stable, offset by heightened economic and political concerns related to foreign loans. The Company has historically carried a higher allowance in this portfolio due to risk volatility.

Construction equipment – allowance increase was driven by strong loan growth during the year.

Commercial real estate – the allowance decrease was a result of the removal of qualitative adjustments related to the COVID-19 pandemic during the year, primarily in the hotel segment, offset by modest loan growth in the portfolio.

Residential real estate and home equity – increased allowance due to forecast adjustments and loan growth.

Consumer – the segment saw an increase in allowance due to forecast adjustments and loan growth.

Economic Outlook

As of December 31, 2022, the most significant economic factors impacting the Company's loan portfolios was a weakened domestic growth outlook, exacerbated by persistent inflation, higher interest rates and the protracted war in Ukraine and resultant increased geopolitical uncertainty. The forecast considers global and domestic impacts from these factors as well as other key economic factors such as changes in unemployment, commodity prices, and the housing market which may impact the Company's clients. The Company's assumption was that economic growth will be weak in 2023 and exhibit below trend growth during 2024 with inflation slowly moving back towards the 2% Federal Reserve target rate resulting in an adverse impact on the loan and lease portfolio over the next two years.

As a result of geopolitical risk and economic uncertainty, the Company's future loss estimates may vary considerably from the December 31, 2022 assumptions.

Liability for Credit Losses on Unfunded Loan Commitments

The liability for credit losses inherent in unfunded loan commitments is included in Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition. The following table shows the changes in the liability for credit losses on unfunded loan commitments for each of the three years ended December 31.

(Dollars in thousands)		**2022**		2021		2020
Balance, beginning of year	$	**4,196**	$	4,499	$	3,172
Impact of ASC 326 adoption		**—**		—		777
Adjusted balance, beginning of year		**4,196**		4,499		3,949
Provision (recovery of provision)		**1,420**		(303)		550
Balance, end of year	$	**5,616**	$	4,196	$	4,499

Note 6 — Lease Investments

As a lessor, the Company's loan and lease portfolio includes direct finance leases, which are included in Commercial and Agricultural, Solar, Auto and Light Truck, Medium and Heavy Duty Truck, Aircraft, and Construction Equipment on the Consolidated Statements of Financial Condition. The Company also finances various types of construction equipment, medium and heavy duty trucks, automobiles and other equipment under leases classified as operating leases, which are included in Equipment Owned Under Operating Leases, Net, on the Consolidated Statements of Financial Condition.

The following table shows the components of the investment in direct finance and operating leases as of December 31.

(Dollars in thousands)		**2022**		2021
Direct finance leases:				
Minimum lease payments	$	**224,816**	$	172,017
Estimated unguaranteed residual values		**—**		—
Less: Unearned income		**(50,633)**		(22,552)
Net investment in direct finance leases	$	**174,183**	$	149,465
Operating leases:				
Gross investment in operating leases	$	**60,999**	$	95,046
Accumulated depreciation		**(29,299)**		(46,613)
Net investment in operating leases	$	**31,700**	$	48,433

The following table shows future minimum lease payments due from clients on direct finance and operating leases at December 31, 2022.

(Dollars in thousands)	Direct Finance Leases		Operating Leases	
2023	$	48,011	$	9,192
2024		32,764		5,526
2025		31,472		3,071
2026		25,890		1,489
2027		23,221		599
Thereafter		63,458		223
Total	$	**224,816**	$	**20,100**

To mitigate the risk of loss, the Company seeks to diversify both the type of equipment leased and the industries in which the lessees participate. In addition, a portion of the Company's leases are terminal rental adjustment clause or "TRAC" leases where the lessee effectively guarantees the full residual value through a rental adjustment at the end of term or those where partial value is guaranteed ("split-TRAC"), which has a limited residual risk. Under a split-TRAC structure, the limited residual risk would be satisfied first by the net sale proceeds of the leased asset. The lessee's at-risk portion, or top risk, is satisfied last and is subject to repayment as additional rent, if the TRAC amount is not satisfied by the net sale proceeds. The carrying amount of residual assets covered by residual value guarantees was $29.65 million and $27.33 million at December 31, 2022 and December 31, 2021, respectively.

The following table shows interest income recognized from direct finance lease payments and operating lease equipment rental income and related depreciation expense.

(Dollars in thousands)	2022		2021		2020	
Direct finance leases:						
Interest income on lease receivable	$	**9,008**	$	6,634	$	8,258
Operating leases:						
Income related to lease payments	$	**12,274**	$	16,647	$	23,380
Depreciation expense		**10,023**		13,694		20,203

Income related to reimbursements from lessees for personal property tax on operating leased equipment for the years ended December 31, 2022, 2021 and 2020 were $0.35 million, $0.46 million and $0.61 million, respectively. Expense related to personal property tax payments on operating leased equipment for the year ended December 31, 2022, 2021 and 2020 were $0.35 million, $0.46 million and $0.61 million, respectively.

During the year ended December 31, 2022, the Company recorded impairment charges of $0.06 million. The impairment charges were recorded as a result of the annual review of operating lease residual values and was recognized in Depreciation — Leased Equipment on the Consolidated Statements of Income.

Note 7 — Premises and Equipment

The following table shows premises and equipment as of December 31.

(Dollars in thousands)	2022		2021	
Land	$	**15,500**	$	15,500
Buildings and improvements		**61,860**		61,257
Furniture and equipment		**40,404**		39,418
Total premises and equipment		**117,764**		116,175
Accumulated depreciation and amortization		**(72,991)**		(69,137)
Net premises and equipment	$	**44,773**	$	47,038

Depreciation and amortization of properties and equipment totaled $4.60 million in 2022, $5.09 million in 2021, and $5.67 million in 2020.

Note 8 — Mortgage Servicing Rights

The unpaid principal balance of residential mortgage loans serviced for third parties was $848.96 million at December 31, 2022, compared to $883.90 million at December 31, 2021, and $838.45 million at December 31, 2020.

Amortization expense on MSRs is expected to total $0.67 million, $0.58 million, $0.50 million, $0.42 million, and $0.36 million in 2023, 2024, 2025, 2026, and 2027, respectively. Projected amortization excludes the impact of future asset additions or disposals.

The following table shows changes in the carrying value of MSRs and the associated valuation allowance.

(Dollars in thousands)		2022		2021
Mortgage servicing rights:				
Balance at beginning of year	$	4,671	$	4,616
Additions		753		2,172
Amortization		(1,287)		(2,117)
Sales		—		—
Carrying value before valuation allowance at end of year		4,137		4,671
Valuation allowance:				
Balance at beginning of year		—		(812)
Impairment recoveries		—		812
Balance at end of year	$	—	$	—
Net carrying value of mortgage servicing rights at end of year	$	4,137	$	4,671
Fair value of mortgage servicing rights at end of year	$	**8,007**	$	5,640

At December 31, 2022, the fair value of MSRs exceeded the carrying value reported on the Consolidated Statements of Financial Condition by $3.87 million. This difference represents increases in the fair value of certain MSRs that could not be recorded above cost basis.

Funds held in trust at 1st Source for the payment of principal, interest, taxes and insurance premiums applicable to mortgage loans being serviced for others, were approximately $8.57 million and $13.76 million at December 31, 2022 and December 31, 2021, respectively. Mortgage loan contractual servicing fees, including late fees and ancillary income, were $2.79 million, $3.17 million, and $3.13 million for 2022, 2021, and 2020, respectively. Mortgage loan contractual servicing fees are included in Mortgage Banking Income on the Consolidated Statements of Income.

Note 9 — Intangible Assets and Goodwill

At December 31, 2022, intangible assets consisted of goodwill of $83.87 million and other intangible assets of $0.04 million, which was net of accumulated amortization of $0.10 million. At December 31, 2021, intangible assets consisted of goodwill of $83.87 million and other intangible assets of $0.06 million, which was net of accumulated amortization of $0.08 million. Intangible asset amortization was $0.02 million, $0.02 million, and $0.02 million for 2022, 2021, and 2020, respectively. Amortization on other intangible assets is expected to total $0.02 million, $0.02 million, $0.00 million, $0.00 million, and $0.00 million in 2023, 2024, 2025, 2026, and 2027, respectively.

The following table shows a summary of other intangible assets as of December 31.

(Dollars in thousands)		2022		2021
Other intangibles:				
Gross carrying amount	$	146	$	146
Less: accumulated amortization		(106)		(86)
Net carrying amount	$	**40**	$	60

Note 10 — Deposits

The aggregate amount of certificates of deposit of $250,000 or more and other time deposits of $250,000 or more outstanding at December 31, 2022 and 2021 was $600.37 million and $290.89 million, respectively.

The following table shows the amount of certificates of deposit of $250,000 or more and other time deposits of $250,000 or more outstanding at December 31, 2022, by time remaining until maturity.

(Dollars in thousands)		
Under 3 months	$	149,632
4 – 6 months		71,595
7 – 12 months		175,229
Over 12 months		203,911
Total	$	**600,367**

The following table shows scheduled maturities of time deposits, including both private and public funds, at December 31, 2022.

(Dollars in thousands)		
2023	$	796,947
2024		154,656
2025		82,635
2026		51,355
2027		33,229
Thereafter		21,637
Total	$	**1,140,459**

Note 11 — Borrowed Funds and Mandatorily Redeemable Securities

The following table shows the details of long-term debt and mandatorily redeemable securities as of December 31, 2022 and 2021.

(Dollars in thousands)		2022		2021
Federal Home Loan Bank borrowings (1.04% – 2.80%)	$	21,315	$	44,150
Mandatorily redeemable securities		17,905		20,598
Other long-term debt		7,335		6,503
Total long-term debt and mandatorily redeemable securities	$	**46,555**	$	71,251

Annual maturities of long-term debt outstanding at December 31, 2022, for the next five years and thereafter beginning in 2023, are as follows: $3.16 million; $12.29 million; $1.25 million; $11.14 million; $0.68 million; and $18.04 million.

At December 31, 2022, the Federal Home Loan Bank borrowings represented a source of funding for community economic development activities, agricultural loans and general funding for the bank and consisted of eight fixed rate notes with maturities ranging from 2023 to 2026. These notes were collateralized by $29.73 million of certain real estate loans.

Mandatorily redeemable securities as of December 31, 2022 and 2021, of $17.91 million and $20.60 million, respectively reflected the "book value" shares under the 1st Source Executive Incentive Plan. See Note 16 - Stock Based Compensation (Stock Award Plans) for additional information. Dividends paid on these shares and changes in book value per share are recorded as Other interest expense on the Consolidated Statements of Income. Total interest expense recorded for 2022, 2021, and 2020 was $(0.35) million, $1.79 million, and $2.14 million, respectively. Negative interest expense recognized during 2022 was due to a decrease in book value per share during the year.

The following table shows the details of short-term borrowings as of December 31, 2022 and 2021.

		2022			2021	
(Dollars in thousands)		Amount	Weighted Average Rate		Amount	Weighted Average Rate
Federal funds purchased	$	—	— %	$	—	— %
Securities sold under agreements to repurchase		141,432	0.05		194,727	0.05
Commercial paper		3,096	0.03		3,967	0.04
Federal Home Loan Bank advances		70,000	4.16		—	—
Other short-term borrowings		1,001	—		1,333	—
Total short-term borrowings	$	**215,529**	**1.39 %**	$	200,027	0.05 %

Note 12 — Variable Interest Entities

A variable interest entity (VIE) is a partnership, limited liability company, trust or other legal entity that meets any one of the following criteria:

- The entity does not have sufficient equity to conduct its activities without additional subordinated financial support from another party.

- The entity's investors lack the power to direct the activities that most significantly affect the entity's economic performance.

- The entity's at-risk holders do not have the obligation to absorb the losses or the right to receive residual returns.

- The voting rights of some investors are not proportional to their economic interests in the entity, and substantially all of the entity's activities involve, or are conducted on behalf of, investors with disproportionately few voting rights.

The Company is involved in various entities that are considered to be VIEs. The Company's investments in VIEs are primarily related to investments promoting affordable housing, community development and renewable energy sources. Some of these tax-advantaged investments support the Company's regulatory compliance with the Community Reinvestment Act. The Company's investments in these entities generate a return primarily through the realization of federal and state income tax credits and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. These tax credits are recognized as a reduction of tax expense or, for investments qualifying as investment tax credits, as a reduction to the related investment asset. The Company recognized federal and state income tax credits related to its affordable housing and community development tax-advantaged investments in tax expense of $2.06 million, $2.02 million and $1.72 million for the years ended December 31, 2022, 2021 and 2020, respectively. The Company also recognized $9.83 million, $3.53 million and $31.08 million of investment tax credits for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company is not required to consolidate VIEs in which it has concluded it does not have a controlling financial interest, and thus is not the primary beneficiary. In such cases, the Company does not have both the power to direct the entities' most significant activities and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. As a limited partner in these operating partnerships, we are allocated credits and deductions associated with the underlying properties. The Company has determined that it is not the primary beneficiary of these investments because the general partners have the power to direct activities that most significantly influence the economic performance of their respective partnerships.

The Company's investments in these unconsolidated VIEs are carried in Other Assets on the Consolidated Statements of Financial Condition. The Company's unfunded capital and other commitments related to these unconsolidated VIEs are generally carried in Other Liabilities on the Consolidated Statements of Financial Condition. The Company's maximum exposure to loss from these unconsolidated VIEs include the investment recorded on the Consolidated Statements of Financial Condition, net of unfunded capital commitments, and previously recorded tax credits which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level. While the Company believes potential losses from these investments are remote, the maximum exposure was determined by assuming a scenario where the community-based business, housing projects and renewable energy projects completely fail and do not meet certain taxing authority compliance requirements resulting in recapture of the related tax credits.

The following table provides a summary of investments in affordable housing, community development and renewable energy VIEs that the Company has not consolidated as of December 31, 2022 and 2021.

(Dollars in thousands)	2022	2021
Investment carrying amount	$ 70,887	$ 35,968
Unfunded capital and other commitments	64,520	29,670
Maximum exposure to loss	45,020	50,319

The Company is required to consolidate VIEs in which it has concluded it has significant involvement in and the ability to direct the activities that impact the entity's economic performance. The Company is the managing general partner of entities to which it shares interest in tax-advantaged investments with a third party. At December 31, 2022 and 2021, approximately $66.26 million and $59.08 million, respectively, of the Company's assets and $0.00 million and $0.00 million, respectively, of its liabilities included on the Consolidated Statements of Financial Condition were related to tax-advantaged investment VIEs which the Company has consolidated. The assets of the consolidated VIE are reported in Other Assets, the liabilities are reported in Other Liabilities and the non-controlling interest is reported in Equity on the Consolidated Statements of Financial Condition. The assets of a particular VIE are the primary source of funds to settle its obligations. The creditors of the VIE do not have recourse to the general credit of the Company. The Company's exposure to the consolidated VIE is generally limited to the carrying value of its variable interest plus any related tax credits previously recognized.

Additionally, the Company sponsors one trust, 1st Source Master Trust (Capital Trust) of which 100% of the common equity is owned by the Company. The Capital Trust was formed in 2007 for the purpose of issuing corporation-obligated mandatorily redeemable capital securities (the capital securities) to third-party investors and investing the proceeds from the sale of the capital securities solely in junior subordinated debenture securities of the Company (the subordinated notes). The subordinated notes held by the Capital Trust are the sole assets of the Capital Trust. The Capital Trust qualifies as a variable interest entity for which the Company is not the primary beneficiary and therefore reported in the financial statements as an unconsolidated subsidiary. The junior subordinated debentures are reflected as subordinated notes on the Consolidated Statements of Financial Condition with the corresponding interest distributions reflected as Interest Expense on the Consolidated Statements of Income. The common shares issued by the Capital Trust are included in Other Assets on the Consolidated Statements of Financial Condition.

Distributions on the capital securities issued by the Capital Trust are payable quarterly at a rate per annum equal to the interest rate being earned by the Capital Trust on the subordinated notes held by the Capital Trust. The capital securities are subject to mandatory redemption, in whole or in part, upon repayment of the subordinated notes. The Company has entered into agreements which, taken collectively, fully and unconditionally guarantee the capital securities subject to the terms of each of the guarantees. The capital securities held by the Capital Trust qualify as Tier 1 capital under Federal Reserve Board guidelines.

The following table shows subordinated notes at December 31, 2022.

(Dollars in thousands)		Amount of Subordinated Notes	Interest Rate	Maturity Date
June 2007 issuance (1)	$	41,238	7.22 %	6/15/2037
August 2007 issuance (2)		17,526	6.25 %	9/15/2037
Total	$	**58,764**		

(1) Fixed rate through life of debt.
(2) 3-Month LIBOR +1.48% through remaining life of debt.

Note 13 — Earnings Per Share

Earnings per common share is computed using the two-class method. Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the applicable period, excluding outstanding participating securities. Participating securities include non-vested restricted stock awards. Non-vested restricted stock awards are considered participating securities to the extent the holders of these securities receive non-forfeitable dividends at the same rate as holders of common stock. Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the dilutive effect of stock compensation using the treasury stock method.

Stock options, where the exercise price was greater than the average market price of the common shares, were excluded from the computation of diluted earnings per common share because the result would have been antidilutive. No stock options were considered antidilutive as of December 31, 2022, 2021 and 2020.

The following table presents a reconciliation of the number of shares used in the calculation of basic and diluted earnings per common share for the three years ending December 31.

(Dollars in thousands - except per share amounts)		2022		2021		2020
Distributed earnings allocated to common stock	$	**31,095**	$	30,369	$	28,859
Undistributed earnings allocated to common stock		**88,419**		87,237		52,044
Net earnings allocated to common stock		**119,514**		117,606		80,903
Net earnings allocated to participating securities		**995**		928		534
Net income allocated to common stock and participating securities	$	**120,509**	$	118,534	$	81,437
Weighted average shares outstanding for basic earnings per common share		**24,687,324**		25,038,127		25,525,154
Dilutive effect of stock compensation		**—**		—		—
Weighted average shares outstanding for diluted earnings per common share		**24,687,324**		25,038,127		25,525,154
Basic earnings per common share	$	**4.84**	$	4.70	$	3.17
Diluted earnings per common share	$	**4.84**	$	4.70	$	3.17

Note 14 — Accumulated Other Comprehensive Loss

The following table presents reclassifications out of accumulated other comprehensive loss related to unrealized gains and losses on available-for-sale securities for the two years ending December 31.

(Dollars in thousands)	2022		2021	Affected Line Item in the Statements of Income
Realized losses included in net income	$	(184)	$	(680)	(Losses) gains on investment securities available-for-sale
		(184)		(680)	Income before income taxes
Tax effect		43		160	Income tax expense
Net of tax	$	(141)	$	(520)	Net income

Note 15 — Employee Benefit Plans

The 1st Source Corporation Employee Stock Ownership and Profit Sharing Plan (as amended, the "Plan") includes an employee stock ownership component, which is designed to invest in and hold 1st Source common stock, and a 401(k) plan component, which holds all Plan assets not invested in 1st Source common stock. The Plan encourages diversification of investments with opportunities to change investment elections and contribution levels.

Employees are eligible to participate in the Plan the first of the month following 90 days of employment. The Company matches dollar for dollar on the first 4% of deferred compensation, plus 50 cents on the dollar of the next 2% deferrals. The Company will also contribute to the Plan an amount designated as a fixed 2% employer contribution. The amount of fixed contribution is equal to two percent of the participant's eligible compensation. Additionally, each year the Company may, in its sole discretion, make a discretionary profit sharing contribution. As of December 31, 2022 and 2021, there were 730,151 and 751,447 shares, respectively, of 1st Source Corporation common stock held in relation to employee benefit plans.

The Company contributions are allocated among the participants on the basis of compensation. Each participant's account is credited with cash and/or shares of 1st Source common stock based on that participant's compensation earned during the year. After completing 5 years of service in which they worked at least 1,000 hours per year, a participant will be completely vested in the Company's contribution. An employee is always 100% vested in their deferral. Plan participants are entitled to receive distributions from their Plan accounts in-service and upon termination of service, retirement, or death.

Contribution expense for the years ended December 31, 2022, 2021, and 2020, amounted to $6.22 million, $6.31 million, and $5.70 million, respectively.

Note 16 — Stock Based Compensation

As of December 31, 2022, the Company had four active stock-based employee compensation plans. These plans include three executive stock award plans, the Executive Incentive Plan (EIP), the Restricted Stock Award Plan (RSAP), the Strategic Deployment Incentive Plan (SDP); and the Employee Stock Purchase Plan (ESPP). The 2011 Stock Option Plan was approved by the shareholders on April 21, 2011 but the Company had not made any grants through December 31, 2022. These stock-based employee compensation plans were established to help retain and motivate key employees. All of the plans have been approved by the shareholders of 1st Source Corporation. The Executive Compensation and Human Resources Committee (the "Committee") of the 1st Source Corporation Board of Directors has sole authority to select the employees, establish the awards to be issued, and approve the terms and conditions of each award under the stock-based compensation plans.

Stock-based compensation to employees is recognized as compensation cost on the Consolidated Statements of Income based on their fair values on the measurement date, which, for 1st Source, is the date of grant. Stock-based compensation expense is recognized ratably over the requisite service period for all awards. The total fair value of share awards vested was $4.08 million during 2022, $3.45 million in 2021, and $2.67 million in 2020.

The following table shows the combined summary of activity regarding active stock option and stock award plans.

	Shares Available for Grant	Non-Vested Stock Awards Outstanding	
		Number of Shares	Weighted-Average Grant-Date Fair Value
Balance, January 1, 2020	664,502	218,991	$ 29.60
Shares authorized - 2020 EIP	60,233	—	—
Granted	(147,576)	147,576	37.41
Stock awards vested	—	(74,203)	28.95
Forfeited	49	(870)	31.82
Balance, December 31, 2020	577,208	291,494	33.71
Shares authorized - 2021 EIP	62,369	—	—
Granted	(79,072)	79,072	36.22
Stock awards vested	—	(92,622)	32.53
Forfeited	250	(3,798)	32.12
Balance, December 31, 2021	560,755	274,146	34.86
Shares authorized - 2022 EIP	**287,503**	**—**	**—**
Granted	**(127,198)**	**127,198**	**40.44**
Stock awards vested	**—**	**(97,640)**	**34.92**
Forfeited	**9,131**	**(15,179)**	**36.53**
Balance, December 31, 2022	**730,191**	**288,525**	**$ 37.03**

Stock Option Plans — Incentive stock option plans include the 2011 Stock Option Plan (the "2011 Plan").

Each award from the plan is evidenced by an award agreement that specifies the option price, the duration of the option, the number of shares to which the option pertains, and such other provisions as the Committee determines. The option price is equal to the fair market value of a share of 1st Source Corporation's common stock on the date of grant. Options granted expire at such time as the Committee determines at the date of grant and in no event does the exercise period exceed a maximum of ten years. Upon merger, consolidation, or other corporate consolidation in which 1st Source Corporation is not the surviving corporation, as defined in the plans, all outstanding options immediately vest.

There were zero stock options exercised during 2022, 2021 or 2020. All shares issued in connection with stock option exercises and non-vested stock awards are issued from available treasury stock.

No stock-based compensation expense related to stock options was recognized in 2022, 2021 or 2020.

The fair value of each option on the date of grant is estimated using the Black-Scholes option pricing model. Expected volatility is based on the historical volatility estimated over a period equal to the expected life of the options. In estimating the fair value of stock options under the Black-Scholes valuation model, separate groups of employees that have similar historical exercise behavior are considered separately. The expected life of the options granted is derived based on past experience and represents the period of time that options granted are expected to be outstanding.

Stock Award Plans — Incentive stock award plans include the EIP, the SDP and the RSAP. The EIP is administered by the Committee. Awards under the EIP and SDP include "book value" shares and "market value" shares of common stock. These shares are awarded annually based on weighted performance criteria and generally vest over a period of five years. The EIP book value shares may only be sold to 1st Source and such sale is mandatory in the event of death, retirement, disability, or termination of employment. The RSAP is designed for key employees. Awards under the RSAP are made to employees recommended by the Chief Executive Officer and approved by the Committee. Shares granted under the RSAP vest over a period of up to ten years and vesting is based upon meeting certain various criteria, including continued employment with 1st Source.

Stock-based compensation expense relating to the EIP, SDP and RSAP totaled $3.59 million in 2022, $4.21 million in 2021, and $3.29 million in 2020. The total income tax benefit recognized in the accompanying Consolidated Statements of Income related to stock-based compensation was $0.83 million in 2022, $0.99 million in 2021, and $0.77 million in 2020. Unrecognized stock-based compensation expense related to non-vested stock awards (EIP/SDP/RSAP) was $7.90 million at December 31, 2022. At such date, the weighted-average period over which this unrecognized expense was expected to be recognized was 3.11 years.

The fair value of non-vested stock awards for the purposes of recognizing stock-based compensation expense is market price of the stock on the measurement date, which, for the Company's purposes is the date of the award.

Employee Stock Purchase Plan — The Company offers an ESPP for substantially all employees with at least two years of service on the effective date of an offering under the plan. Eligible employees may elect to purchase any dollar amount of stock, so long as such amount does not exceed 25% of their base rate of pay and the aggregate stock accrual rate for all offerings does not exceed $25,000 in any calendar year. The purchase price for shares offered is the lower of the closing market bid price for the offering date or the average market bid price for the five business days preceding the offering date. The purchase price and premium/(discount) to the actual market closing price on the offering date for the 2022, 2021, and 2020 offerings were $46.78 (-0.34%), $49.98 (-0.42%), and $34.35 (1.78%), respectively. Payment for the stock is made through payroll deductions over the offering period, and employees may discontinue the deductions at any time and exercise the option or take the funds out of the program. The most recent offering began June 1, 2022 and runs through June 1, 2024, with $209,200 in stock value to be purchased at $46.78 per share.

Note 17 — Income Taxes

The following table shows the composition of income tax expense.

Year Ended December 31 *(Dollars in thousands)*		2022		2021		2020
Current:						
Federal	$	**38,779**	$	16,346	$	42,411
State		**6,937**		4,586		6,629
Total current		**45,716**		20,932		49,040
Deferred:						
Federal		**(7,936)**		14,206		(21,865)
State		**(1,525)**		1,190		(2,295)
Total deferred		**(9,461)**		15,396		(24,160)
Total provision	$	**36,255**	$	36,328	$	24,880

The following table shows the reasons for the difference between income tax expense and the amount computed by applying the statutory federal income tax rate (21%) to income before income taxes.

Year Ended December 31 *(Dollars in thousands)*		2022			2021			2020	
		Amount	Percent of Pretax Income		Amount	Percent of Pretax Income		Amount	Percent of Pretax Income
Statutory federal income tax	$	**32,925**	**21.0 %**	$	32,526	21.0 %	$	22,332	21.0 %
(Decrease) increase in income taxes resulting from:									
Tax-exempt interest income		**(504)**	**(0.3)**		(373)	(0.2)		(439)	(0.4)
State taxes, net of federal income tax benefit		**4,275**	**2.7**		4,563	2.9		3,424	3.2
Other		**(441)**	**(0.3)**		(388)	(0.2)		(437)	(0.4)
Total	$	**36,255**	**23.1 %**	$	36,328	23.5 %	$	24,880	23.4 %

The tax expense related to (losses) gains on investment securities available-for-sale for the years 2022, 2021, and 2020 was approximately $(39,000), $(164,000), and $67,000, respectively.

The following table shows the composition of deferred tax assets and liabilities as of December 31, 2022 and 2021.

(Dollars in thousands)		2022		2021
Deferred tax assets:				
Allowance for credit losses	$	**33,237**	$	32,431
Operating lease liability		**4,728**		5,145
Accruals for employee benefits		**3,752**		3,837
Capitalized loan costs		**—**		15
Net unrealized losses on securities available-for-sale		**46,353**		3,128
Other		**426**		1,015
Total deferred tax assets		**88,496**		45,571
Deferred tax liabilities:				
Differing depreciable bases in premises and leased equipment		**7,373**		10,796
Right of use assets - leases		**5,037**		5,315
Differing bases in assets related to acquisitions		**4,305**		4,219
Tax advantaged partnerships		**3,823**		9,502
Other		**245**		713
Total deferred tax liabilities		**20,783**		30,545
Net deferred tax asset	$	**67,713**	$	15,026

No valuation allowance for deferred tax assets was recorded at December 31, 2022 and 2021 as the Company believes it is more likely than not that all of the deferred tax assets will be realized. Additionally, the tax credit carryforward generated in 2020 was fully utilized in 2021.

Tax years that remain open and subject to audit include the federal 2019-2022 years and the Indiana 2019-2022 years. The Company does not anticipate a significant change in the amount of uncertain tax positions within the next 12 months.

Note 18 — Contingent Liabilities, Commitments, and Financial Instruments with Off-Balance-Sheet Risk

Contingent Liabilities —1st Source and its subsidiaries are defendants in various legal proceedings arising in the normal course of business. In the opinion of management, based upon present information including the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's consolidated financial position or results of operations.

1st Source Bank sells residential mortgage loans to Fannie Mae as well as FHA-insured, USDA-insured and VA-guaranteed loans in Ginnie Mae mortgage-backed securities. Additionally, the Bank has sold loans on a service released basis to various other financial institutions in the past. The agreements under which the Bank sells these mortgage loans contain various representations and warranties regarding the acceptability of loans for purchase. On occasion, the Bank may be required to indemnify the loan purchaser for credit losses on loans that were later deemed ineligible for purchase or may be required to repurchase a loan. Both circumstances are collectively referred to as "repurchases."

The Company's liability for repurchases, included in Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition, was $0.17 million and $0.22 million as of December 31, 2022 and 2021, respectively. The mortgage repurchase liability represents the Company's best estimate of the loss that it may incur. The estimate is based on specific loan repurchase requests and a historical loss ratio with respect to origination dollar volume. Because the level of mortgage loan repurchase losses are dependent on economic factors, investor demand strategies and other external conditions that may change over the life of the underlying loans, the level of liability for mortgage loan repurchase losses is difficult to estimate and requires considerable management judgment.

Lease Commitments — The Company and its subsidiaries are obligated under operating leases for certain office premises and equipment.

The following table shows operating lease right of use assets and operating lease liabilities as of December 31.

(Dollars in thousands)	Statement of Financial Condition classification		2022		2021
Operating lease right of use assets	Accrued income and other assets	$	20,916	$	22,071
Operating lease liabilities	Accrued expenses and other liabilities	$	19,634	$	21,364

The following table shows the components of operating leases expense for the year ended December 31.

(Dollars in thousands)	Statement of Income classification	2022		2021		2020	
Operating lease cost	Net occupancy expense	$	3,527	$	3,480	$	3,472
Short-term lease cost	Net occupancy expense		18		20		8
Variable lease cost (recovery of cost)	Net occupancy expense		8		—		(30)
Total operating lease cost		**$**	**3,553**	**$**	**3,500**	**$**	**3,450**

The following table shows future minimum rental commitments for all noncancellable operating leases with an initial term longer than 12 months for the next five years and thereafter.

(Dollars in thousands)		
2023	$	3,862
2024		3,281
2025		2,913
2026		2,620
2027		2,091
Thereafter		6,398
Total lease payments		21,165
Less: imputed interest		(1,531)
Present value of operating lease liabilities	**$**	**19,634**

The following table shows the weighted average remaining operating lease term, the weighted average discount rate and supplemental Consolidated Statement of Cash Flows information for operating leases at December 31.

(Dollars in thousands)	2022		2021	2020
Weighted average remaining lease term	**9.33 years**		9.31 years	10.17 years
Weighted average discount rate	**1.85 %**		1.75 %	1.80 %
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	**$**	**4,298**	$ 4,006	$ 3,794

There were no new significant leases that had not yet commenced as of December 31, 2022.

Financial Instruments with Off-Balance-Sheet Risk — To meet the financing needs of our clients, 1st Source and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business. These off-balance-sheet financial instruments include commitments to originate and sell loans and standby letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Statements of Financial Condition.

Financial instruments, whose contract amounts represent credit risk as of December 31, were as follows:

(Dollars in thousands)	2022		2021	
Amounts of commitments:				
Loan commitments to extend credit	$	1,234,866	$	1,148,984
Standby letters of credit	$	18,055	$	24,657
Commercial and similar letters of credit	$	2,368	$	8,531

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for loan commitments and standby letters of credit is represented by the dollar amount of those instruments. The Company uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Loan commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company grants mortgage loan commitments to borrowers subject to normal loan underwriting standards. The interest rate risk associated with these loan commitments is managed by entering into contracts for future deliveries of loans.

Standby letters of credit are conditional commitments issued to guarantee the performance of a client to a third party. The credit risk involved in and collateral obtained when issuing standby letters of credit are essentially the same as those involved in extending loan commitments to clients. Standby letters of credit generally have terms ranging from two months to one year.

Commercial letters of credit are issued specifically to facilitate commerce and typically result in the commitment being drawn on when the underlying transaction is consummated between the customer and the third party. Commercial letters of credit generally have terms ranging from two months to six months.

Note 19 — Derivative Financial Instruments

Commitments to originate residential mortgage loans held for sale and forward commitments to sell residential mortgage loans are considered derivative instruments. See Note 18 for further information.

The Company has certain interest rate derivative positions that are not designated as hedging instruments. Derivative assets and liabilities are recorded at fair value on the Consolidated Statements of Financial Condition and do not take into account the effects of master netting agreements. Master netting agreements allow the Company to settle all derivative contracts held with a single counterparty on a net basis, and to offset net derivative positions with related collateral, where applicable. These derivative positions relate to transactions in which the Company enters into an interest rate swap with a client while at the same time entering into an offsetting interest rate swap with another financial institution. In connection with each transaction, the Company agrees to pay interest to the client on a notional amount at a variable interest rate and receive interest from the client on the same notional amount at a fixed interest rate. At the same time, the Company agrees to pay another financial institution the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount. The transaction allows the client to effectively convert a variable rate loan to a fixed rate. Because the terms of the swaps with the customers and the other financial institution offset each other, with the only difference being counterparty credit risk, changes in the fair value of the underlying derivative contracts are not materially different and do not significantly impact the Company's results of operations.

The following table shows the amounts of non-hedging derivative financial instruments at December 31, 2022 and 2021.

(Dollars in thousands)	Notional or contractual amount	Asset derivatives		Liability derivatives	
		Statement of Financial Condition classification	Fair value	Statement of Financial Condition classification	Fair value
Interest rate swap contracts	$ 881,600	Other assets	$ 24,838	Other liabilities	$ 25,307
Loan commitments	2,638	Mortgages held for sale	67	N/A	—
Forward contracts - mortgage loan	3,750	Mortgages held for sale	24	N/A	—
Total - December 31, 2022	$ 887,988		$ 24,929		$ 25,307
Interest rate swap contracts	$ 1,064,721	Other assets	$ 20,735	Other liabilities	$ 21,172
Loan commitments	15,086	Mortgages held for sale	452	N/A	—
Forward contracts - mortgage loan	22,000	N/A	—	Mortgages held for sale	11
Total - December 31, 2021	$ 1,101,807		$ 21,187		$ 21,183

The following table shows the amounts included on the Consolidated Statements of Income for non-hedging derivative financial instruments at December 31, 2022, 2021 and 2020.

(Dollars in thousands)	Statement of Income classification	Gain (loss)		
		2022	2021	2020
Interest rate swap contracts	Other expense	$ (32)	$ 591	$ (650)
Interest rate swap contracts	Other income	83	410	879
Loan commitments	Mortgage banking	(385)	(1,035)	1,302
Forward contracts - mortgage loan	Mortgage banking	35	279	(252)
Total		$ (299)	$ 245	$ 1,279

The following table shows the offsetting of financial assets and derivative assets at December 31, 2022 and 2021.

(Dollars in thousands)	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Received	
December 31, 2022						
Interest rate swaps	**$ 24,838**	**$ —**	**$ 24,838**	**$ —**	**$ 25,295**	**$ (457)**
December 31, 2021						
Interest rate swaps	$ 24,436	$ 3,701	$ 20,735	$ —	$ —	$ 20,735

The following table shows the offsetting of financial liabilities and derivative liabilities at December 31, 2022 and 2021.

(Dollars in thousands)	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Pledged	
December 31, 2022						
Interest rate swaps	**$ 25,307**	**$ —**	**$ 25,307**	**$ —**	**$ —**	**$ 25,307**
Repurchase agreements	**141,432**	**—**	**141,432**	**141,432**	**—**	**—**
Total	**$ 166,739**	**$ —**	**$ 166,739**	**$ 141,432**	**$ —**	**$ 25,307**
December 31, 2021						
Interest rate swaps	$ 24,873	$ 3,701	$ 21,172	$ 20,498	$ —	$ 674
Repurchase agreements	194,727	—	194,727	194,727	—	—
Total	$ 219,600	$ 3,701	$ 215,899	$ 215,225	$ —	$ 674

If a default in performance of any obligation of a repurchase or derivative agreement occurs, each party will set-off property held, or loan indebtedness owing, in respect of transactions against obligations owing in respect of any other transactions. At December 31, 2022 and December 31, 2021, repurchase agreements had a remaining contractual maturity of $138.08 million and $191.47 million in overnight and $3.35 million and $3.26 million in up to 30 days, respectively and were collateralized by U.S. Treasury and Federal agencies securities.

Note 20 — Regulatory Matters

The Company is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total capital, Tier 1 capital, and common equity Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. The Company believes that it meets all capital adequacy requirements to which it is subject.

The most recent notification from the Federal bank regulators categorized 1st Source Bank, the largest of its subsidiaries, as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier 1 risk-based, common equity Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that the Company believes will have changed the institution's category.

As discussed in Note 12, the capital securities held by the Capital Trusts qualify as Tier 1 capital under Federal Reserve Board guidelines. The following table shows the actual and required capital amounts and ratios for 1st Source Corporation and 1st Source Bank as of December 31, 2022 and 2021.

(Dollars in thousands)	Actual Amount	Actual Ratio	Minimum Capital Adequacy Amount	Minimum Capital Adequacy Ratio	Minimum Capital Adequacy with Capital Buffer Amount	Minimum Capital Adequacy with Capital Buffer Ratio	To Be Well Capitalized Under Prompt Corrective Action Provisions Amount	To Be Well Capitalized Under Prompt Corrective Action Provisions Ratio
2022								
Total Capital (to Risk-Weighted Assets):								
1st Source Corporation	$ 1,137,984	16.10 %	$ 565,314	8.00 %	$741,975	10.50 %	$ 706,643	10.00 %
1st Source Bank	1,060,292	15.01	565,119	8.00	741,718	10.50	706,398	10.00
Tier 1 Capital (to Risk-Weighted Assets):								
1st Source Corporation	1,048,955	14.84	423,986	6.00	600,647	8.50	565,314	8.00
1st Source Bank	971,294	13.75	423,839	6.00	600,439	8.50	565,119	8.00
Common Equity Tier 1 Capital (to Risk-Weighted Assets):								
1st Source Corporation	932,257	13.19	317,989	4.50	494,650	7.00	459,318	6.50
1st Source Bank	911,596	12.90	317,879	4.50	494,479	7.00	459,159	6.50
Tier 1 Capital (to Average Assets):								
1st Source Corporation	1,048,955	12.63	332,287	4.00	N/A	N/A	415,359	5.00
1st Source Bank	971,294	11.70	332,125	4.00	N/A	N/A	415,156	5.00
2021								
Total Capital (to Risk-Weighted Assets):								
1st Source Corporation	$ 1,034,605	16.76 %	$ 493,751	8.00 %	$648,048	10.50 %	$ 617,189	10.00 %
1st Source Bank	969,228	15.71	493,412	8.00	647,603	10.50	616,765	10.00
Tier 1 Capital (to Risk-Weighted Assets):								
1st Source Corporation	956,783	15.50	370,313	6.00	524,611	8.50	493,751	8.00
1st Source Bank	891,458	14.45	370,059	6.00	524,250	8.50	493,412	8.00
Common Equity Tier 1 Capital (to Risk-Weighted Assets):								
1st Source Corporation	846,573	13.72	277,735	4.50	432,032	7.00	401,173	6.50
1st Source Bank	838,248	13.59	277,544	4.50	431,735	7.00	400,897	6.50
Tier 1 Capital (to Average Assets):								
1st Source Corporation	956,783	11.89	321,925	4.00	N/A	N/A	402,407	5.00
1st Source Bank	891,458	11.08	321,821	4.00	N/A	N/A	402,277	5.00

The Bank was not required to maintain noninterest bearing cash balances with the Federal Reserve Bank as of December 31, 2022 and 2021.

Dividends that may be paid by a subsidiary bank to the parent company are subject to certain legal and regulatory limitations and also may be affected by capital needs, as well as other factors.

Due to the Company's mortgage activities, 1st Source Bank is required to maintain minimum net worth capital requirements established by various governmental agencies. 1st Source Bank's net worth requirements are governed by the Department of Housing and Urban Development and GNMA. As of December 31, 2022, 1st Source Bank met its minimum net worth capital requirements.

Note 21 — Fair Value Measurements

The Company determines the fair values of its financial instruments based on the fair value hierarchy, which requires an entity to maximize the use of quoted prices and observable inputs and to minimize the use of unobservable inputs when measuring fair value. The Company elected fair value accounting for mortgages held for sale and for its best-efforts forward sales commitments. The Company economically hedges its mortgages held for sale at the time the interest rate locks are issued to the customers. The Company believes the election for mortgages held for sale will reduce certain timing differences and better match changes in the value of these assets with changes in the value of the derivatives or best-efforts forward sales commitments. At December 31, 2022 and 2021, all mortgages held for sale are carried at fair value.

The following table shows the differences between fair value carrying amount of mortgages held for sale measured at fair value and the aggregate unpaid principal amount the Company is contractually entitled to receive at maturity on December 31, 2022 and 2021.

(Dollars in thousands)	Fair value carrying amount		Aggregate unpaid principal		Excess of fair value carrying amount over (under) unpaid principal	
December 31, 2022						
Mortgages held for sale reported at fair value:						
Total Loans	$	3,914	$	3,766	$	148 (1)
December 31, 2021						
Mortgages held for sale reported at fair value:						
Total Loans	$	13,284	$	12,456	$	828 (1)

(1) The excess of fair value carrying amount over (under) unpaid principal is included in mortgage banking income and includes changes in fair value at and subsequent to funding and gains and losses on the related loan commitment prior to funding.

Financial Instruments on Recurring Basis:

The following is a description of the valuation methodologies used for financial instruments measured at fair value on a recurring basis:

Investment securities available-for-sale are valued primarily by a third-party pricing agent. Prices supplied by the independent pricing agent, as well as their pricing methodologies and assumptions, are reviewed by the Company for reasonableness and to ensure such prices are aligned with market levels. In general, the Company's investment securities do not possess a complex structure that could introduce greater valuation risk. The portfolio mainly consists of traditional investments including U.S. Treasury and Federal agencies securities, Federal agency mortgage pass-through securities, and general obligation and revenue municipal bonds. Pricing for such instruments is fairly generic and is easily obtained. On a quarterly basis, prices supplied by the pricing agent are validated by comparison to prices obtained from other third party sources for a material portion of the portfolio.

The valuation policy and procedures for Level 3 fair value measurements of available-for-sale debt securities are decided through collaboration between management of the Corporate Accounting and Funds Management departments. The changes in fair value measurement for Level 3 securities are analyzed on a periodic basis under a collaborative framework with the aforementioned departments. The methodology and variables used for input are derived from the combination of observable and unobservable inputs. The unobservable inputs are determined through internal assumptions that may vary from period to period due to external factors, such as market movement and credit rating adjustments.

Both the market and income valuation approaches are implemented using the following types of inputs:

- U.S. treasuries are priced using the market approach and utilizing live data feeds from active market exchanges for identical securities.

- Government-sponsored agency debt securities and corporate bonds are primarily priced using available market information through processes such as benchmark curves, market valuations of like securities, sector groupings and matrix pricing.

- Other government-sponsored agency securities, mortgage-backed securities and some of the actively traded REMICs and CMOs, are primarily priced using available market information including benchmark yields, prepayment speeds, spreads and volatility of similar securities.

- State and political subdivisions are largely grouped by characteristics, i.e., geographical data and source of revenue in trade dissemination systems. Since some securities are not traded daily and due to other grouping limitations, active market quotes are often obtained using benchmarking for like securities. Local direct placement municipal securities, with very little market activity, are priced using an appropriate market yield curve which incorporates a credit spread assumption.

Mortgages held for sale and the related loan commitments and forward contracts (economic hedges) are valued by a third party pricing agent. Prices supplied by the independent pricing agent, as well as their pricing methodologies, are reviewed by the Company for reasonableness and to ensure such prices are aligned with market values. On a quarterly basis, prices supplied by the pricing agent are validated by comparison to the prices obtained from other third party sources.

Interest rate swap positions, both assets and liabilities, are valued by a third-party pricing agent using an income approach and utilizing models that use as their basis readily observable market parameters. This valuation process considers various factors including interest rate yield curves, time value and volatility factors. Validation of third-party agent valuations is accomplished by comparing those values to the Company's swap counterparty valuations. Management believes an adjustment is required to "mid-market" valuations for derivatives tied to its performing loan portfolio to recognize the imprecision and related exposure inherent in the process of estimating expected credit losses as well as velocity of deterioration evident with systemic risks embedded in these portfolios. Any change in the mid-market derivative valuation adjustment will be recognized immediately through the Consolidated Statements of Income.

The following table shows the balance of assets and liabilities measured at fair value on a recurring basis.

(Dollars in thousands)	Level 1	Level 2	Level 3	Total
December 31, 2022				
Assets:				
Investment securities available-for-sale:				
U.S. Treasury and Federal agencies securities	$ 573,679	$ 424,919	$ —	$ 998,598
U.S. States and political subdivisions securities	—	121,298	1,464	122,762
Mortgage-backed securities - Federal agencies	—	637,058	—	637,058
Corporate debt securities	—	16,131	—	16,131
Foreign government and other securities	—	579	—	579
Total debt securities available-for-sale	573,679	1,199,985	1,464	1,775,128
Mortgages held for sale	—	3,914	—	3,914
Accrued income and other assets (interest rate swap agreements)	—	24,838	—	24,838
Total	$ 573,679	$ 1,228,737	$ 1,464	$ 1,803,880
Liabilities:				
Accrued expenses and other liabilities (interest rate swap agreements)	$ —	$ 25,307	$ —	$ 25,307
Total	$ —	$ 25,307	$ —	$ 25,307
December 31, 2021				
Assets:				
Investment securities available-for-sale:				
U.S. Treasury and Federal agencies securities	$ 561,950	$ 522,056	$ —	$ 1,084,006
U.S. States and political subdivisions securities	—	93,852	1,849	95,701
Mortgage-backed securities - Federal agencies	—	659,727	—	659,727
Corporate debt securities	—	23,009	—	23,009
Foreign government and other securities	—	598	—	598
Total debt securities available-for-sale	561,950	1,299,242	1,849	1,863,041
Mortgages held for sale	—	13,284	—	13,284
Accrued income and other assets (interest rate swap agreements)	—	20,735	—	20,735
Total	$ 561,950	$ 1,333,261	$ 1,849	$ 1,897,060
Liabilities:				
Accrued expenses and other liabilities (interest rate swap agreements)	$ —	$ 21,172	$ —	$ 21,172
Total	$ —	$ 21,172	$ —	$ 21,172

The following table shows the changes in Level 3 assets and liabilities measured at fair value on a recurring basis.

(Dollars in thousands)		U.S. States and political subdivisions securities
Beginning balance January 1, 2022	$	**1,849**
Total gains or losses (realized/unrealized):		
Included in earnings		**—**
Included in other comprehensive income		**(135)**
Purchases		**3,000**
Issuances		**—**
Sales		**—**
Settlements		**—**
Maturities		**(3,250)**
Transfers into Level 3		**—**
Transfers out of Level 3		**—**
Ending balance December 31, 2022	$	**1,464**
Beginning balance January 1, 2021	$	2,152
Total gains or losses (realized/unrealized):		
Included in earnings		—
Included in other comprehensive income		(15)
Purchases		—
Issuances		—
Sales		—
Settlements		—
Maturities		(288)
Transfers into Level 3		—
Transfers out of Level 3		—
Ending balance December 31, 2021	$	1,849

There were no gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets and liabilities still held at December 31, 2022 or 2021.

The following table shows the valuation methodology and unobservable inputs for Level 3 assets and liabilities measured at fair value on a recurring basis.

(Dollars in thousands)	Fair value	Valuation Methodology	Unobservable Inputs	Range of Inputs	Weighted Average
December 31, 2022					
Debt securities available-for-sale					
Direct placement municipal securities	$ 1,464	**Discounted cash flows**	**Credit spread assumption**	**0.22% - 4.09%**	**3.49 %**
December 31, 2021					
Debt securities available-for-sale					
Direct placement municipal securities	$ 1,849	Discounted cash flows	Credit spread assumption	0.04% - 2.31%	1.58 %

Financial Instruments on Non-recurring Basis:

The Company may be required, from time to time, to measure certain other financial assets at fair value on a non-recurring basis in accordance with GAAP. These adjustments to fair value usually result from application of lower of cost or market accounting or impairment charges of individual assets.

The Credit Policy Committee (CPC), a management committee, is responsible for overseeing the valuation processes and procedures for Level 3 measurements of impaired loans, other real estate and repossessions. The CPC reviews these assets on a quarterly basis to determine the accuracy of the observable inputs, generally third-party appraisals, auction values, values derived from trade publications and data submitted by the borrower, and the appropriateness of the unobservable inputs, generally discounts due to current market conditions and collection issues. The CPC establishes discounts based on asset type and valuation source; deviations from the standard are documented. The discounts are reviewed periodically, annually at a minimum, to determine they remain appropriate. Consideration is given to current trends in market values for the asset categories and gain and losses on sales of similar assets. The Loan and Funds Management Committee of the Board of Directors is responsible for overseeing the CPC.

Discounts vary depending on the nature of the assets and the source of value. Aircraft are generally valued using quarterly trade publications adjusted for engine time, condition, maintenance programs, discounted by 10%. Likewise, autos are valued using current auction values, discounted by 10%; medium and heavy duty trucks are valued using trade publications and auction values, discounted by 15%. Construction equipment is generally valued using trade publications and auction values, discounted by 20%. Real estate is valued based on appraisals or evaluations, discounted by 20% at a minimum with higher discounts for property in poor condition or property with characteristics which may make it more difficult to market. Commercial loans subject to borrowing base certificates are generally discounted by 20% for receivables and 40% - 75% for inventory with higher discounts when monthly borrowing base certificates are not required or received.

Collateral-dependent impaired loans and related write-downs are based on the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are reviewed quarterly and estimated using customized discounting criteria, appraisals and dealer and trade magazine quotes which are used in a market valuation approach. In accordance with fair value measurements, only impaired loans for which an allowance for loan loss has been established based on the fair value of collateral require classification in the fair value hierarchy. As a result, only a portion of the Company's impaired loans are classified in the fair value hierarchy.

The Company has established MSRs valuation policies and procedures based on industry standards and to ensure valuation methodologies are consistent and verifiable. MSRs and related adjustments to fair value result from application of lower of cost or fair value accounting. For purposes of impairment, MSRs are stratified based on the predominant risk characteristics of the underlying servicing, principally by loan type. The fair value of each tranche of the servicing portfolio is estimated by calculating the present value of estimated future net servicing cash flows, taking into consideration actual and expected mortgage loan prepayment rates, discount rates, servicing costs, and other economic factors. Prepayment rates and discount rates are derived through a third-party pricing agent. Changes in the most significant inputs, including prepayment rates and discount rates, are compared to the changes in the fair value measurements and appropriate resolution is made. A fair value analysis is also obtained from an independent third-party agent and compared to the internal valuation for reasonableness. MSRs do not trade in an active, open market with readily observable prices and though sales of MSRs do occur, precise terms and conditions typically are not readily available and the characteristics of the Company's servicing portfolio may differ from those of any servicing portfolios that do trade.

Other real estate is based on the fair value of the underlying collateral less expected selling costs. Collateral values are estimated primarily using appraisals and reflect a market value approach. Fair values are reviewed quarterly and new appraisals are obtained annually. Repossessions are similarly valued.

For assets measured at fair value on a nonrecurring basis the following represents impairment charges (recoveries) recognized on these assets during the year ended December 31, 2022 and 2021, respectively: collateral-dependent impaired loans - $0.00 million and $2.76 million; MSRs - $0.00 million and $(0.81) million; repossessions - $0.00 million and $0.27 million, and other real estate - $0.00 million and $0.06 million.

The following table shows the carrying value of assets measured at fair value on a non-recurring basis.

(Dollars in thousands)	Level 1	Level 2	Level 3	Total
December 31, 2022				
Collateral-dependent impaired loans	$ —	$ —	$ —	$ —
Accrued income and other assets (mortgage servicing rights)	—	—	4,137	4,137
Accrued income and other assets (repossessions)	—	—	327	327
Accrued income and other assets (other real estate)	—	—	104	104
Total	$ —	$ —	$ 4,568	$ 4,568
December 31, 2021				
Collateral-dependent impaired loans	$ —	$ —	$ 571	$ 571
Accrued income and other assets (mortgage servicing rights)	—	—	4,671	4,671
Accrued income and other assets (repossessions)	—	—	861	861
Accrued income and other assets (other real estate)	—	—	—	—
Total	$ —	$ —	$ 6,103	$ 6,103

The following table shows the valuation methodology and unobservable inputs for Level 3 assets and liabilities measured at fair value on a non-recurring basis.

(Dollars in thousands)	Carrying Value	Fair Value	Valuation Methodology	Unobservable Inputs	Range of Inputs	Weighted Average
December 31, 2022						
Collateral-dependent impaired loans	$ —	$ —	Collateral based measurements including appraisals, trade publications, and auction values	Discount for lack of marketability and current conditions	0% - 0%	0 %
Mortgage servicing rights	4,137	8,007	Discounted cash flows	Constant prepayment rate (CPR)	7.6% - 9.6%	8.2 %
				Discount rate	11.4% - 14.2%	11.5 %
Repossessions	327	370	Appraisals, trade publications and auction values	Discount for lack of marketability	2% - 9%	7 %
Other real estate	104	104	Appraisals	Discount for lack of marketability	0% - 0%	0 %
December 31, 2021						
Collateral-dependent impaired loans	$ 571	$ 571	Collateral based measurements including appraisals, trade publications, and auction values	Discount for lack of marketability and current conditions	20% - 90%	43.1 %
Mortgage servicing rights	4,671	5,640	Discounted cash flows	Constant prepayment rate (CPR)	11.8% - 18.5%	16.4 %
				Discount rate	8.6% - 11.5%	8.8 %
Repossessions	861	942	Appraisals, trade publications and auction values	Discount for lack of marketability	0% - 21%	2 %
Other real estate	—	—	Appraisals	Discount for lack of marketability	0% - 0%	0 %

GAAP requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring or non-recurring basis.

The following table shows the fair values of the Company's financial instruments.

(Dollars in thousands)	Carrying or Contract Value		Fair Value		Level 1		Level 2		Level 3
December 31, 2022									
Assets:									
Cash and due from banks	$	84,703	$	84,703	$	84,703	$	—	$	—
Federal funds sold and interest bearing deposits with other banks		38,094		38,094		38,094		—		—
Investment securities, available-for-sale		1,775,128		1,775,128		573,679		1,199,985		1,464
Other investments		25,293		25,293		25,293		—		—
Mortgages held for sale		3,914		3,914		—		3,914		—
Loans and leases, net of allowance for loan and lease losses		5,871,894		5,712,972		—		—		5,712,972
Mortgage servicing rights		4,137		8,007		—		—		8,007
Accrued interest receivable		24,747		24,747		—		24,747		—
Interest rate swaps		24,838		24,838		—		24,838		—
Liabilities:									
Deposits	$	6,928,265	$	6,909,392	$	5,787,806	$	1,121,586	$	—
Short-term borrowings		215,529		215,529		139,079		76,450		—
Long-term debt and mandatorily redeemable securities		46,555		45,111		—		45,111		—
Subordinated notes		58,764		51,398		—		51,398		—
Accrued interest payable		5,999		5,999		—		5,999		—
Interest rate swaps		25,307		25,307		—		25,307		—
Off-balance-sheet instruments *		—		108		—		108		—
December 31, 2021									
Assets:									
Cash and due from banks	$	54,420	$	54,420	$	54,420	$	—	$	—
Federal funds sold and interest bearing deposits with other banks		470,767		470,767		470,767		—		—
Investment securities, available-for-sale		1,863,041		1,863,041		561,950		1,299,242		1,849
Other investments		27,189		27,189		27,189		—		—
Mortgages held for sale		13,284		13,284		—		13,284		—
Loans and leases, net of allowance for loan and lease losses		5,218,722		5,269,551		—		—		5,269,551
Mortgage servicing rights		4,671		5,640		—		—		5,640
Accrued interest receivable		17,760		17,760		—		17,760		—
Interest rate swaps		20,735		20,735		—		20,735		—
Liabilities:									
Deposits	$	6,679,065	$	6,680,163	$	5,794,928	$	885,235	$	—
Short-term borrowings		200,027		200,027		192,801		7,226		—
Long-term debt and mandatorily redeemable securities		71,251		71,305		—		71,305		—
Subordinated notes		58,764		58,553		—		58,553		—
Accrued interest payable		1,885		1,885		—		1,885		—
Interest rate swaps		21,172		21,172		—		21,172		—
Off-balance-sheet instruments *		—		364		—		364		—

* Represents estimated cash outflows required to currently settle the obligations at current market rates.

These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. These estimates are subjective in nature and require considerable judgment to interpret market data. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange, nor are they intended to represent the fair value of the Company as a whole. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value estimates presented herein are based on pertinent information available to management as of the respective balance sheet date. Although the Company is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

Other significant assets, such as premises and equipment, other assets, and liabilities not defined as financial instruments, are not included in the above disclosures. Also, the fair value estimates for deposits do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Note 22 — 1st Source Corporation (Parent Company Only) Financial Information

STATEMENTS OF FINANCIAL CONDITION

December 31 (Dollars in thousands)		2022		2021
ASSETS				
Cash and cash equivalents	$	104,678	$	94,543
Short-term investments with bank subsidiary		500		500
Investments in:				
Bank subsidiaries		842,707		907,238
Non-bank subsidiaries		1		1
Right of use assets		14,730		16,106
Other assets		6,234		6,877
Total assets	$	968,850	$	1,025,265
LIABILITIES AND SHAREHOLDERS' EQUITY				
Commercial paper	$	3,096	$	3,967
Long-term debt and mandatorily redeemable securities		25,240		27,102
Subordinated notes		58,764		58,764
Operating lease liability		13,509		15,463
Other liabilities		4,173		3,714
Total liabilities		104,782		109,010
Total shareholders' equity		864,068		916,255
Total liabilities and shareholders' equity	$	968,850	$	1,025,265

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Year Ended December 31 (Dollars in thousands)		2022		2021		2020
Income:						
Dividends from bank subsidiary	$	49,588	$	46,207	$	46,207
Rental income from (reimbursements to) subsidiaries		1,740		1,873		(908)
Other		148		146		293
Investment securities and other investment gains (losses)		353		342		(44)
Total income		51,829		48,568		45,548
Expenses:						
Interest on subordinated notes		3,550		3,267		3,367
Interest on long-term debt and mandatorily redeemable securities		(341)		1,799		2,151
Interest on commercial paper and other short-term borrowings		1		3		11
Occupancy		1,625		1,722		1,816
Other		890		711		667
Total expenses		5,725		7,502		8,012
Income before income tax benefit and equity in undistributed income of subsidiaries		46,104		41,066		37,536
Income tax benefit		1,099		998		1,747
Income before equity in undistributed income of subsidiaries		47,203		42,064		39,283
Equity in undistributed income of subsidiaries:						
Bank subsidiaries		73,329		76,493		42,178
Net income	$	120,532	$	118,557	$	81,461
Comprehensive (loss) income	$	(17,297)	$	90,325	$	94,660

STATEMENTS OF CASH FLOWS

Year Ended December 31 *(Dollars in thousands)*		2022		2021		2020
Operating activities:						
Net income	$	**120,532**	$	118,557	$	81,461
Adjustments to reconcile net income to net cash provided by operating activities:						
Equity (undistributed) distributed in excess of income of subsidiaries		**(73,329)**		(76,493)		(42,178)
Depreciation of premises and equipment		**—**		1		2
Amortization of right of use assets		**1,376**		1,346		1,107
Stock-based compensation		**120**		102		94
Realized/unrealized investment securities and other investment (gains) losses		**(353)**		(342)		44
Other		**(702)**		1,556		(103)
Net change in operating activities		**47,644**		44,727		40,427
Investing activities:						
Net change in partnership investments		**102**		(74)		(182)
Net change in investing activities		**102**		(74)		(182)
Financing activities:						
Net change in commercial paper		**(871)**		(800)		774
Proceeds from issuance of long-term debt and mandatorily redeemable securities		**1,862**		1,738		1,640
Payments on long-term debt and mandatorily redeemable securities		**(2,708)**		(2,427)		(2,268)
Stock issued under stock purchase plans		**252**		90		39
Net proceeds from issuance of treasury stock		**2,792**		2,523		1,706
Acquisition of treasury stock		**(6,836)**		(33,136)		(6,415)
Cash dividends paid on common stock		**(32,102)**		(31,340)		(29,764)
Net change in financing activities		**(37,611)**		(63,352)		(34,288)
Net change in cash and cash equivalents		**10,135**		(18,699)		5,957
Cash and cash equivalents, beginning of year		**94,543**		113,242		107,285
Cash and cash equivalents, end of year	$	**104,678**	$	94,543	$	113,242

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

Item 9A. Controls and Procedures.

1st Source carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, at December 31, 2022, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by 1st Source in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and are designed to ensure that information required to be disclosed in those reports is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

In addition, there were no changes in our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) during the fourth fiscal quarter of 2022 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of 1st Source Corporation ("1st Source") is responsible for establishing and maintaining adequate internal control over financial reporting. 1st Source's internal control over financial reporting includes policies and procedures pertaining to 1st Source's ability to record, process, and report reliable information. Actions are taken to correct any deficiencies as they are identified through internal and external audits, regular examinations by bank regulatory agencies, 1st Source's formal risk management process, and other means. 1st Source's internal control system is designed to provide reasonable assurance to 1st Source's management and Board of Directors regarding the preparation and fair presentation of 1st Source's published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

1st Source's management assessed the effectiveness of internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework* (2013 framework). Based on management's assessment, 1st Source believes that, as of December 31, 2022, 1st Source's internal control over financial reporting is effective based on those criteria.

FORVIS LLP, independent registered public accounting firm, which also audited 1st Source's consolidated financial statements for the year ended December 31, 2022, has issued an attestation report on management's assessment of 1st Source's internal control over financial reporting. This report appears on page 41.

By   /s/ CHRISTOPHER J. MURPHY III
_____
         Christopher J. Murphy III, Chief Executive Officer

By   /s/ BRETT A. BAUER
_____
         Brett A. Bauer, Treasurer and Chief Financial Officer

South Bend, Indiana

Item 9B. Other Information.

None

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

Item 10. Directors, Executive Officers and Corporate Governance.

The information under the caption "Proposal Number 1: Election of Directors," "Board Committees and Other Corporate Governance Matters," and "Delinquent Section 16(a) Reports" of the 2023 Proxy Statement is incorporated herein by reference.

Item 11. Executive Compensation.

The information under the caption "Compensation Discussion & Analysis" of the 2023 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information under the caption "Voting Securities and Principal Holders Thereof" and "Proposal Number 1: Election of Directors" of the 2023 Proxy Statement is incorporated herein by reference.

The following table shows Equity Compensation Plan Information as of December 31, 2022.

	(A) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans [excluding securities reflected in column (A)]	
Equity compensation plans approved by shareholders				
2011 Stock Option Plan	—	$ —	250,000	
1997 Employee Stock Purchase Plan	7,457	48.07	108,012	
1982 Executive Incentive Plan	—	—	258,824	(1)(2)(3)
1982 Restricted Stock Award Plan	—	—	122,722	(2)
Strategic Deployment Incentive Plan	—	—	98,645	(2)(3)
Total plans approved by shareholders	**7,457**	**$ —**	**838,203**	
Equity compensation plans not approved by shareholders				
Director Retainer Stock Plan(4)	—	—	85,135	
Total equity compensation plans	**7,457**	**$ —**	**923,338**	

(1) The Executive Compensation and Human Resources Committee of the 1st Source Corporation Board of Directors may issue under the 1982 Executive Incentive Plan not more than 0.60% in any one calendar year of our common stock outstanding at the beginning of such year.

(2) Amount is to be awarded by grants administered by the Executive Compensation and Human Resources Committee of the 1st Source Corporation Board of Directors.

(3) Amount includes market value stock only. Book value shares used for annual awards may only be sold to 1st Source.

(4) Under this plan an eligible director may elect to receive his or her annual retainer or annual fees in the form of shares of our common stock.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information under the caption "Proposal Number 1: Election of Directors", "Board Committees and Other Corporate Governance Matters, " and "Transactions with Related Persons" of the 2023 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information under the caption "Relationship with Independent Registered Public Accounting Firm" of the 2023 Proxy Statement is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules.

(a) Financial Statements and Schedules:

The following Financial Statements and Supplementary Data are filed as part of this annual report:

Reports of Independent Registered Public Accounting Firm

Consolidated Statements of Financial Condition — December 31, 2022 and 2021

Consolidated Statements of Income — Years ended December 31, 2022, 2021, and 2020

Consolidated Statements of Comprehensive Income — Years ended December 31, 2022, 2021, and 2020

Consolidated Statements of Shareholders' Equity — Years ended December 31, 2022, 2021, and 2020

Consolidated Statements of Cash Flows — Years ended December 31, 2022, 2021, and 2020

Notes to Consolidated Financial Statements — December 31, 2022, 2021, and 2020

Financial statement schedules required by Article 9 of Regulation S-X are not required under the related instructions, or are inapplicable and, therefore, have been omitted.

(b) Exhibits (numbered in accordance with Item 601 of Regulation S-K):

3(a)	Articles of Incorporation of Registrant, amended April 30, 1996, filed as exhibit to Form 10-K, dated December 31, 2017, and incorporated herein by reference.
3(b)	By-Laws of Registrant, as amended February 16, 2023, filed herewith.
3(c)	Certificate of Designations for Series A Preferred Stock, dated January 23, 2009, filed as exhibit to Form 8-K, dated January 23, 2009, and incorporated herein by reference.
4(a)	Form of Common Stock Certificates of Registrant, filed as exhibit to Registration Statement 2-40481 and incorporated herein by reference.
4(b)	1st Source agrees to furnish to the Commission, upon request, a copy of each instrument defining the rights of holders of Senior and Subordinated debt of 1st Source.
4(c)	Description of the Company's Securities, filed as an exhibit to Form 10-Q, dated September 30, 2022 and incorporated herein by reference.
10(a)(1)	Employment Agreement of Christopher J. Murphy III, dated January 1, 2008, filed as exhibit to Form 8-K, dated March 17, 2008, amended February 6, 2014, filed as exhibit to Form 8-K, dated March 12, 2014, and incorporated herein by reference.
10(a)(2)	Employment Agreement of Andrea G. Short dated January 1, 2013, filed as exhibit to Form 10-K, dated December 31, 2012, amended February 6, 2014, filed as exhibit to Form 8-K, dated March 12, 2014, and incorporated herein by reference.
10(a)(3)	Employment Agreement of John B. Griffith, dated January 1, 2008, filed as exhibit to Form 8-K, dated March 17, 2008, amended February 6, 2014, filed as exhibit to Form 8-K, dated March 12, 2014, and incorporated herein by reference.
10(a)(4)	Employment Agreement of Jeffrey L. Buhr, dated May 23, 2017, filed as an exhibit to Form 8-K, dated May 23, 2017, and incorporated herein by reference.
10(a)(5)	Employment Agreement of Brett A. Bauer, dated August 1, 2021, filed as an exhibit to Form 8-K, dated August 3, 2021, and incorporated herein by reference.
10(b)	1st Source Corporation Employee Stock Purchase Plan dated April 17, 1997, filed as exhibit to Form 10-K, dated December 31, 2017, and incorporated herein by reference.
10(c)	1st Source Corporation 1982 Executive Incentive Plan, amended November 9, 2016, filed as an exhibit to Form 10-K, dated December 31, 2016, and incorporated herein by reference.
10(d)	1st Source Corporation 1982 Restricted Stock Award Plan, amended November 9, 2016, filed as Exhibit 4.3 to Registration Statement on Form S-8 No. 333-215910, filed February 6, 2017, and incorporated herein by reference.
10(e)	1st Source Corporation Strategic Deployment Incentive Plan, amended February 26, 2016, filed as exhibit to registrant's 2016 definitive proxy statement, filed March 15, 2016, and incorporated herein by reference.
10(f)	1st Source Corporation 2011 Stock Option Plan, amended November 9, 2016, filed as exhibit to Form 10-K, dated December 31, 2016, and incorporated herein by reference.
10(g)	1st Source Corporation Director Retainer Stock Plan, amended August 3, 2018, filed as exhibit to Form 10-Q, dated September 30, 2018, and incorporated herein by reference.

21   Subsidiaries of Registrant (unless otherwise indicated, each subsidiary does business under its own name):

Name	Jurisdiction
1st Source Bank	Indiana
SFG Aircraft, Inc. * (formerly known as SFG Equipment Leasing, Inc.)	Indiana
1st Source Insurance, Inc. *	Indiana
1st Source Specialty Finance, Inc. *	Indiana
1st Source Capital Corporation *	Indiana
Trustcorp Mortgage Company (Inactive)	Indiana
1st Source Master Trust	Delaware
Michigan Transportation Finance Corporation *	Michigan
1st Source Intermediate Holding, LLC	Delaware
1st Source Funding, LLC (Inactive)	Delaware
SFG Commercial Aircraft Leasing, Inc. *	Indiana
SFG Equipment Leasing Corporation I*	Indiana
1st Source Solar 1, LLC*	Delaware
1st Source Solar 2, LLC	Delaware
1st Source Solar 3, LLC	Delaware
1st Source Solar 4, LLC	Delaware
1st Source Solar 5, LLC	Delaware
1st Source Solar 6, LLC	Delaware
1st Source Solar 7, LLC	Delaware
1st Source Solar 8, LLC	Delaware
1st Portfolio Management, Inc. *	Nevada

*Wholly-owned subsidiaries of 1st Source Bank

23   Consent of FORVIS, LLP, Independent Registered Public Accounting Firm.

31.1   Certification of Christopher J. Murphy III, Chief Executive Officer (Rule 13a-14(a)).

31.2   Certification of Brett A. Bauer, Chief Financial Officer (Rule 13a-14(a)).

32.1   Certification of Christopher J. Murphy III, Chief Executive Officer.

32.2   Certification of Brett A. Bauer, Chief Financial Officer.

101.INS   XBRL Instance Document — The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document.

101.SCH   XBRL Taxonomy Extension Schema Document

101.CAL   XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB   XBRL Taxonomy Extension Labels Linkbase Document

101.PRE   XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF   XBRL Taxonomy Extension Definition Linkbase Document

104   Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101)

(c) Financial Statement Schedules — None.

Item 16. Form 10-K Summary.

Not provided.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1st SOURCE CORPORATION

By   /s/ CHRISTOPHER J. MURPHY III

Christopher J. Murphy III, Chairman of the Board
and Chief Executive Officer

Date: February 16, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ CHRISTOPHER J. MURPHY III Christopher J. Murphy III	Chairman of the Board, President and Chief Executive Officer	February 16, 2023
/s/ BRETT A. BAUER Brett A. Bauer	Treasurer, Chief Financial Officer and Principal Accounting Officer	February 16, 2023
/s/ JOHN B. GRIFFITH John B. Griffith	Secretary and General Counsel	February 16, 2023
/s/ JOHN F. AFFLECK-GRAVES John F. Affleck-Graves	Director	February 16, 2023
/s/ MELODY BIRMINGHAM Melody Birmingham	Director	February 16, 2023
/s/ DANIEL B. FITZPATRICK Daniel B. Fitzpatrick	Director	February 16, 2023
/s/ TRACY D. GRAHAM Tracy D. Graham	Director	February 16, 2023
/s/ VINOD M. KHILNANI Vinod M. Khilnani	Director	February 16, 2023
/s/ CHRISTOPHER J. MURPHY IV Christopher J. Murphy IV	Director	February 16, 2023
/s/ TIMOTHY K. OZARK Timothy K. Ozark	Director	February 16, 2023
/s/ TODD F. SCHURZ Todd F. Schurz	Director	February 16, 2023
/s/ MARK D. SCHWABERO Mark D. Schwabero	Director	February 16, 2023
/s/ RONDA SHREWSBURY Ronda Shrewsbury	Director	February 16, 2023
/s/ ISAAC P. TORRES Isaac P. Torres	Director	February 16, 2023

EXHIBIT 31.1


Certifications


I, Christopher J. Murphy III, Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of 1st Source Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors:

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 16, 2023

By /s/ CHRISTOPHER J. MURPHY III
_____
      Christopher J. Murphy III, Chief Executive Officer

EXHIBIT 32.1


CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of 1st Source Corporation (1st Source) on Form 10-K for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Christopher J. Murphy III, Chief Executive Officer of 1st Source, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of sections 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of 1st Source.

Date: February 16, 2023

By /s/ CHRISTOPHER J. MURPHY III
_____
      Christopher J. Murphy III, Chief Executive Officer

EXHIBIT 31.2


Certifications


I, Brett A. Bauer, Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of 1st Source Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors:

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 16, 2023

By /s/ BRETT A. BAUER
_____
    Brett A. Bauer, Chief Financial Officer

EXHIBIT 32.2


CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of 1st Source Corporation (1st Source) on Form 10-K for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Brett A. Bauer, Chief Financial Officer of 1st Source, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

  (1) The Report fully complies with the requirements of sections 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

  (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of 1st Source.

Date: February 16, 2023

By /s/ BRETT A. BAUER
_____
    Brett A. Bauer, Chief Financial Officer

DIRECTORS AND OFFICERS


John F. Affleck–Graves


Melody Birmingham


Daniel B. Fitzpatrick


Tracy D. Graham


Vinod M. Khilnani


Christopher J. Murphy III


Christopher J. Murphy IV


Timothy K. Ozark


Todd F. Schurz


Mark D. Schwabero


Andrea G. Short


Ronda Shrewsbury


Isaac P. Torres

1st SOURCE DIRECTORS

		CORP.	BANK
John F. Affleck–Graves	Professor Emeritus, University of Notre Dame; Former Professor of Finance, Executive Vice President and Chief Financial Officer, University of Notre Dame	X	X
Melody Birmingham	Executive Vice President and Chief Innovation Officer, NiSource, Inc.	X	X
Daniel B. Fitzpatrick	Chairman, President, and Chief Executive Officer, Quality Dining, Inc.	X	X
Tracy D. Graham	Managing Principal, Graham Allen Partners, LLC, Chief Executive Officer, Aunalytics, Chairman of the Board, Lippert Components	X	X
Vinod M. Khilnani	Chairman of the Board, Materion Corporation	X	X
Christopher J. Murphy III	Chairman, President and Chief Executive Officer, 1st Source Corporation	X	
	Chairman of the Board, 1st Source Bank		X
Christopher J. Murphy IV	Owner and Chief Executive Officer, Catharsis Productions, LLC	X	X
Timothy K. Ozark	Chairman of the Board, TKO Finance Corporation	X	X
Todd F. Schurz	Former President and Chief Executive Officer, Schurz Communications, Inc.	X	X
Mark D. Schwabero	Retired Chairman, Chief Executive Officer and Director, Brunswick Corporation	X	X
Andrea G. Short	Executive Vice President, 1st Source Corporation		
	President and Chief Executive Officer, 1st Source Bank		X
Ronda Shrewsbury	President and Chief Executive Officer, RealAmerica, LLC	X	X
Isaac P. Torres	President and Chief Executive Officer, InterCambio Express, Inc.	X	X

1st SOURCE EXECUTIVE OFFICERS

		CORP.	BANK
Christopher J. Murphy III	Chairman, President and Chief Executive Officer, 1st Source Corporation	X	
	Chairman of the Board, 1st Source Bank		X
Andrea G. Short	Executive Vice President, 1st Source Corporation	X	
	President and Chief Executive Officer, 1st Source Bank		X
Kevin C. Murphy	Executive Vice President, Chief Digital Officer	X	X
Jeffrey L. Buhr	Executive Vice President, Chief Credit Officer		X
John B. Griffith	Executive Vice President, Chief Risk Officer, General Counsel and Secretary	X	X
Brett A. Bauer	Senior Vice President, Treasurer and Chief Financial Officer	X	X



P.O. Box 1602, South Bend, Indiana 46634

